Exhibit 99.1

MINERA ANDES INC.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2009

March 30, 2010

Table of Contents

PRELIMINARY NOTES	3
DEVELOPMENT AND DESCRIPTION OF THE BUSINESS	5
ARGENTINA	15
RISK FACTORS	19
SAN JOSÉ MINE	26
LOS AZULES COPPER PROJECT	58
OTHER PROPERTIES	78
DIVIDEND POLICY	78
DESCRIPTION OF CAPITAL STRUCTURE	78
MARKET FOR SECURITIES	79
DIRECTORS AND OFFICERS	80
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	84
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	84
TRANSFER AGENT AND REGISTRAR	85
MATERIAL CONTRACTS	85
INTERESTS OF EXPERTS	86
AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS	86
ADDITIONAL INFORMATION	88
GLOSSARY OF CERTAIN GEOLOGIC AND MINING TERMS	89
SCHEDULE “A”	92

PRELIMINARY NOTES

Basis of Presentation

Unless the context otherwise requires references to “Minera Andes”, the “Corporation”, “us”, “we” or “our” include Minera Andes Inc. and each of its subsidiaries.  For the meanings of certain technical terms used in this annual information form (“AIF”), see the “Glossary of Certain Geologic and Mining Terms”.

The Corporation prepares and files its AIF, consolidated financial statements and management discussion & analysis in United States (“US”) dollars and in accordance with Canadian generally accepted accounting principles.

Date of Information

All information in this AIF is as of December 31, 2009, unless otherwise indicated.

Exchange Rate Information

This AIF contains reference to United States dollars, Canadian dollars and Argentinean pesos.  All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars, Canadian dollars are referred to as “Canadian Dollars” or “C$” and Argentinean pesos are referred to as ARS$.

The high, low average and closing exchange rates for Canadian dollars in terms of United States dollars and Canadian dollars in terms of Argentinean pesos for each of the three years ended December 31, 2009, 2008, and 2007 as quoted by the Bank of Canada, were as follows:

Canadian dollar per United States dollar

	High	Low	Average(1)	Closing(1)
Year ended December 31
2009	1.3000	1.0292	1.1420	1.0466
2008	1.2969	0.9719	1.0660	1.2246
2007	1.1853	0.9170	1.0748	0.9881

Canadian dollar per Argentinean peso

	High	Low	Average(1)	Closing(1)
Year ended December 31
2009	0.3633	0.2692	0.3037	0.2713
2008	0.3814	0.3050	0.3319	0.3464
2007	0.3804	0.2896	0.3420	0.3116

(1)                                  Daily noon rates used in average and closing calculation.

On March 29, 2010, the Bank of Canada noon spot exchange rate for the purchase of one United States dollar using Canadian dollars was C$1.0203(C$1.00=US$0.9801).

On March 29, 2010, the Bank of Canada noon spot exchange rate for the purchase of one Argentinean peso using Canadian dollars was C$0.2623 (C$1.00=ARS$3.8124).

Forward-Looking Statements and Information

Certain statements and information in this AIF, including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable US and Canadian securities laws.  Such forward-looking statements or information include, but are not limited to, statements or information with respect to the cash from operations at the San José Mine and the future cash requirements of MSC, the estimated operating and capital costs of the San José Mine, the Corporation’s interest in the San José Mine being maintained at 49%, the future price of gold, silver, copper and other base metals, production estimates, estimation of mineral reserves, exploration and development capital requirements, our goals and strategies and the possible outcome of pending or contemplated litigation.  Often, these statements include words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

In making the forward-looking statements and providing the forward-looking information included in this AIF, we have made numerous assumptions.  These assumptions include among other things, assumptions about the price of gold, silver, copper and other base metals, decisions to be made by our joint venture partner in respect of the management and operation of the San José Mine, anticipated costs and expenditures, future production and recovery, that the supply and demand for gold, silver and copper develop as expected, that there is no unanticipated fluctuation in interest rates and foreign exchange rates, that there is no further material deterioration in general economic conditions and that we are able to obtain the financing, as and when, required to, among other things, maintain our interest in the San José Mine. Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements will prove to be accurate.  By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information.  Such risks, uncertainties and other factors include among other things the following: actions by, and our relationship with, our joint venture partner, including decisions regarding the amount and timing of future cash calls, that any cost overruns or cash shortfalls at the San José Mine may result in a requirement for additional investment by us, our lack of operating cash flow and dependence on external financing, availability of financing, as and when, required to meet any future cash calls in respect of the San José Mine (to maintain our interest therein), and to finance our day-to-day operations and planned growth and development, any decline in the price of gold, silver, copper and other base metals, changes in general economic and business conditions, interest rate and exchange rate fluctuations, economic and political instability in Argentina, discrepancies between actual and estimated production and mineral reserves and resources; operational and development risk; the speculative nature of mineral exploration and regulatory risks.

See this AIF for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information.  Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors that cause actual results, performances, achievements or events not to be anticipated, estimated or intended.  Also, many of the factors are beyond our control.  Accordingly, readers should not place undue reliance on forward-looking statements or information.  We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date of this AIF except as may be required by law.  All forward-looking statements and information made in this document are qualified by this cautionary statement.

Cautionary Note to U.S. Investors — Information Concerning Preparation of Resource and Reserve Estimates

The AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. National Instrument 43-101- Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC, and reserve and resource information incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. One consequence of these differences is that “reserves” calculated in accordance with Canadian standards may not be “reserves” under the SEC standards.

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms defined in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) in the CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as the same may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7.

Under U.S. standards mineralization may not be classified as a “reserve” unless a determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

Under SEC Industry Guide 7 standards, a “Final” or “Bankable” feasibility study is required to report reserves, the three-year historical average precious metals prices are used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.

Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under U.S. federal securities laws and the rules and regulations thereunder.

DEVELOPMENT AND DESCRIPTION OF THE BUSINESS

Overview

Minera Andes Inc. was formed upon the amalgamation of Scotia Prime Minerals, Incorporated and Minera Andes Inc. pursuant to the Business Corporations Act (Alberta) on November 6, 1995.  Commencing on February 7, 2007, Minera Andes was listed on the Toronto Stock Exchange (the “TSX”) (symbol: MAI).  Prior to February 7, 2007 Minera Andes was listed on the TSX Venture Exchange (the “TSXV”), having initially been listed thereon on December 20, 1995.  Minera Andes’ common shares are also quoted on the NASD OTC Bulletin Board (symbol: MNEAF).

Our head office is 99 George Street, 3rd Floor, Toronto, Ontario M5A 2N4 Canada, and our principal business address is Coronel Moldes 837/820, (5500) Mendoza, Argentina. Our registered and records office and address for service is 7415B 35th Ave. N.W., Calgary, Alberta, T3B 1T4, Canada.

Our principal business is the exploration and development of mineral properties, located primarily in the Republic of Argentina, with a focus on gold, silver and copper mineralized targets.  We carry on our business by acquiring, exploring and evaluating mineral properties through our ongoing exploration program.  Following exploration, we either seek to enter into joint ventures to further develop these properties or dispose of them if they do not meet our requirements.

We currently hold mineral rights and applications for mineral rights covering approximately 304,221 acres (123,133 hectares) in Argentina, however our principal assets currently consist of:

(i)                         a 49% interest in MSC, which owns and operates the San José Mine, an operating silver and gold mine in Santa Cruz Province, Argentina, covering 50,491 hectares and is not included in the acres noted above; and,

(ii)                      a 100% interest in the Los Azules Copper Project, a porphyry copper exploration project in San Juan Province, Argentina; and,

(iii)                   a portfolio of exploration properties in the prospective Deseado Massif region of Southern Argentina.

The following chart illustrates the Corporation’s subsidiaries, together with the governing law of each company and the percentage of voting securities beneficially owned or over which control or direction is exercised by the Corporation, as well as the Corporation’s principal mineral properties.

As indicated above, the Corporation’s interest in the San José Mine is held by Minera Andes S.A. (“MASA”) and the Corporation’s interest in the Los Azules Copper Project is held by Andes Corporación Minera S.A. (“Andes Corp.”).

The San José Mine

The San José Mine is a gold-silver mine located in Santa Cruz Province, Argentina.  The San José Mine is a joint venture pursuant to which title to the assets is held by Minera Santa Cruz S.A. (“MSC”), an Argentinean corporation.  MSC is owned, as to 49%, by MASA and, as to 51%, by Hochschild Mining (Argentina) Corporation S.A., a subsidiary of Hochschild Mining plc (together with its affiliates and subsidiaries, “Hochschild”).  See “Option and Joint Venture Agreement”.

The Corporation’s interest in, and the affairs of, MSC are governed by an option and joint venture agreement dated March 15, 2001 between MASA and Hochschild, as amended by agreements dated May 14, 2002, August 27, 2002 and September 10, 2004, the (“OJVA”).

Under the OJVA we are entitled to appoint one of the three members of the Board of Directors of MSC and Hochschild is entitled to appoint the balance of the members of the Board of Directors of MSC.  The OJVA grants us a “veto” in respect of certain and very limited matters regarding the affairs of MSC and the operation of the San José Mine.  In particular, we have limited, if any, ability to control the timing or amount of cash calls and decisions made in that regard may have an adverse affect on our operations and financial position.  See “Option and Joint Venture Agreement”.

We have the right to receive, upon request, information regarding the San José Mine.  Historically, however, it was management’s view that the information received from MSC was in some cases neither timely nor complete.

To address this situation, in 2007, the Corporation retained a consultant to monitor the operation of the San José Mine and report its findings to the Corporation.  This proved to be ineffective, and commencing October 2008, the Corporation retained in-house senior personnel, located in Argentina and North America, to facilitate the transfer of information from MSC.  The personnel regularly communicate with MSC’s staff, make periodic visits to the mine and frequently visit MSC’s office in Buenos Aires. In addition, a formal protocol for the transfer of information from MSC to Minera Andes was established during 2009.   Management believes that this approach has improved the quality and timeliness of information available to it regarding the operation of the San José Mine.

Project financing for the San José Mine has been primarily provided pursuant to a letter agreement dated October 10, 2006 (as amended by agreements dated October 17, 2006, October 24, 2006, January 5, 2007, January 25, 2007, February 26, 2007, February 28, 2007, March 29, 2007, April 26, 2007 and June 29, 2007, the “Project Loan Letter Agreement”) between Minera Andes, MSC and by assignment, Hochschild Mining Holdings Limited (the “Hochschild Lender”), an affiliate of Hochschild Mining plc.

The Project Loan Letter Agreement is the subject of a lawsuit by the Hochschild Lender brought against Minera Andes (and a wholly-owned subsidiary) in the State of New York. See “Project Loan Letter Agreement”.

Pursuant to the Project Loan Letter Agreement, the Hochschild Lender has effectively loaned to MSC the aggregate principal amount of $65 million, which amount, plus accrued interest is to be repaid by MSC using cash not required for operations and in priority to the distribution of any other amounts to the shareholders of MSC.

The San José Mine has also been, and may in the future, be financed by way of shareholder loans from the Corporation and Hochschild pursuant to a loan agreement between MSC, MASA, the Corporation, the Hochschild Lender and Hochschild dated September 10, 2004 (as amended by agreement dated December 15, 2005, the “Loan Agreement”).  See “Loan Agreement”.

The San José processing facility commenced production during the second quarter of 2007 and full commercial production of 750 metric tonnes per day (“MTPD”) was reached in the first quarter of 2008.  The first sale of metals from the San José Mine occurred in December 2007.

In August 2007, before achieving commercial production, MSC initiated a project to double the capacity of the San José processing facility.  In October 2008 capacity at the San José processing plant was increased from 750 MTPD to 1,500 MTPD and by December 2008 the plant was operating at an average daily rate of 1,324 MTPD.  Average MTPD in 2009 was 1,397. At the date of this AIF, approximately 50% of the concentrate produced at the mill is converted on site to doré bullion.

Mine production has also been been increased  from 750 MTPD to nominally 1,500 MTPD, primarily by accessing the Kospi vein, located between the Huevos Verdes and Frea veins. Due to difficult ground conditions, access to the Kospi vein was delayed until late January 2009.  Production from the Kospi vein commenced in late-June 2009.  During the first half of 2009 mine production was supplemented from a surface stockpile of low grade ore until production commenced from the Kospi vein.

On March 19, 2009 the San José Mine processing facility was connected to the national power grid through the construction of a 130 kilometer 132 kV electric transmission line. MSC had forecast that this project was to be completed by the end of September 2008, however the Province of Santa Cruz denied MSC’s application for the permits to build the electric line along the right of way of the Provincial highway. As a result, it was necessary to redesign and lengthen the location of the electric line and negotiate agreements with private land owners along the redesigned route. The diesel generating capacity, which is sufficient to run the mill at its full expanded capacity, remains on site as backup.

In the processing plant, MSC has purchased part of the equipment necessary to expand the concentrate leaching and electrowinning circuit so that 100% of the concentrates produced by the operation can be converted to doré on site. Basic and detailed engineering have been completed, but construction of the project has been suspended because the completion of the circuit is not economically attractive given the current market conditions for concentrate sales.

In 2009 approximately 24,700 metres of core drilling in a total of 104 drill holes was completed at the San José Mine.  Drilling focused primarily on the Frea, Odin and Ayelén veins and consisted of infill and step-out drilling.  Drilling was also carried out on the Ramal Ayelén, Huevos Verdes Oeste veins and the Cerro Portugués, Cerro Alto and Sorpresa areas to explore for new resources.

The 2010 exploration program at San José consists of surface geophysics and a diamond core drilling program totaling approximately 34,000 meters of drilling.  Additional follow-up drilling of up to 22,000 meters may be drilled during the course of the year depending upon the success of the basic program.  The goal of this year’s exploration program is to upgrade existing resources to replace reserves depleted during 2010 and to discover new mineralized veins (new resources) on the San José property, comprising of approximately 115 km2 (28,400 acres).

The Los Azules Copper Project

The Los Azules Copper Project is an advanced-stage exploration project located in San Juan Province, Argentina.  The Los Azules Copper Project was previously subject to an option agreement between the Corporation, MASA, Xstrata Copper and Xstrata Queensland Limited (together with Xstrata Copper, “Xstrata”) dated November 2, 2007 (as amended by assignment and amending agreement dated May 15, 2009, the “Los Azules Option Agreement”).  As of October 1, 2009, Xstrata elected not to exercise its one-time right to back in to a 51% interest in the project.  Consequently, Xstrata transferred those properties held by it and forming part of the Los Azules Copper Project to Andes Corp., a wholly owned subsidiary of the Corporation, and no longer retains any ownership in or rights with respect to the project.  Minera Andes, through a wholly owned subsidiary, now owns 100% of the Los Azules Copper Project. See “Los Azules Option Agreement”.

Financing

In February 2009, the Corporation completed a private placement with its principal shareholder, Mr. Robert R. McEwen pursuant to which Mr. McEwen purchased an aggregate of 40 million common shares at a price of C$1.00 per share for gross proceeds to the Corporation of C$40 million (the “McEwen Financing”).

The Corporation closed a short form prospectus equity offering on August 19, 2009, whereby a syndicate of underwriters purchased for resale to the public and Minera Andes issued 26,700,000 units, each unit consisting of one common share and one half of a warrant to buy one common share at a price of C$0.75 per unit (the “Offering”), on a “bought deal” basis, equivalent to C$20 million, and 4,005,000 underwriter over allotment options equivalent to C$3 million.

Bank Loan

Pursuant to the second amended and restated credit agreement dated as of October 22, 2007 (the “Macquarie Credit Agreement”) with Macquarie Bank Limited (“Macquarie”), Macquarie made two non-revolving term loans to us, in the aggregate principal amount $17.5 million (the “Bank Loan”). In March 2009, using a portion of the proceeds from the McEwen Financing, the Corporation repaid Macquarie all amounts owing by it under the Macquarie Credit Agreement and received a release from Macquarie to this effect.

History

The San José Mine

In October 2005 MSC completed a bankable feasibility study at the San José Mine that led to the development of the San José Mine .

In March 2006, an environmental impact assessment, the primary document for permitting the San José Mine, was approved by the province of Santa Cruz, Argentina and a final decision was made to place the San José Mine into production.

In March 2007, an aggressive exploration program was approved for the San José Mine by MSC, with an objective of adding new reserves and resources, and identifying new veins to increase mine life.

Pre-commissioning production commenced at the San José processing facility during the second half of 2007.

In August 2007, a decision was made by MSC to double production capacity from 750 MTPD to 1,500 MTPD.  Also, in August 2007, MSC entered into a one year refining and sale contract (as subsequently extended by agreement dated August 1, 2008 for 12 months until July 31, 2009) with Argor Heraeus S.A. (“Argor”) a refinery based in Switzerland, providing a market for gold and silver produced as doré bullion from the San José Mine.  Under this contract MSC is allowed to ship between 4,000 and 6,000 kg of doré twice a month.

In the third quarter of 2007, MSC commenced a program to expand mine production from 750 MTPD to 1,500 MTPD, primarily by accessing the Kospi vein.

In February 2008, MSC entered into a contract in respect of the sale of 3,800 dry metric tonnes of concentrate to be delivered in 2008 and the first quarter of 2009 to Norddeutsche Affinerie, a smelting and refining company based in Germany.

The San José processing facility commenced full commercial production of 750 MTPD in the first quarter of 2008 however, the first sale of metals from the San José Mine occurred in December 2007.

In May 2008 work commenced to connect the San José mine to the national power grid through the construction of a 130 kilometer 132 kV electric transmission line.

In October 2008, the expansion of the processing plant to a capacity of 1,500 MTPD was completed and by December 2009 the plant was operating at an average daily rate of 1,397MTPD.

MSC accessed the Kospi vein in January 2009 and production from Kospi commenced in late-June 2009, nine months behind schedule.Development of the Kospi vein was crucial to MSC’s plans to increase mine production from 750 MTPD to 1,500 MTPD.

In March 2009 the San José Mine was connected to the national power grid.

The Los Azules Copper Project

In November 2005, the Corporation signed a term sheet with Xstrata Copper, in respect of the matters provided for in the Los Azules Option Agreement.

In May 2006, the Corporation reported the discovery of significant high-grade copper at its Los Azules Copper Project with an eleven hole drill program returning intervals up to 1.6% copper over 221 meters and 1% copper over 173 meters in separate holes.

In November 2007, the Los Azules Option Agreement was executed.  The Los Azules Option Agreement provided for the consolidation of adjoining properties owned indirectly by Minera Andes and Xstrata  straddling a large copper porphyry system.

Between 2006 and 2008 the Corporation drilled 64 core holes totaling 11,572 meters at the Los Azules Copper Project and commenced preparation of the preliminary assessment contemplated by the Los Azules Option Agreement.

In September 2008, the Corporation completed a metallurgical testing program indicating that the mineralized material at the Los Azules Copper Project is amenable to conventional flotation recovery methods and that the overall metal recoveries and the copper concentrate grades are high.  Also, in September 2008, an independent resource estimate was completed in respect of the Los Azules Copper Project and a initial technical report (subsequently revised in January 2009) was prepared in accordance with NI 43-101 was filed.

In February 2009, the preliminary assessment was completed and the results thereof announced by news release dated February 5, 2009.  A technical report, in support thereof, was subsequently filed in March, 2009.

On May 29, 2009, in accordance with the terms of the Los Azules Option Agreement, Minera Andes delivered to Xstrata the preliminary assessment, thereby exercising its earn-in option and acquiring a 100% interest in those properties comprising the Los Azules Copper Project held by Xstrata, subject to a one-time option held by Xstrata to back-in to a 51% interest in the Los Azules Copper Project.

On October 1, 2009, back-in right expired, unexercised and Minera Andes, through its wholly owned subsidiaries, now holds 100% of the Los Azules Copper Project .

In December 2009 the Corporation initiated a seasonal drilling program at the Los Azules Copper Project.

Corporate Developments

In December 2005, Mr. Robert McEwen, Chairman and CEO of U.S. Gold Corp, and founder and former Chairman and CEO of Goldcorp Inc., agreed to invest a total of C$10 million in Minera Andes by private placement.

In March 2006 Mr. McEwen purchased 1.2 million shares of Minera Andes in the market at a price of C$1.10 per share.  In addition, in May 2006, Mr. McEwen exercised all the common share purchase warrants then held by him.  As a result, a total of 14,285,714 common shares were issued resulting in gross proceeds of C$7,857,143 to Minera Andes.  Mr. McEwen then held 30% of the then issued and outstanding common shares of the Corporation.

In February 2007, the Corporation’s shares were listed on, and commenced trading on, the TSX.  The Corporation’s shares were previously listed and traded on the TSXV.

In March 2007 and October 2007, the Corporation entered into the Macquarie Credit Agreement in respect of the Bank Loan.

Between December 2007 and February 2008, the Corporation completed private placements consisting of the issue of a total of 22,085,668 units, at a price of C$1.55 per unit, for gross proceeds of C$34.23 million. The proceeds from the offering were primarily used to fund the Corporation’s share of the costs at the San José Mine and for exploration drilling and completing the preliminary assessment on the Los Azules Copper Project.

On August 5, 2008, Mr. McEwen joined the Board of Directors of the Corporation, upon exercise of a right to nominate an individual to the Board of Directors of the Corporation granted to him as part of the 2006 financing.

In February 2009 Mr. McEwen, completed the McEwen Financing, as a result of which Mr. McEwen held 37.3% of the issued and outstanding shares of the Corporation. The proceeds from the McEwen Financing were used: (i) as to $11.3 million, to pay the Corporation’s portion of the cash call made by MSC in December 2008 in respect of the San José Mine; (ii) as to approximately $17.5 million, to repay all amounts due by the Corporation under the Macquarie Credit Agreement; and (iii) as to the balance, for general corporate purposes.

In connection with the McEwen Financing, Mr. McEwen was granted the right to appoint two additional directors, to the Corporation’s Board of Directors, which combined with Mr. McEwen’s existing rights to board representation entitles him to nominate a total of three directors to the Corporation’s board of directors. On February 2, 2009 Mr. Clark resigned from the Corporation’s Board of Directors. On February 23, 2009 Mr. Drummond resigned from the Corporation’s Board of Directors. On February 23, 2009, Mr. Richard Brissenden and Mr. Michael Stein were appointed to the Corporation’s Board of Directors, as nominees of Mr. McEwen.

On February 23, 2009 Robert R. McEwen was appointed Executive Chairman of the Corporation.

On March 13, 2009 James K. Duff was appointed Chief Operating Officer of the Corporation. Mr. Duff has more than 30 years of diverse international mining experience and is responsible for managing the Corporation’s interests in the San José Mine and the Los Azules Copper Project.

On June 18, 2009, following the Corporation’s annual general and special meeting, Robert R. McEwen was appointed President and Chief Executive Officer of the Corporation effective immediately, replacing Mr. Allen Ambrose. Mr. Ambrose was re-elected to the Board of Directors of the Corporation.

The Corporation completed an equity offering on August 19, 2009, by way of short form prospectus  pursuant to which Minera Andes issued 30,705,000 units, each unit consisting of one common share and one half of a common share purchase warrant at a price of C$1.25 per unit (the “Offering”).  The Offering was completed on  a “bought deal” basis and resulted in net proceeds to the Corporation of approximately c$22 million..

On September 9, 2009, Brian Gavin, Vice President, Exploration of the Corporation submitted his resignation effective October 9, 2010. On September 30, 2009, Nils Engelstad, formerly corporate legal counsel to the Corporation, was appointed Vice President, Corporate Affairs.

In February 2010, the Corporation announced that Perry Ing would be appointed CFO effective April 5, 2010. Henry John, formerly CFO, will continue on as a consultant to the Corporation.

Production and Operations

The following table summarizes the total production and operation information for the San José Mine for the year ended December 31, 2009:

Production	2009 Total	2009 Fourth Quarter	2009 Third Quarter	2009 Second Quarter	2009 First Quarter
Ore production (metric tons)	460,972	100,460	122,342	119,184	118,986
Average head grade-silver (g/t)	396	351	407	400	427
Average head grade-gold (g/t)	6.23	7.34	6.65	5.65	5.29
Silver produced (ounces)	4,998,000	1,032,000	1,402,000	1,265,000	1,299,000
Gold produced (ounces)	77,070	19,960	22,470	18,080	16,560
Net silver sold (ounces)	5,072,000	989,000	1,536,000	1,709,000	838,000
Net gold sold (ounces)	77,220	19,230	24,680	21,930	11,380

Note: Minera Andes has a 49% interest in the San José Mine

Reserves and Resources

The Corporation has estimated mineral resources and mineral reserves for the San José Mine and Los Azules Copper Project as follows:

Mineral Resource Estimates

Property	Category	Tonnes (1,000)		Ag (g/t)	Au (g/t)	Ag (1,000 oz)	Au (1,000 oz)	TCu %
San José(1)	Measured	692		527	9.11	11,719	203
	Indicated	1,953		463	6.78	29,054	425
	Measured and Indicated	2,645		480	7.39	40,773	628
	Inferred	2,002		310	4.98	19,953	321
Los Azules(2)	Inferred	922	(3)					0.55

Notes:

(1)          Updated mineral reserve estimates by P&E Mining Consultants Inc. See “San José Mine - Mineral Resources and Mineral Reserve Estimates”, page 49. Contains 100 percent of the resources, as of December 31, 2009. Minera Andes’ ownership of the mine is 49%. Mineral Resources are inclusive of mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic or operational viability. Minera Andes calculates the silver / gold equivalency as 1 oz gold = 60 oz silver Equivalent.

(2)          From the Los Azules Technical Report.

(3)          Using a cut-off grade of 0.35.

Mineral Reserve Estimates

Property	Category	Tonnes (1,000)	Ag (g/t)	Au (g/t)	Ag (1,000 oz)	Au (1,000 oz)
San José(1)	Proven	618	457	7.66	9,077	152
	Probable	903	452	7.09	13,116	206
	Proven and Probable	1,521	454	7.32	22,193	358

Notes:

(1)          Updated mineral reserve estimates by P&E Mining Consultants Inc. See “San José Mine - Mineral Resources and Mineral Reserve Estimates”, page 49. Contains 100 percent of the reserves, as of December 31, 2009. Minera Andes ownership of the mine is 49%. Minera Andes calculates the silver / gold equivalency as 1 oz gold = 60 oz silver Equivalent.

Option and Joint Venture Agreement

Under the OJVA, MASA transferred all of its rights in the San José Mine to MSC, a newly formed corporation organized under the laws of Argentina and wholly owned by the Corporation.  In July 2003, Hochschild earned a

51% ownership interest in MSC by expending a total of $3 million, including a minimum of $100,000 per year on exploration targets.  Upon Hochschild acquiring a 51% ownership in MSC, Minera Andes elected to participate in the development of the San José Mine on a pro-rata basis.

The OJVA and the by-laws of MSC provide, in relevant part, that:

(i)                                    the Board of Directors of MSC shall, at all times, consist of three directors and that, in effect, two of such directors shall be nominated by Hochschild and one director shall be nominated by MASA;

(ii)                                 the Board of Directors of MSC shall meet at least once every calendar quarter, without any stipulation that a nominee of each of Hochschild and MASA be present;

(iii)                             at any meeting of the Board of Directors of MSC, each of MASA and Hochschild shall have that number of votes equal to the number of directors it is entitled to appoint;

(iv)                             MSC shall finance its operations and activities from such sources as the Board of Directors of MSC sees fit;

(v)                                the only actions by MSC requiring unanimous approval of both MASA and Hochschild are (a) a sale of all or substantially all of the assets of MSC; (ii) any amendment to the articles of MSC that would have an adverse effect on the rights of any particular shareholder to receive its share of the profits of MSC; (c) entering into any new line of business; (d) acquiring real property or conducting exploration, development or mining outside of the property initially transferred to MSC for the purposes of establishing the joint venture; or (e) any merger or other corporate combination involving MSC; and

(vi)                             in the event of a disagreement between Hochschild as “majority owner” and MASA as “minority owner”, concerning any act of MSC that requires the unanimous approval of the Board of Directors of MSC, Hochschild has the option to purchase all of the shares of MSC held by MASA for “fair value”.

The OJVA provides that MSC shall finance its operations from such sources as the Board of MSC shall determine, including by issuing additional shares. In such event, each shareholder of MSC has a pre-emptive right to subscribe for its pro rata share of the additional shares.  Any shares not subscribed by a shareholder shall be offered to the other, participating, shareholder.  As a result, full exercise of a shareholder’s pre-emptive right (assuming full exercise by other shareholder) maintains its shareholdings in MSC at current levels while a failure to exercise its pre-emptive rights, in full, may result in dilution (the extent of such dilution depending on whether the other shareholder exercises its pre-emptive right and to what extent and whether such shareholder also purchases shares not purchased by the first shareholder).  Historically, a portion of the operating and capital costs of the San José Mine have been financed by issuing additional shares of MSC.

The OJVA also provides that it shall be the policy of MSC to maintain excess distributable cash and that unless the Board of MSC unanimously decides otherwise, MSC shall distribute, on a semi-annual basis all cash not reasonably required for operations or expansion.

Project Loan Letter Agreement

Under the Project Loan Letter Agreement, the Hochschild Lender and Minera Andes Inc. agreed to provide MSC with an unsecured bridge loan in the aggregate amount of $20 million (the “Bridge Loan”).  The Project Loan Letter Agreement provides that the Bridge Loan was to be structured as loans to MSC by each of Minera Andes and the Hochschild Lender, in each case, in amounts proportionate to the shareholdings of Minera Andes and Hochschild in MSC.

The Project Loan Letter Agreement however, further provides that the loan to be made by Minera Andes to MSC would be structured as (i) a loan by the Hochschild Lender to Minera Andes (the “Project Loan Payable”); and (ii) a corresponding loan by Minera Andes to MSC (the “Project Loan Receivable”).  As a result, the Bridge Loan was made by way of (i) a loan by the Hochschild Lender to MSC in an amount equal to 51% of the amount of the Bridge Loan; (ii) a loan by the Hochschild Lender to Minera Andes in an amount equal to 49% of the amount of the Bridge Loan; and (iii) a corresponding loan by Minera Andes to MSC in the same amount and on the same terms as the preceding loan by the Hochschild Lender to Minera Andes.  Both the Project Loan Payable and the Project Loan Receivable bear interest at the same rate and upon the same terms (including repayment).

The Project Loan Letter Agreement also provides for a permanent secured project loan in the aggregate amount of $65 million (the “Project Loan”), structured in the same manner as the Bridge Loan, and replacing the Bridge Loan, to be documented in definitive agreements, which, as of the date of this AIF, have not been settled or entered into.

Amounts advanced under the Project Loan Letter Agreement by the Hochschild Lender to Minera Andes and then by Minera Andes to MSC are currently unsecured except that, as security for the loan made by the Hochschild Lender to Minera Andes, Minera Andes has pledged to the Hochschild Lender, its right to the repayment of the corresponding loans made by Minera Andes to MSC.

The current drafts of the definitive agreements (the “Draft Loan Documents”) and the Project Loan Letter Agreement provide that the Project Loan will be secured by a security interest granted by MSC in favour of the Hochschild Lender and Minera Andes in certain MSC bank accounts.  In addition, under the Draft Loan Documents, Minera Andes will be required to (i) continue to pledge, to the Hochschild Lender, Minera Andes’s right to receive repayment of the loans made by Minera Andes to MSC; and (ii) grant to the Hochschild Lender a security interest in Minera Andes’s security interest in MSC’s bank accounts.  Minera Andes will also be required to direct MSC to pay all amounts owing by it to Minera Andes directly to the Hochschild Lender with such amounts being concurrently applied against amounts owing by MSC to Minera Andes and the corresponding amounts owing by Minera Andes to the Hochschild Lender.

The Hochschild Lender and MSC have agreed that until the Draft Loan Documents are finalized, no payment of interest or principal will be due.  Thereafter principal will be repaid in quarterly installments, however non-payment (in and of itself) will not constitute an event of default.

The Project Loan currently bears interest at a fixed rate of 7.86% per annum on $9.8 million and 8.21% per annum on $22.1 million (which is based on a LIBOR rate at the time of the advance of the Project Loan plus 2.50%).  It has been agreed that once the Draft Loan Documentation are finalized, interest will be increase to LIBOR plus 2.85% and will be subject to interest fluctuations.

On March 19, 2010, the Corporation was served with a summons and complaint in connection with a lawsuit by the Hochschild Lender filed in the State of New York. The Hochschild Lender, among other claims, claims Minera Andes has refused to sign formal Project Loan documentation and caused undue delay of the same.

Hochschild has demanded that the court order Minera Andes to sign formal Project Loan documents contemplated under the Project Loan Letter Agreement, enjoin Minera Andes from interfering with the making of payments by MSC in relation to the Project Loans, require Minera Andes to repay to Hochschild Lender the benefits that Minera Andes has received from the Project Loans and establish the priority of other shareholder loans owed by MSC to Hochschild Lender and Minera Andes.

At the date of this AIF, Minera Andes, in consultation with its New York legal advisors, were preparing a response.

Loan Agreement

By the terms of Loan Agreement, shareholder loans made thereunder, from time to time, are unsecured, repayable by MSC on the “maturity date”, bear interest at the rate of 12% per annum and are subordinated to all other borrowing by MSC.  For the purposes of the Loan Agreement “maturity date” means the date that is two years after the date upon which mining operations have first been conducted by MSC for a period of at least 90 consecutive days at a rate of at least 75% of planned operating capacity.

The Loan Agreement also contains covenants by MSC that: (i) it will do all things necessary to comply with all laws applicable to it; (ii) it will obtain and take all action to ensure the continuance of all consents, licenses, filings and registrations and governmental approvals required with respect to the Loan Agreement; and (iii) it will procure that its obligations under the Loan Agreement are preferred with respect to all of the MSC’s other present and future unsecured and unsubordinated obligations, other than those preferred by law.

Under the Loan Agreement, it is an event of default if: (i) MSC fails to pay, any amount due thereunder, as and when required; (ii) any representation made by MSC therein proves to be incorrect in any material respect; (iii) MSC fails to perform or observe any covenant thereunder and such failure continues for 15 consecutive days after notice thereof; (iv) MSC becomes insolvent or bankrupt or a trustee is appointed in respect of all or a substantial part of its assets or similar proceedings are instituted; (v) an execution is levied against all or a substantial part of the assets of MSC and not discharged within 30 days; or (vi) in the reasonable opinion of the lenders, there is imminent danger that MSC will lose all or any substantial part of its properties or assets.

It is a term of the Loan Agreement that proceeds of loans made thereunder be used to fund MSC’s costs and investments including, intangible assets, properties and equipment, mining exploration, evaluation and development activities.

Los Azules Option Agreement

Under the terms of an option agreement between Minera Andes and Xstrata Copper (“Xstrata”) (and their respective affiliates) dated November 2, 2007 (the “Option Agreement”), Xstrata granted Minera Andes the right to earn-in and acquire a 100% interest in certain Xstrata properties (the “Xstrata Properties”) adjacent to Minera Andes’ properties (“Earn-in Option”) upon satisfaction of certain conditions, including delivery of a scoping study/preliminary assessment. The Minera Andes’ properties and Xstrata Properties together comprising the Corporation’s Los Azules Copper Project. Minera Andes exercised the Earn-in Option on May 29, 2009.

The Option Agreement also provided that Xstrata would have a one-time option to back-in to a 51% interest in the Los Azules Copper Project (the “Back-in Right”) upon, among other things, payment to the Corporation of an amount equal to three times the amount of Minera Andes’ direct exploration expenditures on the Los Azules Copper Project since November 25, 2005. Xstrata had until October 1, 2009 to notify Minera Andes if it would exercise the Back-in Right. Xstrata did not exercise the Back-in Right, and consequently, pursuant to a property transfer agreement (the “Los Azules Transfer Agreement”) Xstrata has transferred the Xstrata Properties to an Argentine subsidiary of Minera Andes. Minera Andes, through its wholly owned subsidiaries, now holds 100% of the Los Azules Copper Project .

All lands that comprise the Los Azules Copper Project property’s mineral applications are subject to a provincial mouth of mine royalty of between zero and 3%. This royalty will be negotiated with the province of San Juan as the project advances.

Certain of the Xstrata Properties formerly held by Xstrata and transferred to the Company pursuant to the Option Agreement remain subject to an underlying option agreement between Xstrata and Solitario Argentina S.A. (“Solitario”), whereby Solitario has the right to back-in up to 25% of the properties covered by the underlying option agreement (the “Solitario Agreement”), exercisable by Solitario upon the satisfaction of certain conditions within 36 months of Xstrata exercising the option, including the production of a feasibility study. The option expires on or about April 23, 2010. The Solitario Agreement is the subject of a dispute between Xstrata; and, Solitario and its parent company TNR Gold Corp. (together “TNR”). The dispute was commenced by TNR against Xstrata in the Supreme Court of British Columbia. The dispute surrounds the validity of the 36-month time limit described above. If TNR is successful, the Company’s interest in certain of the Xstrata Properties may be reduced by up to 25%. Minera Andes is not a party to the litigation. See “Legal Proceedings and Regulatory Actions”.

Competitive Conditions

The base and precious metal mineral exploration and mining business is a competitive business.  The Corporation competes with numerous other companies and individuals in the search for and the acquisition of attractive base and precious metal mineral properties.  The ability of the Corporation to acquire precious and base metal mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for metal development or mineral exploration.

Environmental Protection Requirements

The Corporation’s mining, exploration and development activities are subject to various levels of federal, provincial and state laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties.  See “Risk Factors — “Legal, regulatory and permitting requirements significantly affect our mining operations and may have a material adverse effect on our business, financial conditions, results of operations and cash flows”.

Employees

As at December 31, 2009, the Corporation had 6 employees and 8 contractors.

Foreign Operations Risks

The San José Mine and the Los Azules Copper Project, are both located in Argentina.  Any changes in regulations or shifts in political attitudes in such foreign country are beyond the control of the Corporation and may adversely affect its business.  Future development and operations may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people and mine safety.  The effect of these factors cannot be accurately predicted.  See “Risk Factors — The Corporation is subject to risks relating to economic and political instability in Argentina”.

ARGENTINA

Recent Mining and Economic History in Argentina

Argentina is the second largest country in South America, over 2.7 million square kilometers in area.  In 1983, Argentina returned to a multiparty democracy, which brought an end to nearly a half century of military intervention and political instability.  The country then began to stabilize; however, it was not until 1989, with the election of the government under President Carlos Menem, that Argentina’s economy began to improve.  President Menem initiated economic reforms that included the privatization of many state companies and the implementation of the Convertibility Plan, which fixed the Argentine peso to the U.S. dollar at par.  Results of the reforms were positive; Argentina’s gross domestic product grew at up to 8% per annum in the early 1990s and inflation dropped to between 1% and 3% per annum.  However, following a recession in 1999 and 2000, a severe political and economic crisis occurred in late 2001.

Between 2003 and 2007, Argentina sustained a significant economic growth cycle, with an average annual growth rate of approximately 8%.  However, during the last quarter of 2007, economic growth in Argentina decreased, as a result of the current global financial crisis and in particular, significant reduction in commodity prices.

In 1993, the Mining Investments Act instituted a new system for mining investment to encourage mineral exploration and foreign investment in Argentina.  Key incentives provided by the Act include guaranteed tax stability for a 30-year period, 100% income tax deductions on exploration costs (in addition to the deductions available under the Income Tax Act (Canada)), accelerated amortization of investments in infrastructure, machinery and equipment, an exemption from the tax on “Minimum Presumed Income” and an exemption from import duties for capital goods, equipment and raw materials used in mining and exploration.  Repatriation of capital or transfer of profits is unrestricted.  Argentina’s mineral resources, are subject to a provincial royalty capped at 3% of the “mouth of mine” value of production, which provinces are entitled to waive or reduce.

In January 2008, the Argentinean Government re-assessed regulations levying export duties on mining companies operating in the country, negatively affecting many operators.  This change in governmental policy and practice in respect of export duties did not impact the San José Mine as MSC is party to a fiscal stability agreement that specifically fixes the export duty for doré bars at 5% and at 10% for concentrates.

Property and Title in Argentina

The laws, procedures and terminology regarding mineral title in Argentina differ considerably from those in the United States and in Canada. According to Argentine Political State Organisation, the mines (and their mineral thereof) belong to the provinces in which they are located, which grant the exploration permits and mine concessions to the applicants.

However, the rights, obligations, and procedures for the acquisition, exploration, exploitation, and use of mineral substances in Argentina are regulated by the federal government, pursuant to the National Mining Code (the “Mining Code”) while the Provinces have the power to regulate procedural aspects of the Mining Code through Provincial Mining Procedure Codes and to organise the concession and enforcement authorities.

In general, a similar concept applies to the environmental aspects related to mining activities. Although the Mining Code regulates the main aspects of environmental regulations, the provinces act as enforcement authorities. Furthermore, in application of Section 41 of the Argentine Constitution, many provinces have also enacted additional environmental laws, which are directly or indirectly, applicable to mining activities.

The following summarizes the material aspects of Argentinean mining law.

Mining Code

The Mining Code establishes three classes of minerals, two of which are: (i) the main metalliferous substances such as gold, silver, copper, lead, etc. whose ownership is vested in the provincial government, which in turn grants exploitation concessions to private companies; and (ii) the other metalliferous substances, earthy minerals, industrial minerals, etc. that belong to the land owner. Except for minerals described in preceding item (ii), mineral rights in Argentina are separate from surface ownership rights. Creek bed and placer deposits, as well as abandoned tailings and mine waste rock deposits, are included in the latter mineral class.

Cateo

A cateo is an exploration concession which does not permit mining but gives the owner a preferential right to a mining concession for the exploitation of minerals discovered in the same area. Cateos are measured in 500 ha unit areas. A cateo cannot exceed 20 units (10,000 ha).  No person may hold more than 20 permits or 400 units in a single province. The term of a cateo is based on its area: 150 days for the first unit (500 ha) and an additional 50 days for each unit thereafter. After a period of 300 days, 50% of the area over four units (2,000 ha) must be relinquished. At 700 days, 50% of the area remaining must be relinquished. Extensions may be granted to allow for bad weather, difficult access, or similar issues. Cateos are identified by a file number or dossier number.

Cateos are awarded by the following process:

(i)             an application is made in respect of a designated area, describing a minimum work program and providing an estimate of the investment to be made and a schedule for exploration;

(ii)            approval is granted by the province and a formal placement on the official map or graphic register is made provided, the requested area is not superseded by a previous mining right;

(iii)           publication of the claim is made in the provincial official bulletin so as to notify third parties of the claim, and;

(iv)           upon expiry of a period following publication in the official bulletin, the cateo is awarded.

The length of this process varies depending on the province, and often takes up to two years. Applications are processed on a first-come, first-serve basis. During the application period, the first applicant has rights to any mineral discoveries made by third parties in the area of the cateo without its prior consent.

Until August 1995, a “canon fee”, or tax, of ARS$400 per unit was payable upon the awarding of a cateo. A recent amendment to the law requires that this canon fee be paid upon application for the cateo. The canon fee for the cateo is paid once for the entire term of the exploration permit.

Manifestacion de descubrimiento (elsewhere referred to as “manifestation of discovery”)

This is the status of a tenement in respect of which a discovery has been reported to the relevant authority during the exploration stage. It is effectively a procedural stage between exploration rights being converted into mining rights. At this stage, the tenement boundaries are redefined to encompass the specific are of the discovery.

Mina

Although the prior grant of a cateo is not a pre-condition for the granting of a exploitation right, the most common way to acquire a mina is to discover a mine as a consequence of an exploration process under a cateo. To convert an exploration concession to a mining concession, some or all of the area of a cateo must be converted to a “mina”. Minas are mining concessions which permit mining on a commercial basis. The area of a mina is measured in “pertenencias”. Each mina may consist of one or more pertenencias. “Common pertenencias” are six ha and “disseminated pertenencias” are 100 ha (relating to disseminated deposits of metals rather than discrete veins).. Once granted, minas have an indefinite term assuming exploration development or mining is in progress in accordance with applicable law and the annual canon is paid.

To convert an exploration concession to a mining concession requires a declaration of manifestation of discovery wherein a point within a cateo must be nominated as a discovery point. The manifestation of discovery is used as a basis for location of the pertenencias. Manifestations of discovery do not have a definite area until pertenencias are proposed.  Within a period following designation of a manifestation of discovery, the claimant may do further exploration, if necessary, to determine the size and shape of the ore body.

Following a publication and opposition period and approval by the province, a formal survey of the pertenencias (together forming the mina) is completed. A surveyed mina provides the highest degree of mineral rights in Argentina.

The application to the mining authority must include official cartographic coordinates of the mine location and of the reconnaissance area, and a sample of the mineral discovered. The reconnaissance area, which may be as much as twice the surface area projection of the mine, is intended to allow for the geological extent of the ore body and for site layout and development. Excess area is released once the survey plans are approved by the mining authority.

Once the application for a mine has been submitted, the holder of the mining concession may commence the mining operation, as long as the environmental impact assessment has been approved. Any person may oppose to the granting of the mining concession, whether a holder of an overlapping cateo, a land owner disputing the existence of the ore deposit or the class of the economic mineral, or a partner in the discovery who claims to have been neglected,

Within 30 days after the resolution of any dispute against the location, nature, or assignment of the mining concession, the holder of the mining concession must submit a legal survey of the properties (lots) requested for the mine, within the maximum property limits allowed by the Mining Code. The request is published in the official bulletin and may also be subject to dispute. Approval and registration of the legal survey request by the mining authority constitutes formal title of the mining property.

New mining concessions may also be awarded for mines that were abandoned or for which their original mining concessions were declared to have expired. In such cases, the first person claiming an interest in the property will have priority. A new mining concession will be awarded for the mine in the condition left by the previous holder.

The titleholder of a mine must fulfill three conditions as part of its mining concession in order to maintain its title in good standing: (i) payment of mining canons; (ii) provision of minimum investment; and (iii) reactivation of the mine if it is shut down for more than four years, if so demanded by the mining authority.

Mining canons are paid to the state (national or provincial) under which the mining concession is registered, and are paid in equal installments twice yearly. The canon is set by national law according to the category of the mine. In general, the canon due per year is ARS$80 per 6 ha pertenencia for common ore bodies held by the mining concession, or ARS$800 per 100 ha pertenencia for disseminated ore bodies. Failure to comply with this obligation for fourteen months results in the cancellation of the mining right. However, the titleholder can recover the mining right for a period of 45 days after being so notified by the Mining Authority, by paying the outstanding canon plus a fine equal to 20% of the unpaid canon. The discoverer of the mine is exempt from paying canons for three years from the date on which formal title was awarded to the mine.

The holder of the mining concession must also commit to investing in the fixed assets of the property to a minimum of at least 500 times the value of the annual mining canon, over a period of five years. In the first two years, 20% of the total required investment must be made each year. For the final three years, the remaining 60% of the total required investment may be distributed in another manner. The mining concession expires if the minimum required investment schedule is not met. If the exploration or exploitation works at the mine are suspended for more than four years in a row, the mining authority can require the holder of the concession to prepare and undertake a plan to activate or reactivate work. Failure to file such reactivation plan within 6 months results in the cancellation of the mining right. Such work must be completed on the property within a maximum period of five years.

A new mining operation is entitled to national, provincial, and municipal tax exemptions for five years. The exemptions commence with the awarding of formal title to the mine. As discussed above, the Mining Investment Act has established a 30-year guarantee of fiscal stability for new mining projects and/or extension of existing projects which applies retroactively, once approved, to the date of presentation of the feasibility study for the project. The law allows for accelerated depreciation of capital goods, deductions in exploration costs, and access to machinery and equipment at international prices. Depreciation of infrastructure occurs over a three year time period (60% depreciation in the first year, 20% in the second and 20% in the third) while all other depreciation occurs in a straight line method of 33.33%.

The major taxes that affect the mining sector are National Income Tax (35%), Gross Revenue Tax (1% of revenue (depending on province) and Mining Royalties (up to a maximum of 3% of the “mouth of mine” value of production, depending on the province).

Royalties and Export Taxes

Under the Mining Investment Act, Argentina’s mineral resources are subject to a provincial royalty capped at 3% of the “mouth of mine” (pit-head) value of production, which provinces are entitled to waive or reduce, provided the province on where the mineral resources are located adheres to said law.  The province of Santa Cruz, where the San José Mine is located, adhered to the Mining Investment Act by provincial law nº 2332.

In accordance to the applicable regulations, the Province of Santa Cruz is entitled to impose different royalty tax rates after evaluating the economic and social benefits that each particular mine operation brings to the Province, provided, the royalty does not exceed the 3% cap determined by the Mining Investment Act.

In that respect, the Province of Santa Cruz has issued local regulations setting for a range of royalties rates up to a maximum rate of 3% of the “mouth of mine” value of production applicable to mineral exploitation in the province.

In the specific case of MSC, the Provincial Mining Authority has established that doré from the San José Mine will be subjected to the 1.85% royalty rate and that concentrates and precipitates will be subjected to the 2.55% royalty rate.

Under the Mining Investment Act, MSC has been granted two tax stability certificates in relation to provincial and federal taxes in Argentina in respect of the San José Mine . The stability certificates have a term of 30 years commencing on November 18th, 2005 (date of filing of feasibility study).

Under this general framework, the mining royalties and export duties applicable to the San José Mine can be summarized as following:

(i)                                                 the mining royalty is fixed at 1.85% of the pit-head value for doré and 2.55% for mineral concentrates or precipitates; and

(ii)                                 the National Export Tax is fixed at 5% for doré and 10% for concentrates or precipitates although rebates are available if the final products are shipped from a Patagonian maritime port (depending on the port of exportation these rebates will be reduced to nil as from 2009 and 2010).

Environmental Regulation

The Environmental Protection Section of the Mining Code of Argentina, enacted in 1995, requires that each Provincial government monitor and enforce the laws pertaining to subscribed development and protection of the environment.

The National Constitution establishes that the Federal Government has to set the minimum standards.- Provinces are entitled to strengthen those standars.

Provinces are allowed to withdraw areas from the normal cateo/mina process. These lands may be held directly by the province or assigned to provincial companies for study or exploration and development.

A party wishing to commence or modify any mining-related activity as defined by the Mining Code, including prospecting, exploration, exploitation, development, preparation, extraction, and storage of mineral substances, as well as property abandonment or mine closure activity, must prepare and submit to the Provincial Environmental Management Unit (“PEMU”) an Informe de Impacto Ambiental or Environmental Impact Assessment (“EIA”) prior to commencing the work. Each EIA must describe the nature of the proposed work, its potential risk to the environment, and the measures that will be taken to mitigate that risk. The PEMU has a 60-day period to review and either approve or reject the EIA. However, the EIA is not considered to be automatically approved if the PEMU has not responded within that period. If the PEMU deems that the EIA does not have sufficient content or scope, the party submitting the EIA is granted a 30-day period in which to resubmit the document.

If accepted by the PEMU, the EIA is used as the basis to create a Declaración de Impacto Ambiental or Declaration of Environmental Impact (“DEI”) to which the party must swear to uphold during the mining-related activity in question. The DEI must be updated every two years, with a report on the results of the protection measures taken. If protection measures are deemed inadequate, additional environmental protection may be required. Mine operators are liable for environmental damage. Sanctions and penalties for non-compliance to the DEI are outlined in the Environmental Protection Section of the Mining Code, and may include warnings, fines, suspension of environmental Quality Certification, restoration of the environment, temporary or permanent closure of activities, and removal of authorization to conduct mining-related activities.

Further to the provisions of the Mining Code on Environmental Protection, mining activities are also subject to other environmental regulations issued at the federal and provincial level (from the province in where such activities are carried out).

All mineral rights described above are considered forms of proprietary rights and can be sold, leased or assigned to third parties on a commercial basis. As described before, cateos and minas can be forfeited if minimum work and investments requirements are not performed or if annual payments are not made. Generally, notice and an opportunity to cure defaults is provided to the owner of such rights.

In the fall of 2009, Legislation was passed in the Province of Santa Cruz, Argentina that provides for the creation of a special interest area in which mining activities may occur. Within the special interest area mining and processing activities would be restricted near cities and certain rivers and lakes. As at the date of this AIF the Corporation does not anticipate that San José mine operations will be impacted. Although certain of the Corporation’s grassroots explorations properties may be affected, the Corporation does not expect such restrictions to materially impact its exploration targets or exploration plans. The provincial government has not issued the administrative regulations to accompany the legislation. As such, no assurances can be made and the Corporation does not believe it is possible at this time to fully assess the impacts of this legislation.

RISK FACTORS

We do not control (jointly or otherwise) the San José Mine and have no control over the timing or amount of future cash calls.

We hold 49% of the voting shares of MSC and Hochschild holds the balance.  The Board of MSC consists of three members, only one of which is a nominee of Minera Andes.  Hochschild is entitled to appoint the balance of the members of the Board of Directors of MSC.  The OJVA grants us a “veto” in respect of certain and very limited matters regarding the affairs of MSC and the operation of the San José Mine. Accordingly, MSC and the San José Mine are under the control of Hochschild.

As a result, we have a limited, if any, ability to control the timing or amount of cash calls or any other matter relating to the management of MSC and the San José Mine and decisions made in that regard may have an adverse effect on our operations and financial position.

Furthermore, the OJVA provides that the Board of MSC may elect to raise additional funds by issuing shares of MSC, and in such event, each shareholder of MSC shall have a pre-emptive right to subscribe and pay for its pro rata share of such additional shares of MSC.  Historically, MSC’s operations have been financed in this manner.  Any shares not purchased by Minera Andes pursuant to its pre-emptive right may be purchased by Hochschild.  Accordingly, in the event of a cash call by MSC financed by share subscriptions, a failure by Minera Andes to exercise its pre-emptive right, in full or at all, may result in a reduction of the Corporation’s interest in the San José Mine .

There can be no assurance that if a cash call is made, we will have the funds available to satisfy such cash call when due and that our interest in the San José Mine will not be reduced accordingly.

Any cost overruns or cash shortfall at the San José Mine could require further investment by us.

MSC currently anticipates that cash from operations at the San José Mine will be sufficient to finance operations and planned capital expenditures.  There can be no assurance that actual capital costs will not exceed budgeted capital costs, that cash from operations will meet MSC’s forecast or that other capital expenditures will not be approved by MSC for the San José Mine .  If, and to the extent, cash from operations is insufficient to fund cost-overruns, sales or production are lower than expected or an additional capital project is initiated, additional investment by the shareholders of MSC (including the Corporation) may be required.  Any requirement for additional investment, by share subscription or loan or otherwise, could adversely affect the Corporation’s financial position.

More particularly, and as stated above, any request for financing by MSC structured as a share subscription under the OJVA, if not fully satisfied by Minera Andes, could cause our interest in the San José Mine to be reduced.

We have no operational cash flow and are dependent on external financing.

Although commercial production at the San José Mine commenced in January 2008, we currently have no source of operational cash flow. The OJVA provides that it shall be the policy of MSC to maintain excess distributable cash and that unless the Board of MSC unanimously decides otherwise, MSC shall distribute, on a semi-annual basis all cash not reasonably required for operations or expansion.  However, in the Draft Loan Documents, the parties have agreed that the Project Loan plus accrued interest will be repaid by MSC quarterly and thereafter distributions will be made to the shareholders of MSC only to the extent there is sufficient excess cash flow.  As previously stated, the aggregate principal amount of the Project Loan is currently $65 million. Accordingly, there can be no assurance if and when cash distributions will be received from MSC, or if such distributions will be sufficient by themselves to fund our continuing exploration and development activities.

As a result we may continue to depend on third party financing to pay future cash calls by MSC, fund future working capital, capital expenditures, operating and exploration costs and other general corporate requirements.  Failure to obtain sufficient financing, as and when required, may result in a delay or indefinite postponement of exploration, development or production on any or all of our properties or even a loss of our assets.  There can be no assurance that additional capital or other types of financing will be available or that, if available, the terms of such financing will be favourable to the Corporation.

A substantial or prolonged decline in metal prices, particularly gold, silver or copper, would have a material adverse effect on us.

The price of our common shares, our financial results, and our exploration, development and mining activities have previously been, and may in the future be, significantly adversely affected by declines in metal prices. Metal prices are volatile and are affected by numerous factors beyond our control such as the sale or purchase of metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major mining countries throughout the world. Any future serious decline in the price of metals could adversely impact our future revenues, profits and cash flows. In particular, sustained low metal prices could:

•                                         reduce cash from operations at the San José Mine, requiring additional investment by, or loan from, the Corporation;

•                                         cause suspension of the development of mine development at the San José Mine;

•                                         delay or render uneconomic development of our Los Azules Copper Project;

•                                         reduce or eliminate our ability to obtain credit;

•                                         force us to lose our interest in, or to sell, all or some of our properties;

•                                         halt or delay the development of new projects; and

•                                         reduce funds available for exploration.

Furthermore, declining commodity prices could impact our operations by requiring a re-assessment of the feasibility of any of our projects.  Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.  In addition, mineral reserve calculations and life-of-mine plans using significantly lower metal prices could result in reduced estimates of mineral reserves and non-reserve mineral resources and in material write-downs of our investment in mining properties and increased amortization, reclamation and closure charges.

Global economic conditions combined with our financial position could make financing our operations and business strategy more difficult.

The Corporation had a net income of $4.1 million for the year ended December 31, 2009 compared to a net loss of $4.0 million for the year ended December 31, 2008. There is no assurance that we will not continue to incur losses.  Numerous factors, including declining metal prices, lower than expected ore grades or higher than expected operating costs (including increased commodity prices), and impairment write-offs of mine property and/or exploration property costs, could cause us to continue to be unprofitable in the future.

In the short term, these factors, may impact our ability to obtain equity or debt financing in the future and, if obtained, on terms favourable to us.  In the longer term these factors could have important consequences, including the following:

•                                         increasing our vulnerability to general adverse economic and industry conditions;

•                                         limiting our ability to obtain additional financing to fund future working capital, capital expenditures, operating and exploration costs and other general corporate requirements;

•                                         limiting our flexibility in planning for, or reacting to, changes in our business and the industry; and

•                                         placing us at a disadvantage when compared to our competitors that have cash flow from operations.

We anticipate that the Project Loan will be subject to interest rate fluctuations upon the execution of the Draft Loan Documents.

The Project Loan currently bears interest at a fixed rate of 7.86% per annum on $9.8 million and 8.21% per annum on $22.1 million (which is based on a LIBOR rate at the time of the advance of the Project Loan plus 2.50%).  It has been agreed that once the Draft Loan Documents are finalized, interest will be LIBOR plus 2.85%.  The terms, including the fixed interest rate, of the Project Loan Receivable are the same as the terms of the Project Loan Payable.  As a result, at this time there is no interest rate risk on the Project Loan Receivable and Project Loan Payable.  We have not entered into any agreements to hedge against unfavorable changes in interest rates, but may in the future actively manage our exposure to interest rate risk.

We are subject to fluctuations in currency exchange rates, which could materially adversely affect our financial position.

We maintain most of our working capital in Canadian and United States dollars.  However, a significant portion of our operating costs are incurred in Argentinean pesos.  Accordingly, we are subject to fluctuations in the rates of currency exchange between the Canadian, United States dollar and Argentinean peso, and these fluctuations could materially affect our financial position and results of operations as construction, development and other costs may be higher than anticipated.  Specifically, the costs of goods and services could increase due to changes in the value of the Canadian dollar, the United States dollar, or the Argentinean peso.  Consequently, operation and development of our properties might be more costly than we anticipate.

The Corporation is subject to risks relating to economic and political instability in Argentina.

All of the Corporation’s material properties are located in Argentina. There are risks relating to an uncertain or unpredictable political and economic environment in Argentina.

During an economic crisis in 2002 and 2003, Argentina defaulted on foreign debt repayments and on the repayment on a number of official loans to multinational organizations. In addition, the Government has renegotiated or defaulted on contractual arrangements.

In January 2008, the Argentinean Government reassessed its policy and practice in respect of export duties and began levying export duties on mining companies operating in the country.  Although this particular change does not affect the Corporation as its fiscal stability agreement explicitly fixes export duties at 5% for doré bars and 10% for concentrates, there can be no assurance that the Argentinean Government will not unilaterally take other action which could have a material adversely effect the Corporation’s interests in Argentina, including in particular the San José Mine .

There also is the risk of political violence and increased social tension in Argentina and Argentina has experienced periods of civil unrest, crime and labour unrest.

Certain political and economic events such as acts or failures to act by a government authority in Argentina, and acts of political violence in Argentina, could have a material adverse effect on the Corporation’s ability to operate.

There have been recent indications in Argentina that refunds of VAT (IVA) may be delayed. Delays in the payment of VAT refunds may have an impact on the cash flow from the operations of MSC.

Estimates of mineral reserves and mineral resources could be inaccurate.

The figures for mineral reserves and mineral resources contained in this AIF are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves can be mined or processed profitably.  There are numerous uncertainties inherent in estimating proven and probable mineral reserves and measured, indicated and inferred mineral resources, including many factors beyond our control. The estimation of reserves and resources is a subjective process and the accuracy of such estimates is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation, which could prove to be unreliable. These estimates may not be accurate and there can be no assurance that mineral reserves and resources can be mined or processed profitably.  Short-term operating factors relating to mineral reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold, silver or copper recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Fluctuation in metal prices, results of drilling, metallurgical testing, production costs or recovery sales, and the evaluation of mine plans subsequent to the date of any estimate could require revision of reserve and resource estimates. The volume and grade of mineral reserves mined and processed and recovery rates might not be the same as currently anticipated. Any material reduction in estimates of mineral reserves and resources, or our ability to extract these mineral reserves and resources, could have a material adverse effect on our further cash flow, results of operation and financial condition.

Mining activities are subject to a number of risks and hazards that may result in damage to property, delays and possible legal liability.

The Corporation’s business operations are subject to risks and hazards inherent in the mining industry.  The exploration for and the development of mineral deposits involves significant risks, including:

•                                          environmental hazards;

•                                          discharge of pollutants or hazardous chemicals;

•                                          industrial accidents;

•                                          labor disputes and shortages;

•                                          supply and shipping problems and delays;

•                                          shortage of equipment and contractor availability;

•                                          difficulty in applying technology such as bio-oxidation processing;

•                                          unusual or unexpected geological or operating conditions;

•                                          cave-ins of underground workings;

•                                          failure of dams;

•                                          fire;

•                                          marine and transit damage and/or loss;

•                                          changes in the regulatory environment; and

•                                          natural phenomena such as inclement weather conditions, floods and earthquakes.

These or other occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, delayed production, monetary losses and possible legal liability. We could (directly or through a project in which we have an interest) incur liabilities as a result of pollution and other casualties. Satisfying such liabilities could be very costly and could have a material adverse effect on our financial position and results of operations.

We need to continually discover, develop or acquire additional mineral properties and a failure to do so would adversely affect our business and financial position in the future.

Mineral exploration, in which we are significantly engaged at this time, both directly and indirectly, is highly speculative, involves substantial expenditures, and is frequently unsuccessful.  Few prospects that are explored end up being ultimately developed into producing mines. To the extent that we continue to be involved in exploration, the long-term success of our operations will be related to the cost and success of our exploration programs. We cannot assure you that our exploration efforts will be successful. The success of exploration is determined in part on the following factors:

•                                          the identification of potential mineralization based on superficial analysis;

•                                          availability of prospective land;

•                                          availability of government-granted exploration and exploitation permits;

•                                          the quality of our management and our geological and technical expertise; and

•                                          the availability of capital for exploration and development.

Substantial expenditures are required to determine if a project has economically mineable mineralization. It could take several years to establish proven and probable mineral reserves and to develop and construct mining and processing facilities. As a result of these uncertainties, we cannot assure you that current and future exploration programs will result in the discovery of mineral reserves, the expansion of existing mineral reserves and the development of mines.

Whether income will result from projects undergoing exploration and development programs depends on the successful establishment of mining operations.  Factors including costs, actual mineralization, consistency and reliability of ore grades and commodity prices affect successful development.

Developed mines have limited lives based on proven and probable mineral reserves.  The ability to maintain or increase annual production depends in significant part on the identification of new reserves and resources.

Legal, regulatory and permitting requirements significantly affect our mining operations and may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our activities are subject to numerous environmental laws, regulations and permitting requirements that can delay production and adversely affect operating and development costs.  Compliance with existing regulations governing the discharge of materials into the environment, or otherwise relating to environmental protection, in the jurisdictions where we have projects or interests in projects may have a material adverse effect on our exploration activities, results of operations and competitive position.  New or expanded regulations, if adopted, could affect the exploration or development of these projects or otherwise have a material adverse effect on operations.  To the extent such approvals are required and not obtained, the Corporation or any operator of a project in which we have an interest, may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties, or projected production commencement dates, production amounts and costs could be adversely affected.

Mining operations require mining and other permits from the government.  These permits may not be issued on a timely basis or at all, and such permits, when issued, may be subject to requirements or conditions with which it is burdensome or expensive to comply.  Furthermore, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of existing permits, additional permits for any possible future changes to operations, or additional permits associated with new legislation.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.  Due to an increased level of non-governmental organization activity targeting the mining industry, the potential for the government to delay the issuance of permits or impose new requirements or conditions upon mining operations may be increased.  Environmental legislation is evolving in a manner which will likely require strict standards and enforcement, increased time and penalty for non-compliance, more stringent environmental assessments or proposed projects and a heightened degree of responsibilities for companies and their officers, directors and employees.  Any changes in government policies may be costly to comply with and may delay mining operations. The exact nature of other environmental control problems, if any, which we (or any operator of a project in which we have an interest) may encounter in the future, cannot be predicted, primarily because of the changing character of environmental requirements that may be enacted within various jurisdictions.

To the extent that we (or any operator of a project in which we have an interest) are subject to any such changes, they may have a material adverse effect on our operations.  Environmental hazards may also exist on the properties on which the Corporation holds interests which are unknown to the Corporation at present and which have been caused by previous or existing owners or operators of the properties.

As a result of the foregoing risks, project expenditures, production quantities and rates and cash operating costs, among other things, could be materially and adversely affected and could differ materially from anticipated expenditures, production quantities and rates, and costs. In addition, estimated production dates could be delayed materially. Any such events could materially and adversely affect our business, financial condition, results of operations and cash flows.

We currently do not have a hedging program.  Implementation of a hedging program might be unsuccessful and incur losses.

We do not have a hedging program nor do we have plans to engage in hedging activities in the future.  Hedging activities are intended to protect a company from fluctuations in the price of metals and to minimize the effect of declines in metal prices on results of operations for a period of time.  However, if we do implement a hedging program in the future, we may be prevented from fully benefiting from higher spot market metal prices to the extent that production is hedged.

Changes in, new, or more aggressive enforcement of, laws, regulations and government practices could adversely impact the Corporation’s business

Mining operations and exploration activities are subject to extensive laws and regulations, both in Argentina where mining operations and exploration activities are conducted and in our home jurisdiction, Canada. These relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response, social responsibilities and sustainability, and other matters.

In Canada, Bill C-300, An Act Respecting Corporate Accountability for the Activities of Mining, Oil or Gas in Developing Countries, is proposed legislation which seeks to govern the activities of Canadian mining companies operating in developing countries. It is not clear at this time what impact, if any, this may have on the Corporation’s operations.  Since legal requirements change frequently, are subject to interpretation and may be enforced to varying degrees in practice, the Corporation is unable to predict the ultimate cost or impact of compliance with these requirements or their effect on operations.

We are subject to litigation risks.

All industries, including the mining industry, are subject to legal claims, with and without merit. Defence and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding could have a material adverse effect on our financial position and results of operations. See also “Legal Proceedings and Regulatory Actions”.

We face competition from other mining companies in connection with the acquisition of properties.

We face strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious metals. The majority of these companies have greater financial resources, operational experience and technical capabilities.  As a result of this competition, we might be unable to maintain or acquire attractive mining properties on terms we consider acceptable or at all.  Consequently, our revenues, operations and financial condition could be materially adversely affected.

Title to our mineral properties could be challenged.

We periodically confirm the validity of our title to, or contract rights with respect to, each mineral property in which we have a material interest. However, we cannot guarantee that title to our properties will not be challenged.  Our mineral properties (including those in which we have an interest) could be subject to prior unregistered agreements, transfers or claims, and title could be affected by, among other things, undetected defects. In addition, we (or any operator of a property in which we have an interest) might be unable to operate our (or their) properties as permitted or to enforce our (or their) rights with respect thereto.

Our insurance coverage could be insufficient.

The Corporation’s business is (directly and indirectly) subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, hurricanes and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Corporation’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although the Corporation maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations.  The Corporation may also be unable to maintain insurance to cover these risks at economically feasible premiums.  Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability.  Moreover, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration and production is not generally available to the Corporation or to other companies in the mining industry on acceptable terms. The Corporation might also become subject to liability for pollution or other hazards which may not be insured against or which the Corporation may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Corporation to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Any limitations on the transfer of cash or other assets between the Corporation and its subsidiaries or joint venture partners could adversely impact the available credit, valuation and stock price of the Corporation.

Minera Andes is a Canadian company that conducts operations through foreign (principally Argentinean) subsidiaries and joint ventures, and substantially all of our assets consist of equity in these entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and these entities, or among these entities, could restrict our ability to fund our operations efficiently.  Any such limitations, or the perception that such limitations might exist now or in the future, could have an adverse impact on available credit and our valuation and stock price.

We depend on the services of key executives.

We are dependent on the services of key executives including our President and Chief Executive Officer and a small number of highly skilled and experienced executives and personnel.  Due to the relatively small size of our management team, the loss of these persons or our inability to attract and retain additional highly skilled employees could adversely affect the exploration and development of our properties, which could have a material adverse effect on our business and future operations. Some of our executives provide services to other publicly listed entities.  We do not have key person insurance.

The market price of our common shares could experience volatility and could decline significantly.

Our common shares are listed on the TSX under the symbol MAI and are quoted on the NASD OTC Bulletin Board under the symbol MNEAF. Securities of “small-cap” companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved.  These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries.  Our share price is also likely to be significantly affected by short-term changes in metal prices or in our financial condition or results of operations as reflected in our quarterly earnings reports.  Other factors unrelated to our performance that could have an effect on the price of our common shares include the following:

•                                          the extent of analytical coverage available to investors concerning our business could be limited if investment banks with research capabilities do not follow our securities;

•                                          the trading volume and general market interest in our securities could affect an investor’s ability to trade significant numbers of common shares; and

•                                          the size of the public float in our common shares may limit the ability of some institutions to invest in our securities.

As a result of any of these factors, the market price of our common shares at any given point in time might not accurately reflect our long-term value.  Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities.  We could in the future be the target of similar litigation.  Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Investors could have difficulty or be unable to enforce certain civil liabilities against us, certain of our directors and our experts.

Minera Andes is an Alberta incorporated Canadian corporation.  Substantially all of our assets are located outside of Canada and the United States, and our head office is located in Toronto, Canada.  It might not be possible for investors to collect judgments obtained in Canadian or United States courts predicated on the civil liability provisions of Canadian or U.S. securities legislation.  Execution by United States courts of any judgment obtained against us or any of the directors, executive officers or experts in the United States courts would be limited to our assets or the assets of such persons or corporations, as the case might be, in the United States.  The enforceability in Canada of United States of judgments or liabilities in original actions in Canadian courts predicated solely upon the civil liability provisions of the federal securities laws of the United States is doubtful.

The existence of outstanding rights to purchase or acquire common shares could impair our ability to raise capital.

As of the date of this AIF, approximately 21,867,500 common shares are issuable on exercise of warrants and options. During the life of the warrants and options, the holders are given an opportunity to profit from a rise in the market price of common shares, with a resulting dilution in the interest of the other shareholders. Our ability to obtain additional financing during the period such rights are outstanding could be adversely affected, and the existence of the rights could have an adverse effect on the price of our common shares.  The holders of the warrants and options can be expected to exercise or convert them at a time when we would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favorable than those provided by the outstanding rights.

We may not pay dividends on our common shares.

We have never paid cash dividends on our common shares nor do we currently intend to pay dividends.  As a result, investors will have to rely on capital appreciation, if any, to earn a return on their investment in our common shares in the foreseeable future.

Sales of substantial amounts of our securities may have an adverse effect on the market price of our securities.

Sales of a large number of common shares in the public markets, or the potential for such sales, could decrease the trading price of the common shares and could impair the Corporation’s ability to raise capital through future sales of common shares.

SAN JOSE MINE

Unless otherwise indicated, technical information in this AIF regarding the San José Project is derived from the technical report (the “San José Technical Report”) dated July 29, 2009 entitled “Technical Report on the San José Silver-Gold Mine, Santa Cruz, Argentina” prepared by Eugene J. Puritch (P.Eng); Alfred S. Hayden (P.Eng); James L. Pearson (P.Eng), Antoine R. Yassa, (P.Geo); Fred H. Brown (CPG, PrSciNat) and, Kirstine R. Malloch,

(MAusIMM) all of P&E Mining Consultants Inc. (“P&E”) and each of whom is a “qualified person” and “independent” of the Corporation, in each case, within the meaning of NI 43-101.  Such information is based on assumptions, qualifications and procedures which are not fully described herein.  Reference should be made to the full text of the San José Technical Report which is available for review under our profile on SEDAR at www.sedar.com. The San José Technical Report is not and shall not be deemed to be incorporated by reference into this AIF. The San José Technical Report, makes reference to a number of other previously filed technical reports which are also referenced in the information contained below. Reserve and resource information contained herein supersede information provided in the San José Technical Report. Updated reserve and resource estimates were undertaken by James L. Pearson P.Eng., Alfred Hayden P.Eng and Fred Brown CPG PrSciNat under the direction of P&E President, Eugene Puritch P.Eng., each of whom are considered to be Qualified Persons within the meaning of NI 43-101.

PROJECT DESCRIPTION AND LOCATION

The San José Property covers a total area of approximately 50,491 hectares and consists of 46 contiguous mining concessions totalling approximately 40,499 hectares (consisting of 17 “Minas” or approved mining claims; and 29 “Manifestations” or claims that are in the application process for mining claim status) and one exploration permit covering approximately 9,992 hectares. Fees paid in Argentinean Pesos, in the amount of Pesos $329,600 (US $95,089.60) for the mining concessions and Pesos $8,000 (US $2,308) for the exploration license, were paid in 2008 to keep the licenses in good standing.

The San José silver-gold Property is located in Perito Moreno District, in the Province of Santa Cruz, Argentina, lying approximately between latitude 46°41’S and 46°47’S and longitude 70°17’W and 70°00’W (Gauss Kruger, Zone 2 coordinates approximately 4830000N 2400000E). The mine is by air 1,750 km south-south-west of Buenos Aires and 230 km southwest of the Atlantic port of Comodoro Rivadavia. The nearest town is Perito Moreno, at approximately 30 km west of San José.

Title to the San José Property is held by MSC, the holding and operating company set up under the terms the OJVA between MASA (49%) and Hochschild Mining (Argentina) Corporation (“HMC”) (51%). MASA is an indirect wholly-owned subsidiary of Minera Andes. The original Agreement was finalized on 15 March 2001. HMC is a wholly owned Cayman Islands-based subsidiary of Hochschild Mining PLC (“Hochschild” or “HOC”), a public UK-registered company based in Peru. Hochschild was formerly a private Peruvian company named Mauricio Hochschild & Cia. Ltda. (“MHC”) that in November 2006 became a publicly-traded company on the London stock exchange.

MSC was specifically set up in March 15, 2001 to explore and develop gold and silver mineralization on the San José Property.

Under the Agreement, MHC could earn a 51 % ownership in the Property by spending a total of US$3 million over three years, and of that, a minimum of US$100,000 per year had to be spent on exploration targets within the Property other than the Huevos Verdes vein.

In addition, MHC was required to make semi-annual payments totalling US$400,000 per year (subsequently amended to US$200,000 per year as noted below) until “pilot plant” production was achieved. As part of the Agreement, title to the Property was transferred to, and held by, the joint venture holding and operating company (MSC).

On May 6, 2003 MHC fulfilled all obligations necessary to enable MHC to vest at 51 % in the Property. In the fourth quarter of 2003, MASA subscribed for additional equity in MSC, so as to maintain their 49 % interest.

On October 20, 2004, MASA and MHC reached an amendment to the Agreement whereby the advanced-stage San José Property could proceed directly to a full-scale milling operation, should the Feasibility Study (at the time already underway) result in a positive production decision. The amendment to the Agreement eliminated the requirement for initial preliminary production from a 50 t/d pilot plant.

MHC’s property payment structure to MASA was also changed in the Amendment. Originally, the Agreement included payments totalling US$400,000 a year until a 50 t/d pilot was built. In lieu of building the pilot plant, MASA still received payments from MHC of US$400,000 annually that continued until the positive Feasibility Study was received in October, 2005.  Payments were then reduced to US$200,000 annually and continued until 28 March 2006, when the MSC board of directors approved a positive mine completion plan.

In keeping with the regulations all Property boundaries were survey although there are no physical markers of licence boundaries on the Property. Surveying was completed by MSC using a total station instrument.

Surface Rights

A mining licence alone is not sufficient to permit mining operations. An agreement for access and occupation of the surface land is also required from the surface owner and occupier before mining may commence. Surface rights in Argentina are not associated with title to either a mining lease or a claim and must be negotiated with the landowner.

To ensure the integrity of its operations, MSC has purchased land and correspondingly the surface occupation rights in 2002 from the Beitia Family known as “Estancia San José”, for an area of 2,875 hectares covering the area required to construct the mine and the facilities for San José. The sale price agreed on was US $353,400. An amendment to the agreement in November 11, 2005 allowed MSC to adjust the location of Estancia San José. MSC were granted easement rights and use of existing roads covered by the surface rights.

A new agreement in June 1, 2006 ratified easement rights and detailed and regulated the obligations of each party in connection with easement. The owners of Estancia San José shall be entitled to collect compensation from MSC in the following cases:

•                  If MSC quarries material from Estancia San José for road construction or for any other mining operation, the owners of Estancia San José will be entitled to collect US$0.90 plus VAT/m3 of rock extracted from Estancia San José. During the first 12 months from the execution of the New Agreement (2006), the price will be decreased to US$0.40/m3 plus VAT;

•                  If MSC performs exploration activities, compensation to the owners of Estancia San José will be paid as follows:

1. Construction of Mining Road: US$150/km.

2. Construction of roads: US$250/km.

3. Construction of trenches: US$250/km.

•                  A monthly payment of US$800 will be paid to the owners of the Estancia San José for the use of a house located in the Estancia San José. Payment of this price also entitles MSC to use roads connecting Estancia San José and the neighbouring properties.

In the latest agreement signed by the landowners, in September 2008, MSC agreed to compensate for wider access roads by providing extra accommodation to the landowners, the Beitia family.

On February 14, 2006 MSC together with members of the Flores family purchased the surface rights to ‘Estancia Carmancita’, a 5,543 ha land package covering a portion of the area between Highway 43 and the Estancia San José where the mine facilities are located. MSC holds 66.6 % of the surface rights to Estancia Carmancita which grants MSC free right of access. AMEC (2007a) reported that all obligations regarding this transaction have been completed by MSC.

With these two agreements the main access route to the Property from Highway 43 and all required mine infrastructure, tailings, dumps, etc are provided for. MSC has expressed its intent to purchase additional land in due course, as may be necessary to ensure its control of any target areas of economic mineralisation.

Argentina’s Mining Royalties

Under Argentinean Law, mining concessions are real property, which can be transferred freely and can also be pledged. Concessions are granted for unlimited periods of time, subject to the following conditions:

(a) the payment twice a year of a mining fee or canón of 80 pesos per unit, or pertenencia;and

(b) the filing of a minimum investment plan and compliance with a one-off minimum investment in the concession equal to 300 times the relevant canón over a five year period. Of the figure set out in the minimum investment plan for investment over five years, 20% must be invested in the first two years. Failure to comply with these conditions may result in the termination of the concession.

San José Mining Royalties

As legal owners of the mineral resources, provinces are entitled to request royalties from mine operators. Regulations vary from province to province. In Santa Cruz, where the San José Property is located, the royalty is fixed at a maximum of 3 % of the mine-site value per year payable monthly. However, under the Mining Tax Stability Agreement the mining royalty is fixed at 1.85 % of the mine-site value per year when the final product is doré and 2.55 % when the final products are concentrates or precipitates.

MSC paid US$ 2.3 million in mining royalties and canon to the Province of Santa Cruz in 2009.

National Export Tax is fixed at 5 % for doré and 10% for concentrates or precipitates although rebates are available if the final products are shipped from a Patagonian maritime port (depending on the port of exportation these rebates will be reduced to nil as from 2009 and 2010).

Environment Considerations

The following section is sourced from AMEC (2007) on the San José Property. Review of environmental constraints and compliance has not formed part of P&E Mining Consultants Inc. (“P&E”) scope of present work nor of site inspection.

Environmental Management

The Environmental and Social Impact Assessment (“ESIA”) for the San José Property forms the principal input for the permitting of the Property. The ESIA has been designed to fulfill the legal requirements in Argentina and also to comply with the procedures of evaluation that are widely accepted internationally regarding environment and social protection measures. The ESIA has been structured according to the Argentinean national mining law, which the province of Santa Cruz has adhered to. The Provincial Department of Mining is the lead permitting agency.

A detailed characterization of the environmental (physical and biological) and socio-economic aspects of the Property was developed through studies which began in 2002 and were completed in 2005. Most of the baseline studies were developed and concluded by local professionals.

P&E are not aware of any additional permits required to upgrade the operation from 750 t/d to 1,500 t/d.

Provisions for Rehabilitation

The conceptual mine closure plan includes the following activities:

•                  All surface structures and installations will be dismantled and removed, except those necessary to support the ongoing monitoring activities.

•                  The ramps will be closed and secured to avoid any unauthorized access.

•                  The waste rock stored temporarily on surface will be backfilled to the mine workings and the tailings facility will be capped with an impermeable layer of cement-mixed tailings. The minimum cover thickness will be 1 m.

•                  Water derivation channels will be conditioned for long-term use.

•                  Some of the roads will be closed, but many will be left open to provide access for longer-term monitoring.

•                  A monitoring program will be executed together with the authorities and the community to guarantee that the physical and chemical stability is achieved.

•                  Employment levels are expected to fall at closure.

AMEC (2007) estimated the constant dollar cost for reclamation and closure of the San José Mine is US$6.6 million.

Permitting Requirements

Other permits applied and/or accepted in order to advance the San José Property outlined below.

Grants of mining rights, including water rights, are subject to the rights of prior users. The mining code also contains environmental and safety provisions administered by the provinces.

Environmental Impact Reports (“EIR”) must be submitted to the provincial government prior to conducting mining operations. On March 1, 2006 MSC received approval for the Environment Impact Assessment (“EIA”) for the Property. The EIR must describe the proposed operation and the methods that will be used to prevent undue environmental damage and must be updated biennially. Mine operators are liable for environmental damage and violators of environmental standards may be required to shut down mining operations (Minera Andes 2007). An EIR must be submitted every two years in accordance with Argentinean law. MSC submitted an updated EIR report in June 2008 (SRK 2009).

All of the known mineralized zones, mineral resources and mineral reserves and active mine workings, existing tailings ponds, waste etc are within MSC’s concessions.

There are no back-in rights, payments or other agreements or encumbrances or environmental liabilities to which the Property is subjected. All work permits have been acquired and are in good standing.

Permits for Property Operations at San José Mine, Argentina

Permit	Agency	Observation
Exploration permit	Provincial Department of Mining Santa Cruz (“DPM”)	One Cateo
Mining Claim (Mina)	DPM	Mina status for 17 claims (covers all areas of production)
Mining Claim (Manifestations)	DPM	Remaining 29 Manifestations registered to MSC, awaiting final title
Investment plan	DPM	Presented on February 15, 2005 for each of the 46 claims
Mineral Producer Certificate	DPM	Registered since January 29, 2002 (403.305/02); renewed annually before March
Environmental Impact Report	DPM	Approved by DPM on March 1, 2006. Biannual updated report filed with DPM on June 2008.
Hazardous Waste Generator	Secretary of Environment (SMA)

Registered with the Provincial Environmental Department (SMA) since May 2, 2006 (Res. N° 046-SMA/06). Request of incorporation of Hazardous Waste corresponding to categories Y1 and Y33 has been submitted to SMA.

Environmental Quality Certificate (“EQC”)	DPM	EQC 2006 — issued, EQC 2007 issued, EQC 2008 in process of being issued.
Explosives Use	National Arms Registry

“User that receives explosive services” Register Number RE7082, issued on August 2004. Registration was dropped on August 2008. “User that manipulate explosives” Renewed each year: Register Number 980007082, issued on May 2006. Extended up to August 2009.

Explosives Storage	National Arms Registry	Issued on May 31, 2006 for 4 deposits Date of expiration: May 31, 2011
Water Use	Department of Water Resources (DRH)	Permit for water issued on July 7, 2006 (5 year period); water use fee paid to September 2008 — invoices not yet received by MSC beyond this; monthly reports, regularly submitted by MSC
Registry of Importers and Exporters	Import/Export National Administration (Dirección General de Aduana)	Registered since January 28, 2004. Renewed on June 10, 2008.
Radio Frequency use	National Committee of Communications (CNC)	Permit issued for use of the assigned frequency and equipment.
Registry of Mining Investors	National Direction of Mining Investors (depending on National Mining Secretary)	Registered Since April 18, 2002 (Registry Number 422)
Fiscal Stability Certificate	National Mining Secretary	Certificate issued May 15, 2006 (valid 30 years)
Hydrocarbon storage permit	Secretary of Energy (National level)	Storage of hydrocarbons, tank Certification from Secretary of Energy was not requested yet.

From AMEC (2007) and updated in SRK (2009)

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The principal access route to San José comprises a good unsealed (dirt) road section of 32 km and then tarmac road to the port of Comodoro Rivadavia, a total distance of 350 km. Comodoro Rivadavia has scheduled national air services to Buenos Aires, the capital of Argentina, with international air connections.

The main incoming materials are diesel fuel, chemicals, cement, timber supports, spare parts, explosives, zinc powder, sodium cyanide and hydrogen peroxide. Transportation of materials to and from the Property is by truck. Mine haulage roads provide access from the mine portals to the ore stockpile at the process facility and temporary rock stockpile facilities. Concentrate is exported via the port of Puerto Deseado in the province of Santa Cruz, 250 km south of Comodoro Rivadavia.

The San José Mine is within an arid to semi-arid area of Argentina, with short warm summers with temperatures above 10 °C and winters with temperatures commonly below 0 °C. Strong and persistent winds can be encountered especially during the warmer months (October to May).Average rainfall at the site is estimated to be 144 mm and snowfall amounts to 32.5 mm. Annual average temperature is 8.9 °C. MSC has maintained a weather station at the Property since January 2005. Mining and exploration can continue year round in this part of Argentina.

The nearest town to the San José Property in Argentina is Perito Moreno, at approximately 30 km to the west. Las Heras, Pico Truncado, and Perito Moreno are small towns (populations ranging from approximately 3,600 to 15,000), which mostly provide labour for the local oil industry, or, in the case of Perito Moreno, for tourism and agricultural purposes. These towns are only able to supply the most basic needs (food, accommodations, fuel, hardware, labour, etc.) for very early stages of exploration. More advanced projects must be serviced from Caleta Olivia, Comodoro Rivadavia, or Buenos Aires.

The immediate area surrounding the San José Property is isolated, and initially electrical power was provided at the mine and plant site by diesel generators. It was determined that a more cost effective and longer term option would be to connect the site to the national grid, which required a power line spur of 130 km of 132 kV electric line The transmission line was completed in March 20, 2009 at a cost of US$ 21 million. The diesel generators, which are fully capable of providing sufficient power for the expanded 1,500 MTPD operation, will remain on site for back-up.

Fresh water is obtained by wells which have been sited so as to dewater the Frea Vein mining area. Water is stored in a surface impoundment. Water for the underground mine is sourced from the settling ponds.

The closest deep water port facility is at Comodoro Rivadavia, a driving distance of approximately 350 km. Alternatively, the port of Puerto Deseado is located approximately 400 km east—southeast of the Property.

The Property consists of camp facilities that can accommodate up to 712 personnel, medical clinic, security building, maintenance shop, processing facilities, mine and process facility warehouse, surface tailings impoundment, support buildings and mine portals, change house, core shack, an administration building and offices.

MSC has installed a satellite-based telephone / data / internet communication system.

Topography, Elevation and Vegetation

The topography of the San José Property in Argentina is gently rolling, with a few deeply incised valleys. Elevations on the Property range between approximately 300 m and 700 m. The Property area is considered to be semi-desert. Vegetation comprises low scrub bushes and grass, typical of harsh climate and poor soils. Fauna consists of birds, small mammals and reptiles. Most of the Property area is uninhabited; however, it is used by local farmers for sheep and cattle grazing.

HISTORY

Historical Exploration

Parts of the Santa Cruz Province were reviewed during the 1970’s as part of a joint Argentine government-United Nations regional exploration plan (Patagonia-Comahue). In the 1980’s FOMICRUZ, S.E., a state owned company, completed reconnaissance surveys in the province to delineate areas of interest for mineral reserves.

There is no formally-recorded exploration on the Property prior to work carried out by Minera Andes in the late 1990s. The Property was acquired by Minera Andes in 1997, after a regional structural study and prospecting program uncovered areas of Landsat colour anomalies, and coincident anomalous gold and silver values. Based on these results, Minera Andes embarked on an exploration program commencing in 1997.

GEOLOGICAL SETTING

The geology of the San José Property is extensively covered in the NI 43-101 reports of Snowden (2002) and AMEC (2007a) and summarised below. The reader should refer to these reports for detailed information.

Regional Geology

The San José Property is located in the northwest corner of the 60,000 km2 Deseado Massif of the Santa Cruz Province, Argentina. The Deseado Massif consists of Paleozoic metamorphic basement unconformably overlain by Middle to Upper Jurassic bimodal andesitic and rhyolitic volcanics and volcaniclastics. Cretaceous sediments and Tertiary to Quaternary basalts overlie the Jurassic volcanic.

Geology of the Deseado Massif, Argentina

Modified from http://www.argentexmining.com/santacruz-province.php

Jurassic magmatism in the Deseado Massif accompanied extensional tectonics marked by normal faults, horst and graben formation, and block tilting during the opening of the southern Atlantic Ocean. Several small basins formed after the main volcanic episodes, a consequence of intense diastrophic block faulting. Continental sediments were deposited in the Upper Jurassic to Lower Cretaceous in those basins, represented by tuffaceous sandstones, tuffites, limestones, conglomerates, and shales. LS epithermal Ag-Au deposits accompanied magmatism and deformation. Basaltic plateau volcanism was dominant during the Tertiary span, coupled with minor marine ingressions that produced the deposition of sandstones, shales and fossiliferous limestones. Intrusive rocks are scarce in the area. They are represented by irregular bodies of rhyolitic porphyries that intrude the main silicic volcanic units, and by basaltic plugs that piercethe whole sequence.

Large amounts of intermediate to silicic volcanics were erupted in the Jurassic, in a sub-aerial, cratonic back-arc tensional environment. These volcanics are subdivided into the Bajo Pobre Formation, predominantly of intermediate to basic composition, and the felsic Bahia Laura Group that discordantly overlies the Bajo Pobre Formation. The Bahia Laura Group is further subdivided into the interdigitating Chon Aike Formation (dominantly ignimbrites) and the La Matilde Formation (dominantly volcaniclastics).

The volcanic rocks of the Deseado Massif host the producing Ag-Au mines of Cerro Vanguardia, Marta Mine, Manantial Espejo and San José, as well as the prospects and properties of El Dorado-Monserrat, Cerro Negro and La José fina.

The principal host rock for silver and gold mineralization in the San José district is the Bajo Pobre Formation where veins are typically developed in competent andesite flows, and to a lesser extent, in volcaniclastic units.

Property Geology

The Property is covered by the El Pluma 4769-I map sheet of the 1:250,000 Servicio Geológico Minero Argentino (“SEGEMAR”) geological map series. The geology of the San José Property is extensively covered in the NI 43-101 reports of Snowden (2002), AMEC (2007a) and SRK (2009) and summarised below. The reader should refer to these reports for detailed information.

Bajo Probre Formation (Upper Jurassic)

The Jurassic Bajo Pobre Formation at around 145-150 Ma is the lowermost stratigraphic unit on the San José Property and is assumed to underlie the entire area. It is the main host of Au and Ag mineralization at the Huevos Verdes, Frea and Kospi vein deposits as well as many regional prospects. The Formation also hosts some of the mineralization at Saavedra West Zone.

The formation comprises a lower andesite volcaniclastic unit and an upper andesite lava flow and has a maximum thickness of 120 m. A dacitic, hornblende-megacrystic lava flow of restricted extent has been identified but its stratigraphic position within the Formation is unknown.

Geology of the San José Property

An epiclastic environment is inferred for the andesitic volcaniclastic unit, supported by the chaotic changes in facies. This unit is generally pervasively altered and commonly has at least a propylitic overprint. Age dating of the volcaniclastic and lava flows indicates a hiatus of around 5 Ma between the two volcanic events. The andesitic and dacitic lava flows discordantly overlie the volcaniclastics. The andesitic lava flow has a thickness of up to 50 m. These flows are massive, with columnar jointing and auto-breccia textures where weathering and hydrothermal alteration is concentrated.

Bahia Laura Group — Chon Aike & La Matilda Formations (Upper Jurassic)

The andesitic volcanics are discordantly overlain by volcanic rocks of the Bahia Laura Group.  Subdivision of the Group into the Chon Aike and La Matilde Formations is not well defined on the Property and in previous reports the formations have been grouped together and referred to as the Chon Aike Formation (AMEC 2007a) and this is adopted in the section below.

Previously, outcrops of the Chon Aike Formation were thought to be restricted to geologicallymapped areas to the north of the Rio Pinturas valley and in the Saavedra West area. However, mapping of a widespread tuffaceous unit overlying the Bajo Pobre Formation by Dietrich et al.  (2004), may belong to the tuffaceous facies of either the Chon Aike or La Matilde Formation.

The Saavedra West basin is interpreted as a syn-volcanic graben, possibly a caldera, developed within the Bajo Pobre Formation and infilled by pyroclastics correlated with the La Matilde Formation. Pebble dykes are abundant within the graben and ignimbrites that may be correlated with the Chon Aike Formation occur as dykes along one edge. In the Saavedra West area, the thickness of the Group is around 80 to 100 m, however at Huevos Verdes, La Sorpresa and Rio Pinturas the thickness is only 15 to 20 m. Pyroclastic rocks of the Chon Aike Formation are laterally extensive. Age dating of the ignimbrites within the Chon Aike Formation gives ages around 147-151 Ma, younger than the age of the volcaniclastic sequence but older than the andesitic flows of the Bajo Pobre Formation.

Where this Group is overlain by sedimentary rocks of the Cretaceous Castillo Formation, the upper contacts of the Chon Aike Formation are concordant. However, this contact is discordant with the overlying Tertiary flood basalts of the Alma Gaucha Formation.

Post-Jurassic Geology

Deposition of Cretaceous sedimentary rocks of the Castillo Formation is interpreted to be controlled by block faulting which created small, normal fault-controlled depressions. Thickness of the formation varies but is generally between 5 to 80 m and decreases towards the south. The formation is divided into three member, with the lowermost member redefined as a tuffaceous deposit belonging to the Chon Aike Formation.

The north-western part of the Deseado Massif is covered by an extensive area of Tertiary-aged basalts with at least two basaltic episodes recognised in the San José region. The Upper Oligocene Alma Gaucha Formation occurs as uniform flat-lying flood basalts up to 30 m that cover a significant portion of the Property. Recent basaltic flows from the Cerro Portuguese volcanic centre form lava flow channels that overlie the flood basalts.

Glacially-derived, unconsolidated till deposits up to 50 m in thickness occur predominantly in the Rio Pinturas valley.

Structural Geology

The San José district is transacted by two north-northeast striking major lineaments. The Rio Pinturas lineament follows the Rio Pinturas valley and is one of the main structural features of the Deseado Massif. This lineament can be traced for over 100 km. A second, sub parallel lineament is located 2 km east of the Rio Pinturas lineament.

The main structural trend of fault and vein systems on the Property is north-west to north-northwest.Less prominent are east-striking faults and veins and those north to northeast striking.

The vein systems at Huevos Verdes, and possibly also those at Frea, developed along north-northwest striking (average orientation of 325° / 65° NE) sinistral strike-slip faults that were reactivated during Triassic rifting. The Huevos Verdes vein system is known to be composed of three main segments along strike.

Variations of vein orientation in bends and jogs along, and in between, sub-parallel sinistral faults control vein width and mineralization style.

Sinistral shearing along the north-northeast striking lineaments such as Rio Pinturas may have resulted in overall extension within the bounding blocks that host the San José mineralization, facilitating formation of structural openings along re-activated faults of favourable north-northwest strike.

Alteration

Alteration is typically a low sulfidation (“LS”) epithermal with silicification accompanying all of the veins and fractures and occurring as a narrow alteration halo, generally surrounded by an extensive zone of intermediate argillic mixed with phyllic alteration. Strong argillic alteration is interpreted to be a supergene overprint of the propylitic halo with disseminated pyrite.

EXPLORATION

Information on exploration on the San José Property from 1997 to September 2007 is taken from the Snowden (2002), AMEC (2007a) and SRK (2009) reports and described in table immediately below. The following section is an update of the section in these reports.

Summary of exploration on the San José Property, 1997-2008

Year	Company	Description
1997 to 2001	Minera Andes

5 year program consisting of prospecting; soil sampling; stream sediment sampling; mapping and sampling; trenching and channel chip sampling. IP/Resistivity (74 line km) CSAMT (42 line km) and magnetic surveys (186 line km) by Quantec Geofisica Argentina S.A. RC drilling (85 holes) and diamond drilling (3 holes); alteration studies (Portable Infrared Mineral Analyzer); metallurgical studies; discovery of Saavedra West and Huevos Verdes Zones, plus numerous prospects.

2001 to 2003	MSC

JV company created between Minera Andes and Hochschild; 2 year program consisting of surveying; IP/Resistivity (45 line km), and Real Section IP (20.25 line km) surveys by Quantec Geofisica Argentina S.A.; diamond drilling (30 holes); further definition of the Huevos Verdes Zone; mineral resource estimates at Huevos Verdes and Saavedra West vein and breccia zones.

2003 to 2004	MSC

Hochschild vested at 51 % ownership; 2 year program consisting of underground development at HVN and HVS; surface rights land purchasing; road construction; diamond drilling (39 holes); program further outlined the Huevos Verdes Zone and resulted in the discovery of the Frea Zone.

2004 to 2005	MSC

Definition-style diamond drilling (144 holes). Initiation of Feasibility Study including mineral resource and mineral reserve estimates at Huevos Verdes and Frea managed by MTB Project Management Professionals Inc. of Denver, USA, includes mine design, capital and operating cost estimation, metallurgical, geotechnical environmental EIA and social studies by Vector Argentina, AMEC retained to do resource audit; continued underground development on 480 and 430 levels at HVN and HVS; IP/Resistivity (215 line km) surveys; additional 38 diamond drillholes to test regional targets.

October 2005	MSC	Completion of Feasibility Study in October 2005, decision to proceed to production was made on March 28, 2006.
November 2005 to June 2006	MSC

Phase 1 and Phase 2 drilling at Kospi Vein (128 holes); EIA approved by DPM on March 1, 2006; continued underground development (ramp construction and drifting at HVS and Frea); Granting of Environmental Permit, production decision (March 28, 2006); change of metallurgical processing and recovery methodology to a Gekko system; supporting metallurgical test work; mine construction, permitting

July 2006 to September 2007	MSC

Ongoing plant and infrastructure construction, continued mine development, mineral resource/mineral reserve estimation (Huevos Verdes, Frea, Kospi), continued metallurgical test work, official mine opening (June 26, 2007), continued drilling of regional prospects.

September 2007	MSC	Preparation of a technical report by AMEC, including a mineral resource and mineral reserve estimation with effective date of December 31, 2006
October 2007 to December 2008	MSC

Commercial production officially commenced on January 01, 2008. Continued drilling on the Ayelén, Odin, Frea and Ramal Frea as well as exploration drilling totalling 220 drillholes and 48,762 m during 2007-2008. Mine comprised of over 18 km of workings, which includes 5.7 km advancement in 2008, with 2 access ramps.

1997-2006 Exploration Programs

Exploration by Minera Andes on the Property from 1997 to 2001 was concentrated over the northern part of the Property and consisted of geological mapping, sampling, trenching, geophysics, alteration and metallurgical studies and RC and diamond drilling. The reader is referred to Section 10 of this Report for details on the drilling program for years 1998-2008 on the San José Property.

Following the JV agreement with MHC in 2001 and the formation of JV company MSC, the Property name was changed from El Pluma-Cerro Saavedra to San José. An extensive exploration program was undertaken which included detailed topographic surveying of the Property, IP geophysics and drilling.

Exploration during 2003-2004 consisted of underground exploration / development, environmental and metallurgical studies and the construction and commissioning of a pilot plant at Huevos Verdes Vein. Land was purchased and right-of-way agreements were obtained and a camp road was constructed. Exploration on other targets on the Property included geophysical programs, surface sampling and drilling.

A technical support program with the Colorado School of Mines commenced in late 2003 and consisted of regional mapping over a 165 km2 area and detailed target mapping as well as petrographic studies, geochemical analyses, age dating, ore microscopy, fluid inclusion studies, PIMA analyses, remote sensing studies and database reviews.

Surveying of the topography, planned access and infrastructure in the Huevos Verdes and Frea areas was carried out during 2005-2007. Further IP geophysical surveys were undertaken during 2004-2005, as well as continuing development of underground workings on the Huevos Verdes Vein and diamond drilling to 2008.

MSC commissioned a feasibility study on the Property during 2004-2005 with AMEC retained to do a mineral resource audit, mine engineering, metallurgical studies and a review of capital and operating costs while Vector (Peru) S.A. and Vector Argentina were retained to undertaken the geotechnical, environmental and social aspects of the report. Based on the report outcomes, a decision was made to proceed to production phase. Pre-production at the Huevos Verdes and Frea Veins commenced on 26 June 2007.

2007-2008 Exploration Program

As of December 31, 2008 the San José Mine comprised more than 18 km of underground workings accessed by two ramps with construction of a third ramp to access the Kospi Vein having been completed in January 2009 (Minera Andes 2008). In 2008, several hundred metres of drifting was completed along the Frea Vein, with a total of approximately 5.7 km advancement of the San José workings completed in 2008. All underground development in mineralization has been systematically channel chip-sampled. The Frea, Odin and Ayelén Veins all have mineral potential and remain open at depth and along strike.

Underground channel sampling was undertaken in workings on the Frea, Huevos Verdes, Kospi and Ramal Frea veins in 2007-2008. The table below details the number of channels and samples taken at each of the veins.

Underground Channel Sampling Program, 2007-2008

Vein	Year	Number of Channels	Number of Samples
Frea	2007	957	4,299
	2008	1,099	4,277
Huevos Verdes	2007	920	2,830
	2008	1,729	4,315
Kospi	2008	20	83
Ramal Frea	2008	22	102

The 2007 surface drilling program consisted of 113 diamond drillholes totalling 28,585.74 m and focussed on regional prospects as well as strike extensions of known veins with most of the drilling concentrated on the Ayelén, Frea and Odin veins. The 2008 surface drilling program consisted of 80 diamond drillholes totalling 18,691.00 m and focussed on the Ayelén, Odin and Ramal Frea veins with the objective to increase the mineral resources on these veins as well as to undertake minor amounts of exploration drilling. During 2007-2008, 27 underground drillholes totalling 1,485 m were drilled in the Frea and HVS workings to explore for branches off of the main vein structures. No promising veins or structures were intercepted.

MINERALIZATION

Mineralization at the San José Property is extensively covered in the Snowden (2002), AMEC (2007a) and SRK (2009) reports and summarized below. The reader should refer to these reports for detailed information.

Mineralization in the San José area occurs as LS epithermal quartz veins, breccias and stockwork systems accompanying normal-sinistral faults striking 330° to 340° and conjugate dextral faults.  Most of the known mineralization at San José is hosted by the Jurassic Bajo Pobre and Chon Aike Formations.

Veins and Vein Systems

Regional exploration has identified 13 vein targets, of which only three, Huevos Verdes, Frea and Kospi, have been extensively explored by surface diamond drilling and subsequently developed by underground mining. A restricted amount of diamond drilling has been carried out at the other veins, Ayelén and Odín.

After reviewing the various drilling programs AMEC (2007a) concluded the Frea and Kospi Veins are the most significant zones in terms of grade and tonnage. The mineralized Frea has been traced over an 1,200 m strike length and to depths of up to 250 m, with an average width of up to 2.5 m (AMEC 2007a, Minera Andes News Release, September 2, 2008). The Kospi Vein has been traced for over 1,300 m strike length (SRK 2009) and to depths of up to 230 m, with an average width of around 3.0 m.

Major vein systems and exploration targets on the San José Property are discussed in detail below and illustrated in the Figure below.

Huevos Verdes

The Huevos Verdes vein system is one of the most important targets on the Property consisting of three to four discontinuous zones: HVN, HVS, HVC and HVR. The system is comprised of an array of sub-parallel veins striking 325° with dips ranging between 45° and 75° to the northeast that can be traced almost 2,000 m along strike. Mineralization is hosted by the Jurassic Bajo Pobre Formation, close to the contact of andesitic lava flows with underlying volcaniclastics.

The vein system has a pinch and swell nature and has numerous bends and jogs. Several subparallel veins and splays off the main vein have been identified. The width of the vein zone is variable, ranging from less than 1 m to around 15 m. With the exception of limited outcrops of the HVS, the remainder of the veins are blind targets, below a Cretaceous-Tertiary cover layer of up to 50 m.

Within the HVN and HVS zones, the strongest mineralization is restricted to sub-vertical 50 to 80 m long ore shoots which can extend 50 to 200 m vertically. The location of these shoots may correspond to structural bends and jogs.

High-grade portions of the veins consist of banded to mottled quartz with irregular sulfide bands mineralized by fine-grained argentite and pyrite. Ruby silver and native silver are locally observed. The base metal content (Zn, Pb, Cu) of the veins and the amount of sphalerite, galena and chalcopyrite tends to increase with depth.

Vein systems on the San José Property

Huevos Verdes North (HVN)

The main HVN vein is irregularly-shaped and pinches and swells along the 400 m of strike. The vein width varies between 0.5 to 4 m and the dip ranges between 65° to 70° to the northnortheast.  The vein and surrounding host rocks have associated strong illitic and argillic alteration with minor propylitic and potassium feldspar alteration.

The northern and southern extents of the vein have been closed off by drilling. At depth, mineralization is mostly closed off, except at the northernmost end of the zone. This zone is the weakest mineralized structure of the three Huevos Verdes zones. The strongest levels of gold and silver mineralization are restricted to two principal sub-

vertical shoots, which are each approximately 50 to 80 m long and can be traced approximately 150 to 200 m vertically.

Huevos Verdes South (HVS)

The HVS vein has been traced for approximately 520 m along strike and ranges in width from 0.5 to 3 m. The dip of the vein ranges from 42° to 75° to the north-northeast and the strike varies from 100° to 190°. The change in orientation has implications for mineralization and may explain the better mineralization and higher gold and silver grades at HVS compared to the HVN vein. Four main sub-vertical shoots, up to 80 m long horizontally and up to 200 m vertical trace, appear to control the majority of the mineralization. Mineralization is open to the northnorthwest and similar to the HVN, gold and silver grades are strongest in the uppermost parts of the vein and appear to decrease with depth.

Huevos Verdes Central (HVC)

The HVC vein has been traced approximately 400 m along strike and ranges in width between0.5 to 5.0 m. The dip of the vein ranges from 70° to 75° to the north-northeast. The strongestmineralization is restricted to an gently plunging ore shoot 40 to 70 m in width. The shoot hasbeen traced for almost 300 m and remains open at depth.

Huevos Verdes Ramal (HVR)

The HVR vein has been traced approximately 200 m along an east-west strike and ranges in width from 1 to 3 m. The vein is located between the HVC and HVS and has been traced vertically for 250 m.

Frea Vein

The Frea vein is hosted in Jurassic volcanics and controlled by northwest trending faults. The vein is a blind target below Cretaceous sediments and Tertiary basalts, discovered in 2003 as a result of test drilling a IP / resistivity target. The vein has been traced approximately 1,200 m along its northwest-trending strike and vertically to 200 m. The width of the vein varies from 0.5 to 7 m and dips at approximately 52° to the northeast. The vein remains open in all directions except the northwest extent which is closed off by drilling.

Kospi Vein

The Kospi vein is also hosted by Jurassic volcanics and controlled by northwest trending faults however, it dips to the southwest at about 70°. Kospi is also a blind target beneath Cretaceous and Tertiary cover rocks, discovered in 2005 as a result of test drilling an IP / resistivity target.  The vein has been traced for approximately 1,300 m along its northwest strike at 308° and vertically to 230 m. The thickness of the vein ranges from 0.25 to 9.5 m. The vein remains open to the southeast but is closed off by drilling in its northwest extent.

Odin and Ayelén Veins

The Odin and Ayelén veins are the two most north-easterly northwest-striking sub-parallel systems that have been drilled. As a result of the 2008 drilling program, Odin has been traced approximately 1.6 km along strike and Ayelén 1.2 km along strike, with both dipping to the southwest (Minera Andes News Releases, September 2, 2008 and January 9, 2009). SRK (2009) reported an extension to these veins of 1.9 km for Odin and 1.6 km for Ayelén. Both of these vein systems were discovered by test drilling blind geophysical targets. The Odin vein remains open to the west along strike and at depth where it has been tested to 200 m.

Other Vein Systems and Exploration Targets

There are additional mineralized veins and targets identified in the AMEC (2007a) and SRK (2009) reports within the San José Property:

•                  Huevos Verdes Oeste (West) (“HVO”)

•                  Aguas Vivas

•                  La Sopresa

•                  El Pluma West

•                  Pluma

•                  Pluma South

•                  Ramal Frea (Frea Satellite)

•                  Ramal Kospi

•                  Austri

•                  Frigga

•                  Roadside

•                  Portugues

•                  Saavedra (Discovery Hill)

These have been identified using a combination of geochemical and structural modelling, geophysical surveying and drilling.

Structural Controls on Mineralization

The most important control on mineralization at San José is structure, which governs the formation and opening of faults and the creation of open space during the mineralizing event. The strike of the veins are not only related to vein width but also mineralization styles and gold and silver grades.

Huevos Verdes veins have the best developed ore shoots with respect to grade and width at strike directions of 320° to 305°. Vein segments with strikes greater than 325° usually lack significant mineralization and are characterised by brecciation and fault gouge. These findings led to the conclusion that the Huevos Verdes vein system developed in a sinistral strike-slip setting.  Counter-clockwise bending of a sinistral strike-slip fault creates a dilational setting, whereas clockwise bending creates a compressional environment. Therefore, open space will preferentially form in counter-clockwise bends whereas increased tectonic friction with fault gouge and brecciation will develop preferentially in a compressional setting along clockwiserotated bends. With respect to the Huevos Verdes system, the best mineralization will generally occur where structures bend counter clockwise from the average strike (less than 325°).  Mineralized shoots would be expected to occur along the vein system where vein strike bends towards less than 325°.

Early north-northwest striking normal faults were established in the region due to Permian-Triassic rifting (See reference to Dietrich et al. 2005 in the San JoséTechnical Report). Dextral east-west to west-northwest-trending wrench faulting associated with mineralization in the Deseado Massif occurred at 150 to 125 Ma. The Huevos Verdes vein system formed as sinistral extension fissures within this dextral wrench fault system. The Permian-Triassic north-northwest trending faults were reactivated and became hosts to mineralization.

The Huevos Verdes system is discontinuous and displays counter-clockwise bending at the tips of mineralized sections. This geometry is interpreted to reflect formation of mineralized tension fissures with sinistral strike-slip displacement in between dextral master wrench faults. The bending indicates proximity to dextral east-west trending master faults. Dextral wrench faulting is thought to have occurred during mid to upper Jurassic times in the region and related to the early opening of the southern Atlantic. Outcrops of east-west striking, weakly-to-unmineralized quartz veins are exposed in the intermittent segments between the three zones of the Huevos Verdes system. East-west trending lineaments are rare but present in the northwestern Deseado Massif.

Sinistral, north-northeast striking lineaments on the San José Property and illustrated in the figure immediately below, limit the known occurrences of the north-northwest striking mineralized veins such as Huevos Verdes. The Rio Pinturas and the San José lineaments form a prospective corridor, with no known mineralization either east or west of this corridor.

Litho-stratigraphy may also play an important role in governing mineralization where certain litho-stratigraphic horizons favoured the opening of fractures. Mapping in the Pluma Zone noted that the fracturing of rocks is by far more intense in andesitic lava flows than in underlying volcaniclastic rocks. Fracture-controlled wall rock alteration and mineralization is more pronounced in the lava flows. Host lithology may be a factor controlling the depth of mineralized shoots.

Structural Lineaments on the San José Property

The structure at the Saavedra / Saavedra West (Discovery Hill) deposits has been interpreted to be a syn-volcanic graben possibly a caldera that developed within the Bajo Pobre Formation and infilled with sedimentary rocks of the La Matilde Formation (AMEC 2007a). A series of N-NW trending steeply dipping Au-Ag quartz veins and siliceous structures occur at Discovery Hill.  These veins may have been emplaced along graben-bounding faults. This trend is sub-parallel to that at Huevos Verdes and IP / resistivity surveys have traced this trend from just NE of Discovery Hill to a point that occurs 100 m directly SW of the HVS zone. Recent interpretation of the structure of the Huevos Verdes, Kospi, Frea, Odin and Ayelén veins by Minera Andes (see figure below) suggest a similar graben structure, interpreted by this author as possibly caldera-related, that may be an extension of the structures at Saavedra.

Cross section showing the horst and graben structure at San José

DRILLING

The following information on the drill program on the San José Property from 1998-mid 2007 is taken from the AMEC (2007a) and SRK (2009) reports and updated below to December 31, 2008.

From 1998-2008, 772 reverse circulation (“RC”) and diamond exploration surface and underground drillholes totalling 139,192 m have been drilled on the Property.  The table below gives the details on the program for each year to year-end 2008.

Drilling Program on the San José Property, 1998-2008

Year	No. drillholes	No. metres	Drill hole Numbers	Core or RC	Company
1998	38	3,956.00	EP-01 to 38	RC	Minera Andes
1999	21	1,648.00	EP-39 to 59	RC	Minera Andes
2000	29	3,698.21	EP-60 to 85 & EPD-01 to 03	RC & HQ core	Minera Andes
2001	30	5,113.24	HVD-1 to 30	HQ core	MSC
2002-2003	32	4,376.87	SJD-1 to 32	HQ core	MSC
2004	13	2,807.45	HVD-31 to 36 & SJD-33 to 39	NQ & HQ core	MSC
2005	211	43,730.12	SJD-40 to 215 & SJM-1 to 28A & MSC-4 to 8	BQ, NQ, HQ core & RC	MSC
2005-2006	178	25,100.36	SJD-216 to 330 & SJM 29 to 74	NQ & HQ core	MSC
2007	135	29,846.74	SJD-331 to 443 & SJM-75 to 95 & SJM-97	HQ core & NQ, BQ core	MSC
2008	85	18,915.05	SJD 444 to 523 & SJM-96 & SJM-100 to 103	HQ core & NQ, BQ core	MSC
TOTAL	772	139,192.04

Drilling by Minera Andes between 1998 and 2000 and by MSC between 2000 and 2004 was undertaken for the early stages of the exploration program. From 2004 onwards, MSC have primarily concentrated on drilling for mineral resource definition and infill drilling at Huevos Verdes North (“HVN”), HVS and Huevos Verdes Central (“HVC”), Frea and Kospi Veins. A minor amount of regional prospect drilling has also continued.

Minera Andes Drilling, 1998-2000

The first drilling on the Property was RC drilling over three seasons by Minera Andes. A total of 85 RC holes (EP-01 to EP-85), totally an estimated 8,594 m were drilled to test a various geophysical and geological targets. The holes were drilled on the HVN, HVS and HVC Veins; there are no RC holes drilled on either the Frea or Kospi Veins. Holes were drilled at a range of azimuths and dips to depths of between 48 and 174 m. These holes were re-surveyed by MSC in 2005.

Three diamond holes were drilled in 2000 totalling 270 m on the Saavedra West (Discovery Hill) prospect by Minera Andes.

MSC Diamond Drilling, 2001

The 2001 drilling program saw 30 diamond drillholes drilled, totalling 5,113 m by MSC. The targets were predominantly HVN, HVS and HVC Veins and their extensions and a geophysical anomaly close to the South Vein. Four holes were drilled to test for a northern extension of the Huevos Verdes system beneath the basalt cover. All holes were HQ, drilled at dips ranging from -50° to -85° and to depths between 63 to 304 m. Core recoveries averaged above 90%.

Fifteen drillholes intercepted significant values of gold and silver ranging between 2 to 41.64 g/t Au and 10 to 4,100 g/t Ag over true thicknesses ranging between 0.25 and 6.8 m. The drilling assisted in tracing the vein for a total of approximately 2.25 km.

MSC Diamond Drilling, 2002-2003

Between November 2002 and February 2003, 32 diamond drillholes totalling 4,376.87 were undertaken by MSC. These holes targeted geophysical and geological targets outside the main Huevos Verdes Zone. The holes were drilled at dips ranging from -45° to -69° and depths between 56 m and 279 . Core recoveries averaged greater than 90%.

Holes targeting IP / resistivity anomalies below the Cretaceous-Tertiary cover rocks led to the discovery of the Frea Zone. No other holes in this program intersected significant mineralization.

MSC initiated the use of standard logging procedures in 2002. Collars were surveyed after the completion of a drill hole and down-hole deviation measurements were taken.

MSC Diamond Drilling, 2004

MSC drilled seven holes totalling approximately 695.8 m targeting northern and southern extensions of the HVN and HVS Zones. Drillholes were drilled to the southwest at dips ranging from -45° to -60° and with depths ranging between 63 and 148 m. In late 2004, seven holes totalling 2,175 m were drilled on the Frea Zone as a follow-up to the anomalous results of the 2003 drill program. Holes were drilled to the southwest at dips ranging from -50° to -57° and with depths ranging between 220 and 421 m. Collars were surveyed after the completion of a drill hole and down-hole deviation measurements were taken.

MSC Definition Diamond Drilling, 2005

MSC embarked on a three-phase drilling program between December 2004 and May 2005, designed to outline the mineral resources on the HVN, HVS and HVC Zones and the Frea Zone.  The drilling program consisted of 138 surface diamond holes totally 32,409.59 m and 30 underground diamond drillholes totalling 1,825.85 m.

The surface holes drilled on the Huevos Verdes Zone were drilled for the most part towards the southwest, with dips ranging from -45° and -90° and depths ranging from 37 and 320 m. Holes drilled on the Frea Zone were drilled to the southwest at dips ranging between -45° and -90° and depths ranging between 56 to 421 m. Surface holes were drilled with HQ to approximately 145 m then reduced to NQ.

Underground holes were collared horizontally at various azimuths towards either the northeast or southwest and had depths ranging from 7 to 108 m. All drillholes were drilled using BQ diameter.

Drillholes at the Huevos Verdes Zones were positioned 35 m apart along strike and 50 m vertically along section lines oriented at an azimuth of 054°. Drillholes on the Frea Zone were positioned 35 m apart along strike and 50 m vertically along section lines oriented at an azimuth of 050°.

MSC Regional Diamond Drilling, 2005-2006

The drill program consisted of drill-testing regional IP / resistivity geophysical anomalies that are ‘blind’, occurring beneath the Tertiary basalt and / or Cretaceous sedimentary cover rocks. A total of 54 surface diamond drillholes totalling 10,596.28 m were completed. This program led to the discovery of the Kospi Vein.

The SJD series holes were drilled using for the most part HQ, at various orientations depending on the target but mostly either to the northeast or southwest with dips around -50°. Hole depths ranged from 24 to 325 m. The HVD series holes were drilled with either NQ or BQ. Drill-testing holes on the Kospi Vein were drilled towards the northeast at dips averaging -50° and with depths ranging between 41 and 130 m. Average core recovery for both drill programs exceeded 90%. A total of 937 samples were taken.

MSC Drilling, 2006

MSC undertook a major drilling program in late 2006 primarily concentrated on outlining mineral resources at the Kospi Vein. A total of 115 surface diamond drillholes totally 21,211 m were completed, three of these holes were drilled on the Frea Vein. The program also included 46 underground diamond drillholes drilled at HVN, HVS and the Frea Veins.

Kospi surface holes were drilled mostly towards the northeast at dips around -50° and depths ranging from 54 to 354 m. The Kospi holes were oriented at 40 m apart along strike and 40 m vertically along section lines oriented at an azimuth of 040°. The three Frea holes were drilled to test northern and southern extensions of the vein and were drilled to the northeast at depths ranging between 147 and 438 m. All surface holes were drilled using HQ. The underground drillholes were mostly collared horizontally at various azimuths either to the northeast or southwest and lengths ranging from 3.4 to 136.9 m. The underground holes were completed using NQ and BQ equivalent diameters.

MSC Drilling, 2007

The focus of the 2007 diamond drilling program was on regional prospects and strike extensions of known veins with most of the drilling concentrating on the Ayelén, Frea and Odin Veins. The start of the program tested the northwest extensions of the Frea Vein outside of the underground working, with surface drillholes drilled towards the southwest at dips averaging -50° and hole depths varying between 80 and 525 m.

Exploration highlights for the program include a newly discovered mineralized area about 500 m long at the northwest extension of the Frea vein. To date, drilling indicates that the Frea vein is an open-ended mineralized vein, averaging 2.7 m in width (Minera Andes News Release November 11, 2007).

In September through to December 2007, 82 surface SJD-series holes totalling 20,274 m were drilled at the Frea, Odin, Ayelén, Frigga and Lourdes veins. The majority of drilling in this period concentrated on the Odin and Ayelén veins. Drilling expanded the Ayelén vein to a strike length of 1200 m and a depth of 200 m. The Frea, Odin and Ayelén veins contain high-grade gold / silver mineralization discovered in late 2005 through reconnaissance drilling of blind geophysical targets. The highest grade intercept from this drilling campaign was in drill hole SJD-412 with an intercept of 1.68 m at 52.44 g/t Au and 1,147 g/t Ag, drilled on the Odin Vein.

Four holes were drilled on the Lourdes target, five holes were drilled on the Frigga target and one hole was drilled on the Kospi Vein. These holes encountered quartz veining and / or hydrothermal breccia that returned gold or silver values at or below background levels, however geological features at these targets are indicative of epithermal systems. A goal of the 2007 program was the identification of geological trends that will be further tested in order to explore for high-grade shoots typical of those found at Frea, Kospi and Huevos Verdes veins.

Twenty two underground holes, SJM-series, were drilled in the HVS and Frea workings at horizontal dips either towards the northeast or southwest, totalling 1,261 m. These holes were drilled to explore possible branches of the main veins but did not intersect any structures or veins of interest. Holes were drilled using Ingetrol WL-66 (drilling NQ core) and WL-56 (drilling BQ core). The highest grade intercept from this drilling was in drill hole SJM-86 in the Frea workings with an intercept of 2.58 m at 13.97 g/t Au and 1,448 g/t Ag.

A total of 113 surface diamond drillholes totalling 28,585.74 m were completed in 2007 by twotruck-mounted Boart Longyear rigs, model LF-90 producing HQ core and reported in Minera Andes News Release, September 02, 2008 and the Minera Andes (2007).

Drilling on the San José Property, Drill holes Used in the Mineral Resource Estimate

Highlights of the 2007 Drilling Program (September to December)

*All of the drillholes are angle holes. True thickness of the vein is undetermined.

MSC Drilling, 2008

The focus of the 2008 drill program was the Ayelén, Odín and Ramal Frea Veins, with 80 SJD series surface drillholes drilled on the Property, totaling 18,691.00 m. The objectives of the program was mainly to increase mineral resources on these three veins with a minor amount of exploration drilling. Holes drilled for mineral resource definition were drilled on along a 80 m grid. Exploration drilling was undertaken on HVS, HVN and HVO, Kospi NW, Kospi-Frea, Ayelén NE, Frea South and Ramal Kospi veins and exploration targets.

For the most part, surface drillholes were drilled towards either the northeast or the southwest, perpendicular to structures, at dips of approximately -50° and ranged in length from approximately 110 to 350 m. Holes were drilled by two truck-mounted Boart Longyear rigs, model LF-90 capable of drilling HQ core.

Highlights for 2008 include the newly discovered Odín Vein with intercepts including 1.85 m at 18.7 g/t Au and 1,506 g/t Ag in hole SJD-451 and in hole SJD-478 with 30.92 g/t Au and 778 g/t Ag over a 1.56 m intercept (Minera Andes News Release September 2, 2008 and January 9, 2009).  Drilling identified massive and banded quartz veining with disseminated pyrite and argillic alteration. The Odin vein remains open west along strike and to depth.

Bonanza silver grades were intersected in hole SJD-477 on the Frea vein where 4,945 g/t Ag was intercepted over 0.30 m. After the 2007-2008 drilling program, known mineralization along the Frea vein has been extend to approximately 1.2 km (Minera Andes News Release September 2, 2008).

Five underground holes, SJM-series, were drilled in the Huevos Verdes workings at horizontal dips (two at 20°) and varying azimuths, totalling 224 m. These holes were drilled to explore possible branches off the main veins but did not intersect any structures or veins of interest.  Holes were drilled using Ingetrol WL-66 (drilling NQ core) and WL-56 (drilling BQ core).

A table of significant intercepts for the 2008 surface drilling program was reported in the Minera Andes News Releases, September 2, 2008 and January 09, 2009.

Drill hole collars were surveyed by MSC surveyors using a Total Station Leica Geosystem TCR-405 and TCR-1105.

Conclusions on the Drilling Program

P&E is of the opinion that the drilling programs were well run and that MSC used industry best practises for drilling and logging.

SAMPLING METHOD AND APPROACH

The following section was sourced from the Snowden (2002), AMEC (2007a) and SRK (2009) reports.

Trenching

Trenching took place on the Property from 1997 to 2002 and trenches were dug over the Huevos Verdes, Saavedra West, Pluma and Sorpresa Zones. Trenches are typically 1.2 m wide, 0.5 — 1.5 m deep and range from 6 — 232 m. Approximately 203 trenches were dug and over 1,048 channel chip samples were taken. Chip samples from trenching are not included in the mineral resource estimate.

Underground Channel Samples

Prior to 2004, underground channel samples were taken at HVN and HVS using a hammer and chisel method. The samples were collected across the back of the drift in 0.20 to 0.25 m wide sample lines, oriented perpendicularly to the vein strike and with lines approximately 2.0 m apart. MSC collected approximately 3,670 underground channel samples utilising this method.  During AMEC’s 2004 site visit it was determined that the channel chip-sampling process was not done appropriately and was resulting in poor sampling precision (AMEC 2005).

Subsequently, channel sampling is now undertaken using a pneumatic drill in order to obtain representative samples with consistent fragment and sample size. AMEC recommended that the minimum sample length be 0.3 m. MSC then initiated a re-sampling program of every second channel, approximately every 4 m where accessible. AMEC reviewed this methodology during a 2007 site visit.

Channel lines are painted on the top wall and surveyed at one extremity as a collar. Azimuth and from / to intervals are entered in the database and the channels are recorded as drillholes. AMEC noted that in some instances the samples lines do not extend across the entire drift to include wall rock and recommend this be done. AMEC also suggested the collection of samples from the adjacent wall rock to provide information for dilution analysis as well as identifying possible new zones of mineralization that may not be visually evident.

Channel sampling procedures for the 2007-2008 program were not supplied to P&E and it is assumed by the authors to be the same as that outlined by the AMEC (2007a) report. P&E suggests that future channel sampling should take into account AMEC’s recommendations to obtain representative samples.

Drillhole Sampling

Sampling protocols and procedures prior to 2002 are described in detail in AMEC (2007a) and are only briefly reviewed and summarized in this Report.

Minera Andes RC Drilling (1998-2000)

Drillholes were sampled over their entire length at approximately 1 to 1.5 m intervals and split using a Gilson splitter to obtain a representative sample. Two splits were taken from each sample interval, one sent to the laboratory for sample preparation and analysis and the other was retained on site. A small sample was collected in chip trays for geological logging. All samples were shipped directly by ALS Chemex to their preparation laboratory in Mendoza, with pulps flown to Degerstrom for analysis. Degerstrom held an interest through shares in Minera Andes and were not considered as an independent laboratory.

Minera Andes Diamond Drilling (2000)

There is no information on the sampling procedure for these holes. AMEC assumed that laboratory handling procedures were similar to those of the above mentioned RC program.

MSC Diamond Drilling (2001)

The drill core was marked up at 0.1 to 3.4 m intervals of logged mineralization. The core was split mechanically, with half retained for reference and the other half sampled. Samples were retained in a secure storage area until the shipment was trucked by MSC to the ALS Chemex laboratory in Mendoza for preparation and analysis.

MSC Diamond Drilling (2002-2008)

AMEC have reviewed drill core sampling procedures during site visits between 2004 to 2007.  AMEC have also reviewed the sample preparation and assaying procedures during a visit to Alex Stewart, MSC’s principal laboratory prior to July 2007, and the laboratory preparation facility in Mendoza in 2005. The Smee (2008) report reviews sample preparation and assaying procedures at the San José on site laboratory.

The following procedures were reported as current by AMEC as of 2007 and P&E are not aware of any changes:

•                  The project geologist is responsible for ensuring procedures are followed at the drill rig which includes verifying core retrieval and assembly, core box orientation, core marker placement and mark-up, core transportation methodology and also security, geotechnical logging procedures, recovery and photography.

•                  The logging process includes recording lithology, alteration, mineralogy and structure.

•                  Sample intervals are marked both on the core and the core box. The geologist marks the core splitting line on the core. Friable zones are taped prior to the cutting of the core to avoid loss at the saw. A metallic wedge is used on friable core to force it into two halves and then all material from one of the halves is sampled in its entirety including fines.

•                  Sample intervals take into account geological, mineralogical and structural boundaries.  Recommended by AMEC. that sample lengths be no less than 0.5 m and preferably longer than 1.0 m.

•                  The project geologist ensures that the core is cut properly in half by the technician using a diamond saw. One half of the core is returned to the core box, the other half is placed in a pre-numbered and tagged sample bag.

•                  Once the sample is complete, the bag is immediately sealed. The sample bag has the sample number clearly written on both sides of the bag and the corresponding sample tag included in the bag with the sample. Individual sample tags have pre-assigned sample numbers to account for the insertion of blanks, duplicates and certified standards that will be submitted with the shipment. All samples are then entered into the database.

•                  Samples were kept in a secure storage area and loaded into a truck when sufficient numbers were ready for shipment to the laboratory. Prior to July 2007, all samples were shipped directly by truck to Alex Stewart laboratories in Mendoza for preparation and analysis. Currently, only 5 % of all batches are sent to Alex Stewart laboratories for reanalysis as part of MSC QA/QC procedures. All sample preparation and analysis, apart from base metal analysis, is done on site.

P&E is of the opinion that the 2007-2008 drilling program was well run and that MSC was using industry best practices for drilling, logging and sample chain of custody.

P&E endorses SRK (2009) recommendation that core no smaller than NQ be drilled on the deposit in order to ensure that a representation sample be obtained. During the 2007-2008 drilling programs 27 out of the 220 holes drilled were NQ or smaller and all were drilled underground.

Summary of Sample Preparation, Analyses and QC/QC Program for San José

YEAR	SAMPLE PREP LABORATORY	ANALYTICAL LABORATORY	ASSAY	QA/QC
Minera Andes RC drilling 1998-2000 and diamond drilling 2000	Geolab (now ALS Chemex) Mendoza	Degerstrom	Fire Assay Fusion with direct coupled plasma (DCP) finish for Au. Aqua regia digestion and DCP-atomic emission spectrometry for Ag, Cu, Pb, Zn, As and Bi. Nitric acid digestion for Hg.	Bondar Clegg laboratories (ALS Chemex) provided check analyses. No QA/QC program. Pulps and rejects no longer available for re-sampling.
MSC diamond drilling 2001	ALS Chemex, Mendoza	ALS Chemex, Mendoza	Unknown

Check analyses by Alex Stewart Laboratories in Mendoza. Limited QA/QC program, no pulps or rejects available for re-sampling. Limited core as most used previously for re-sampling or metallurgical work.

MSC diamond drilling 2002-2003	ALS Chemex, Mendoza	Alex Stewart Laboratory, Mendoza	4 FA/AA for Au and FA/Grav for Ag. ICP for Cu, Pb, Zn and As.	Check analyses by ALS Chemex, La Serena (Chile). Limited QA/QC program, no pulps or rejects available for re-sampling. Limited core as most used previously for re-sampling or metallurgical work.
MSC diamond drilling 2004-2005	ALS Chemex, Mendoza	Alex Stewart Laboratory, Mendoza	4 FA/AA for Au and FA/Grav for Ag. ICP for Cu, Pb, Zn and As.

Check analyses by ALS Chemex, La Serena (Chile). QA/QC program designed by AMEC implemented by MSC in 2005, commencing in drill hole SJD-40. Twin, duplicate, CRM and blank samples accounting for 1 in 30 samples or 3%. Granulometric tests

MSC diamond drilling 2006- July 2007 and underground channel sampling	ALS Chemex, Mendoza	Alex Stewart Laboratory, Mendoza	4 FA/AA for Au and FA/Grav for Ag. ICP for Cu, Pb, Zn and As.	Check analyses by ALS Chemex, La Serena (Chile). QA/QC program with Twin, duplicate, CRM and blank samples
MSC diamond drilling July 2007-2008 and underground channel sampling	In house laboratory	In house laboratory	FA/Grav finish for Au and Ag.	Check analyses (5%) by Alex Stewart, Mendoza. QA/QC program reviewed by Smee (2008).

SECURITY OF SAMPLES

AMEC (2007) noted there were no descriptions of the security measures in place for the sampling program. AMEC had previously made recommendations in their 2005 technical report for sample security which, as of the 2007 technical report, had not been implemented. P&E endorses the recommendations of the AMEC (2005) report and the implementation of those recommendations.

The Smee (2008) audit of the San José internal laboratory and sample analysis concluded that the laboratory was being operated in accordance with industry best practice.

P&E believes that the quality of the data is reliable and that the sample preparation and analysis, are carried out in accordance with exploration best practices and industry practices.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Certain authors of the San José Technical Report have provided the Corporation with an updated mineral resource and reserve estimate, based on work from our joint venture partner Hochschild, with an effective date of December 31, 2009, prepared by James L. Pearson P.Eng., Alfred Hayden P.Eng and Fred Brown CPG PrSciNat under the direction of P&E President, Eugene Puritch, P.Eng. Each of the persons named herein are considered to be Qualified Persons within the meaning of NI 43-101. The results below supersede the mineral resource and reserve estimates contained in the San José Technical Report.

P&E used a gold price of US$925 per ounce (oz) and a silver price of US$15.00 per oz for estimating mineral resources and US$810 per ounce (oz) and a silver price of US$13.50 per oz for estimating mineral reserves, which reflect the 24 month trailing average price levels at the end of 2009.

At December 31, 2009 total Measured and Indicated Mineral Resources at the San José Mine were 628,000 ounces of gold and 40.8 million ounces of silver, contained in 2,645,000 tonnes grading 7.39 grams/tonne (g/t) gold and 480 g/t silver, or 78.5 million ounces of silver on a silver equivalent basis (see table below).  An additional 321,000 ounces of gold and 20.0 million ounces of silver, contained in 2,002,000 tonnes, grading 4.98 g/t gold and 310 g/t silver are classified as Inferred Resources.  A marginal cutoff grade of 149 g/t of silver equivalent, representing the variable operating cost was used to estimate the mineral resources (using a price of US$925/oz for gold and US$15.00/oz for silver).

Mineral Resources* — Measured and Indicated

	Measured			Indicated			Measured and Indicated			Contained Ounces
	Tonnes	Ag	Au	Tonnes	Ag	Au	Tonnes	Ag	Au	Silver	Gold	Eq. Ag
Vein	(1000)	(g/t)	(g/t)	(1000)	(g/t)	(g/t)	(1000)	(g/t)	(g/t)	(k oz)	(k oz)	(k oz)
Ayelen				140	381	4.54	140	381	4.54	1,729	21	2,963
Frea	202	383	11.24	132	241	11.42	334	327	11.31	3,519	121	10,824
Huevos Verdes Sur	98	678	13.15	40	503	8.48	138	627	11.8	2,769	52	5,894
Sigmoides HVS	4	538	9.69	1	384	8.61	5	499	9.42	90	2	192
Huevos Verdes Central	46	593	6.36	29	500	5.97	75	558	6.21	1,337	15	2,231
Huevos Verdes Norte	51	508	5.87	66	630	6.79	117	577	6.39	2,171	24	3,613
Kospi	127	817	8.59	468	752	9.37	595	766	9.21	14,692	176	25,286
Odin	3	956	12.23	363	338	5.04	366	342	5.09	4,026	60	7,623
Ramal Huevos Verdes Sur	10	291	3.79	35	345	4.61	45	333	4.43	489	7	879
Ramal Frea	18	703	7.88	51	531	6.96	69	576	7.2	1,288	16	2,254
Ramal 483 Frea	29	227	3.13	58	253	2.53	87	244	2.73	686	8	1,145
Ramal 480 Este Frea	19	476	3.82	32	421	3.46	51	441	3.59	713	6	1,062
Ramal Kospi	9	95	5.51	60	174	5.09	69	164	5.14	361	11	1,040
Ramal Huevos Verdes Norte	1	81	3.22	64	644	9.2	65	640	9.16	1,322	19	2,456
Ramal HVN A				3	176	2.08	3	176	2.08	14	0	24
Ramal HVN B				2	460	2.64	2	460	2.64	22	0	30
Ramal HVN C	4	371	3.92	72	314	4.21	76	317	4.2	773	10	1,386
Ramal HVN D				4	997	13.63	4	997	13.63	112	2	204
Ramal HVN E	1	361	2.97	23	630	7.05	24	620	6.89	470	5	784
Frea-Odin				59	201	2.77	59	201	2.77	383	5	701
Ramal 861 A Kospi	15	170	7.8	8	130	9.47	23	156	8.37	113	6	477
Ramal 861 B Kospi	12	395	15.54	12	305	13.02	24	349	14.26	263	11	906
Ramal 861 C Kospi	9	649	8.39	100	318	3.43	109	346	3.85	1,219	14	2,033
Ramal 861 D Kospi				53	676	10.94	53	676	10.94	1,154	19	2,275
Ramal Ayelen				7	220	2.3	7	220	2.3	47	0	77
Ramal 350 Frea	9	88	6.34	22	205	6.74	31	171	6.62	173	7	575
Sigmoide Frea	25	432	5.41	1	470	7.66	26	433	5.47	350	4	616
Ramal 360 Frea				46	318	4.68	46	318	4.68	467	7	879
Ramal 425				2	307	2.69	2	307	2.69	21	0	32
Total December 31, 2009	692	527	9.11	1,953	463	6.78	2,645	480	7.39	40,773	628	78,461
Total December 31, 2008	516	575	8.85	1,724	513	7.72	2,240	527	7.98	37,958	575	72,445
Percentage Change	+34%			+13%			+18%			+7%	+10%	+8%

*Note: Contains 100 percent of the resources, Minera Andes’ ownership of the mine is 49%. Mineral Resources are inclusive of mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic or operational viability.  Minera Andes calculates the Silver/Gold equivalency as 1oz gold = 60 oz silver Equivalent.

The San José mineral resource estimate is based on 754 surface and underground drill holes and 10,744 channel samples.  Channel samples were taken from drift backs in the Huevos Verdes Sur, Huevos Verdes Norte, Odin, Frea, and Kospi vein systems.

The resource models were developed using industry-accepted methods.  P&E validated and adjusted the model estimates and found them to reasonably estimate grade and tonnage.  The mineral resource estimates are compliant with CIM Definition Standards for Mineral Resources and Mineral Reserves as incorporated by reference in NI 43—101.

Mineral Reserves

At December 31, 2009 the Proven and Probable Mineral Reserves, based on an economic cutoff value of US$125.60/t and a marginal cutoff value of US$53.87 (using a price of US$810/oz for gold and US$13.50/oz for silver), are 1,521,000 tonnes at 454 g/t silver and 7.32 g/t gold, containing 22,193,000 ounces of silver and 358,000 ounces of gold.  The mineral reserves takes into account marginal blocks of ore located within or on the periphery of higher grade zones.  The marginal cutoff was defined by the value of ore that meets the variable costs, but not the fixed costs.

Mineral Reserves* - Proven and Probable

	Proven			Probable			Proven and Probable			Contained Ounces
	Tonnes	Ag	Au	Tonnes	Ag	Au	Tonnes	Ag	Au	Silver	Gold	Eq. Ag
Vein	(1000)	(g/t)	(g/t)	(1000)	(g/t)	(g/t)	(1000)	(g/t)	(g/t)	(k oz)	(k oz)	(k oz)
Frea	151	268	11.08	143	159	9.59	294	215	10.36	2,037	98	7,916
Kospi	142	597	6.94	528	615	7.19	670	611	7.14	13,132	153	22,311
Huevos Verdes Sur	86	649	10.05	1	235	4.81	87	645	9.99	1,798	28	3,477
Huevos Verdes Central	60	413	4.02	22	371	3.88	82	402	3.98	1,054	11	1,713
Huevos Verdes Norte	92	473	5.14	41	227	2.47	133	398	4.33	1,702	19	2,841
Ramal 350 Frea	0	0	0.00	35	111	4.53	35	111	4.53	126	5	425
Ramal 480 Este Frea	9	539	5.87	2	801	9.00	11	590	6.48	205	2	325
Ramal 483 Frea	27	263	3.11	17	306	3.93	44	280	3.43	396	5	695
Ramal Frea	30	586	6.86	34	414	4.87	64	496	5.81	1,018	12	1,737
Ramal 861 A Kospi	9	189	8.84	5	61	8.62	14	143	8.76	67	4	307
Ramal 861 B Kospi	4	224	7.80	18	285	13.57	22	275	12.65	192	9	731
Ramal 861 C Kospi	0	0	0.00	10	455	6.62	10	455	6.62	140	2	260
Ramal Huevos Verdes Norte	0	0	0.00	7	546	4.97	7	546	4.97	133	1	193
Ramal Huevos Verdes Sur	4	293	5.38	11	150	6.42	15	189	6.14	93	3	273
Ramal Kospi	4	92	5.64	29	96	5.72	33	95	5.72	100	6	459
Total December 31, 2009	618	457	7.66	903	452	7.09	1,521	454	7.32	22,193	358	43,663
Total December 31, 2008	519	508	7.92	1,114	529	7.90	1,632	522	7.90	27,388	415	52,274
Percentage Change	+19%			-19%			-7%			-19%	-14%	-16%

*Note: Contains 100 percent of the reserves.  Minera Andes ownership of the mine is 49%.  Minera Andes calculates the Silver/Gold equivalency as 1oz gold = 60 oz silver Equivalent.

The decrease in the silver and gold content of the mineral reserves from December 31, 2008 to December 31, 2009 is due to lower Ag and Au grades and less tonnage being identified by the conversion of resources to reserves than being mined during 2009.  At the current mill capacity of 1,500 tonnes per day, the reserves provide a mine life of 2.9 years as of December 31, 2009.

The following table provides a reconciliation of the December 2009 mineral reserves to the December 31, 2008 mineral reserves taking production during the period into account.  The percentage gain (loss) is calculated by dividing the reported December 31, 2009 reserves by the reported December 31, 2008 reserves.  The amount gained is the mineral reserve reported on December 31, 2009 less the depleted mineral reserve resulting from production.

Reconciliation of Mineral Reserves* on December 31, 2009 compared to December 31, 2008

Description	Tonnes	Ag (oz)	Au (oz)	EqAg (oz)
Reported 12/31/2008	1,632,000	27,388,000	415,000	52,274,000
Less 2009 Reserve Depletion (Production)	(404,000)	(6,256,000)	(90,000)	(11,642,000)
Depleted at 12/31/2009	1,228,000	21,132,000	325,000	40,632,000
Reported 12/31/2009	1,521,000	22,193,000	358,000	43,663,000
Plus 2009 Reserve Addition	293,000	1,061,000	33,000	3,031,000
Percent Gain (Loss) 12/31/2009 over 12/31/2008	-7%	-19%	-14%	-16%

*Note: Contains 100 percent of the reserves.  Minera Andes’ ownership of the mine is 49%.

Minera Andes calculates the Silver/Gold equivalency as 1oz gold = 60 oz silver Equivalent.

Key assumptions, parameters and methods used in the mineral resource and mineral reserve estimates are:

•                                Drillhole assay values and channel samples were combined for mineral resource estimation;

•                                Bulk density values used for the estimate are 2.60 tonnes per cubic meter (t/m3) for Huevos Verdes Sur, 2.60 t/m3 for Frea, and 2.60 t/m3 for Kospi;

•                                Assays values manually identified as ore-grade were composited to length-weighted composite samples;

•                                Prior to block estimation, gold composite samples were cut to 150 g/t at Huevos Verdes Sur,70 g/t at Frea and 40 g/t at Kospi. Silver assays were cut to 10,000 g/t at Huevos Verdes Sur, 4,200 g/t at Frea, and 4,400 g/t at Kospi;

•                                Estimation was done using oriented search ellipses and Ordinary Kriging where sufficient resolution was available for variography, or by Inverse Distance Cubed weighting of composite values where the resolution was poor;

•                                Mineral resource estimation was confined to areas considered to have a reasonable degree of geological confidence.

•                                The mineral reserve cut-off value (“COV”) is based on historical January to November 2009 geologic, mining, plant and mine administration variable and fixed costs, and December 2009 estimated costs.  Economic Cut-off Values (“ECOV”) were estimated using both variable and fixed costs and Marginal Cut-off Values (“MCOV”) were estimated using variable costs only.  The mineral reserve estimate is primarily based on the ECOV.  Ore with a grade above the MCOV and less than the ECOV are included in the mineral reserve estimate if it was necessary to develop through them in order to access ore grades above the ECOV.  A total of 78% of reserves are at or above the ECOV and 22% of mineral reserves are between the ECOV and the MCOV.  The ECOV and the MCOV are US$125.60/t and US$53.87/t, respectively.

•                                The economic and marginal cut-offs used to estimate mineral reserves are 388 g/t Ag and 166 g/t Ag Equivalent, respectively.

•                                Mineral reserves are estimated to a minimum 0.8 meter (m) mining thickness.  This adds 0.8% to the initial measured and indicated mineral resources used to estimate mineral reserves.

•                                Within the boundaries of this 0.8 m minimum thickness there is some material that contains combined Ag and Au grade values below the MCOV cut-off value that must be mined.  This material is referred to as planned internal dilution.  Planned internal dilution is estimated to be 5.4%, 0.5 % and 0.5 % by tonnes, contained Ag and contained Au, respectively.

•                                Mine recovery is estimated based on the mine plan and design.  Mine recovery losses includes pillars not recovered, losses due to bad ground and blasted ore left in stopes.  Of the initial measured and indicated mineral resources used to estimate mineral reserves an estimated 76% of these mineral resources will be recovered.

•                                Planned external dilution is estimated, based on the mine plan and design.  This planned external dilution is estimated based on historical reconciliation data gathered, including excavation surveys, and includes slough and blasted waste rock from both the hanging and footwalls, mined backfill and blasted waste sent to the mill.  Planned external dilution is estimated to be 21%.

MINING OPERATIONS

The San José mill and related facilities were toured by P&E during the month of February, 2009.

The process plant is a conventional flotation mill with some concentrate processed to doré on site. The current cyanidation circuit however has insufficient capacity to process all concentrate and the balance is shipped to a smelter or broker. Mechanical completion of mill expansion to increase process capacity from 750 t/d to 1500 t/d was achieved in October 2008. A throughput rate of 1500 t/d has been achieved occasionally on a daily basis since November 2008, and the average daily rate was 1342 t/d in December 2008.

Process sampling and tonnage measurements in the mill are controlled by laboratory personnel.  Except for final concentrate sampling, single stage straight line automatic sample cutters are employed for slurry sampling. Current sampling accuracy is considered to be unsatisfactory by MSC and upgrading of all mill sampling stations is planned, including a conversion from one to two stage sampling. Single stage sampling in general is not appropriate for sampling of high flowrates, partly because the sampling frequency and cut size must be set to provide a manageable final sample size, rather than to necessarily meet sampling requirements. Multistage sampling overcomes this difficulty. Historically, other operations have employed up to four sample stages for head sampling from cyclone overflow, but as the number of stages is increased the maintenance and supervision requirement for the system increases. Two stages is a reasonable compromise and will yield improved metallurgical accounting.

Flotation concentrate is packaged in bags for shipment. Each bag is pipe sampled for analysis and moisture determination.

The San José laboratory facilities were audited in early 2008 by Smee and Associates Consulting Ltd. of North Vancouver. Their recommendations have now been partially implemented; a new laboratory building is under construction which will facilitate full implementation of recommended QA/QC standards.

Crushing is conventional, consisting of a 762 mm x 1060 mm jaw crusher followed by Metso HP200 standard and HP200 shorthead cone crushers to produce a 9.5 mm crushed and screened product. The ore contains no clay.

Grinding is conducted in two 1000 hp ball mills operating in parallel to produce a target grind of 105 microns for flotation. A gravity circuit shown on the flowsheet is not in use.

Gold and silver are recovered in a flotation circuit consisting of rougher/scavenger flotation followed by a single cleaning stage to produce, currently, about 45 t/d of concentrate. The concentrate tonnage exceeds the capacity of the cyanidation circuit and the excess is thickened, filtered, bagged in one tonne tote bags, and shipped for smelting elsewhere. With completion of an expansion currently under evaluation, all concentrate would be processed to doré on site.

Cyanidation of concentrates is conducted in three Gekko ILR operating on 24 hour cycles.  Leached slurry is discharged to a three stage CCD circuit for solution recovery. This would be increased to five stages in the expansion to improve soluble losses. Solution is clarified and precious metals are electrowon in EW cells using steel wool cathodes. After drying and retorting for mercury removal, the product is meted to doré in crucible furnaces.

Washed cyanidation tailings are discharged to a lined cyanidation tailings pond, with decanted solution returned to the process. By agreement with the provincial government a maximum of 50 ppm total cyanide in the pond was agreed to in the absence of provincial or federal guidelines.  With the knowledge of the Argentinean authorities, the current total cyanide level has been allowed to exceed this target pending installation of a Merrill Crowe recovery plant this year and the subsequent recovery of significant silver and gold values contained in the pond.

The tailings disposal area has capacity for 7 years of flotation tailings and 5 years of cyanidation tailings.

Monitoring of water and air quality, soil sampling and other environmental and meteorological measurements are routinely conducted and recorded in quarterly reports, which also include records of social and community support activities undertaken in the period.

Metallurgy

Tonnage processed in the San José mill averaged 809 t/d for 2008 and 1300 and 1372 t/d for November and December, respectively. Ore grades trended lower toward during the latter half of the year.

Reported gold and silver recoveries are referred to by MSC as “effective recoveries” and are calculated as metal physically recovered divided by metal in feed based on assay heads. Fig. 15-1 shows a comparison on a monthly basis between assay heads and “calculated heads” (by P&E) which are based on production + inventory + tails. The comparison over the year is satisfactory, but there are significant variations on a monthly basis which may in part be due to fluctuations in circuit inventory that are not reflected in the reported balance. In this latter respect, a periodic cleanups in the electrowinning area (which is reported as inventory and shown as “cathodes”) are not included in the reported effective monthly recovery calculations but are included in the cumulative recoveries for the year. Table 15.6 records a summary of effective recoveries and total recoveries including “cathode inventory”. The data are P&E calculated figures and differ slightly from San José monthly report figures because of rounding errors.

Summary of effective recoveries and total recoveries including cathode inventory

Month	Effective Production, oz		Cathode Inventory, oz		Total Production, oz
2008	Au	Ag	Au	Ag	Au	Ag
1	3267	248378	529.92	35845.05	3797	284223
2	3781	302435			3781	302435
3	4560	381428			4560	381428
4	3794	334722	147.8	12892.72	3942	347614
5	4206	356954			4206	356954
6	4254	388757			4254	388757
7	4105	377648	277.34	42349.82	4382	419998
8	4039	287309			4039	287309
9	3925	282501			3925	282501
10	4469	321942	235.7	31106.44	4704	353048
11	4866	379680			4866	379680
12	6988	516719	796.92	80003.38	7785	596722

Silver Calculated Head vs. Assay Head

Average reported ore grades and recoveries for 2008 are shown below.

Average Ore Grades and Reported Metal Recoveries, Jan-Dec 2008

Mine	San José
Silver Grade, g/t	559
Silver Recovery, %	82.3
Gold Grade, g/t	6.69
Gold Recovery, %	85.2

Operating Costs and Consumptions

Direct plant operating costs under mill control include labour and reagents/supplies. Other costs that are distributed monthly to the various cost centres including the plant include, primarily, maintenance labour and power.

The October 2008 average mill costs for processing San José ore to concentrate and doré are summarized as follows.

October 2008 Average Mill Costs

Item	$/t
Labour	7.29
Reagents and supplies	9.43
Other expenses	6.88
Distributables	14.77
Total	38.37

Mill Manning

Excluding management and maintenance support, operating labour totalled 75 in December 2008, plus 7 on the metallurgical staff and 27 in the laboratory.

Reagents and Steel Consumption

Year to date average consumption of steel and major reagents for 2008 was as follows.

2008 Year to Date Average Consumption of Steel and Major Reagents

Item	kg/t
Grinding steel	1.725
Xanthate	0.128
Frother	0.025
Cyanide	0.083
Hydrogen peroxide	0.085

Power

Power consumption for the plant is recorded at 53.2 kWh/t. Unit power cost for 2008 was $0.27 / kWh. This cost will decrease substantially in future due to conversion from diesel to power from the national grid.

Mine Designs

The San José Mine is currently a ramp access underground mining operation. The San José veins are accessed from three main portals: The Tehuelche Portal, the Kospi Portal and the Güer Aike Portal. Initially two small inclined shafts were developed to provide access to the HVS and HVN veins. These shafts are now used to supplement the primary ventilation circuit. Main ramps are generally 4.0 m wide by 4.3 m high at a 12 % gradient on the straight sections and 10.5 % on the curves. A smaller profile is used in areas where truck access is not required. The main ramps are located about 50 m from the vein, depending on the dip of the ore. Cross-cuts to the ramp are centrally positioned on the vein and usually have an ore pass and a waste/backfill pass.

The average mining width across all of the vein systems is about 2m. The dip of the veins varies from 55º to 70º. Both Conventional, for stopes less than 2 m wide, and Mechanized Cut and Fill using scoop trams, and jacklegs (pneumatic rock drills) or single-boom jumbos, respectively, is used at San José. The majority of production ore is derived from the “uphole retreat” technique where a panel of approximately 50m in length is drilled with upholes and retreated along strike. Horizontal “breasting” is only used on the initial lift in each stope. A “resue” mining technique is employed in narrow high grade areas.  Stoping areas are separated by 3 m high sill pillars. A timber floor mat, for narrow stopes, or cemented backfill, for wider stopes, is placed on the sill pillar (1st lift). The primary ventilation utilizes the negative pressure system that is based on the main (primary) ventilation fan drawing the contaminated air from the mine. Fresh air enters the mine through either the main access declines or a dedicated fresh air raise where it is directed to each of the working areas via a secondary ventilation system. Development waste rock is usually hauled to a surface stockpile and then rehandled through waste passes when it is required underground as backfill. Supplementary backfill is available from a surface quarry(s). The ground support consists of random rockbolts with occasional mesh. Timber sets are also used in some areas. Groundwater inflow is estimated to be between 8 and 20 L/s. Floor gradients are constructed to assist the natural flow of water to the sumps. Mine water is pumped to the main underground sumps using small 7ph Flygt submersible pumps. Grindex 50 hp submersible pumps are used to pump the water to the surface settling ponds. Clean water is pumped directly from the settling pond to the processing plant and the main water reservoir, or returned to the mine to be used as mine process water (for drilling, washing etc.).

The underground production rate is scheduled to be 1,500 t/d. It is estimated that the Huevos Verdes, Frea and Kospi veins will each deliver 500 t/d ore, 100 t/d. from each stoping area. Production from San José is estimated to deliver 1,625,800 tonnes of ore to the mill facility, by the first quarter of 2012.

The long-hole stoping mining method is being considered, which has the potential of reducing drilling, blasting and mucking mining cost at the expense of higher dilution and lower mine extraction. P&E recommends this mining method be tested, in a stope, to evaluate the pros and cons of this method.

A summary of San José’s mine operating development requirements and schedule is presented below.

Operating Development Summary

San José Mining Operation

		Year			2009 / 11
	Size	2009	2010	2011	Total
Description	(mxm)	(m)	(m)	(m)	(m)
Preparation By Vein
Huevos Verdes Sur		1,084	0	0	1,084
Huevos Verdes Centro		2,240	0	0	2,240
Veta HVN		330	1,615	0	1,945
Veta Frea		1,968	690	0	2,658
Veta Kospi		3,030	3,267	860	7,157
Ramal Huevos Verdes Sur		0	117	267	384
Ramal 483		0	117	238	355
Total		8,652	5,806	1,365	15,823

Preparation By Type
Ramp Development	3.0 x 3.0	6,852	4,692	840	12,384
Raise Boring	1.8	500	0	0	500
Horizontal Development	4.30 x 4.0	620	334	70	1,024
Vertical Development	1.5 x 1.5	680	780	455	1,915
Total		8,652	5,806	1,365	15,823

Note:  Represents 100% of the Property. Minera Andes has a 49 % interest in the Property.

A summary of San José’s mine capital development requirements and schedule is presented in the following table.

Capital Development and Infrastructure Summary

San José Mining Operation

		Year			2009 / 11
	Size	2009	2010	2011	Total
Description	(mxm)	(m)	(m)	(m)	(m)
Development / Infrastructure By Vein
Veta Frea		275	660	0	935
Huevos Verdes Centro		2,254	0	0	2,254
Veta HVN		1,486	1,899	0	3,385
Ramal Frea		702	954	0	1,656
Veta Kospi		4,096	5,093	2,186	11,375
Ramal Huevos Verdes Sur		0	700	690	1,390
Ramal 483		0	750	800	1,550
Total		8,813	10,056	3,676	22,545

Development / Infrastructure By Type
Ramp Development	3.0 x 3.0	3,108	2,219	1,136	6,463
Raise Boring	1.8	1,810	2,510	720	5,040
Horizontal Development	4.30 x 4.0	3,830	5,262	1,760	10,852
Vertical Development	1.5 x 1.5	65	65	60	190
Total		8,813	10,056	3,676	22,545

Note: Represents 100% of the Property. Minera Andes has a 49 % interest in the Property.

During 2007 and 2008 a total of 93,000 tonnes and 296,000 tonnes of ore were processed at the San José Mine, respectively. A total of 1,625,800 tonnes of ore, grading 522.7 g/t Ag and 7.89 g/t Au is scheduled to be mined from 2009 to 2012, life of mine, from the underground operations at San José. A summary of this mine production schedule is presented below.

Underground Mine Ore Production Schedule

San José Mining Operation

		Year				2009-12
Mining Method	Units	2009	2010	2011	2012	Total
Mechanized C&F	t	347,737	328,315	432,822	62,331	1,171,206
Ag grade	g/t	542	590	478	802	546
Au grade	g/t	7.71	8.26	9.30	10.29	8.59
Conventional C&F	t	160,761	201,176	92,634	0	454,571
Ag grade	g/t	508	449	420		464
Au grade	g/t	6.46	5.76	6.16		6.09
Total	t	508,498	529,491	525,457	62,331	1,625,777
Ag grade	g/t	531	536	468	802	523
Au grade	g/t	7.32	7.31	8.75	10.29	7.89

Note: Represents 100% of the Property. Minera Andes has a 49 % interest in the Property.

Ore Stockpile

A summary of ore stockpile is presented the table immediately below. As of December 31, 2008 an estimated total of 65,500 tonnes, grading 383.1 g/t Ag and 4.31 g/t Au, was in stockpile(s) at San José. MSC estimates 13,500 tonnes, grading 389.0 g/t Ag and 1.67 g/t Au, of stockpiled ore will be processed in 2009. The remaining stockpile will be processed in the 1st quarter 2012, at end of mine life.

Ore Stockpile

San José Mining Operation

Year	2009	2010	2011	2012	Total
Tonnes at Beginning	65,528	51,980	51,980	51,980
Ag	383.12	383.12	383.12	383.12
Au	4.31	4.31	4.31	4.31

Tonnes Processed	13,548	0	0	51,980	65,528
Ag	383.12			383.12	383.12
Au	4.31			4.31	4.31

Tonnes at End	51,980	51,980	51,980	0.1
Ag	383.12	383.12	383.12	383.12
Au	4.31	4.31	4.31	4.31

Note: Represents 100% of the Property. Minera Andes has a 49 % interest in the Property.

Processing

Processing information and data was supplied by MSC.

A floatation concentrate is produced recovering an average 84.1 % and 84.4 % of the contained gold and silver, respectively, from the ore. Approximately fifty percent of the floatation concentrate is further processed on site by intensive cyanide leaching followed by electrowinning to produce a precipitate product. The precipitate is smelted in furnaces to produce doré bullion. A total of 343,400 oz of gold and 22.7 million oz of silver will be recovered in the doré and the floatation concentrate representing an overall recovery of 81.5 % gold and 80.7 % silver, LOM. A summary of these plant statistics, and others, is presented below.

Process Plant Statistics

San José Mining Operation

Description / Year	Units	2009	2010	2011	2012	Total
Plant capacity	mt/day	1,500	1,500	1,500	1,500	1,500
Tonnage Treated	mt	522,046	529,491	525,457	114,311	1,691,305
Grades Au	gr/mt	7.24	7.31	8.75	7.57	7.75
Grades Ag	gr/mt	527.3	536.4	467.6	611.7	517.3
Concentrate From Ore	mt	34,803	35,299	35,030	7,621	112,754
Flotation Recovery - Au	%	83.9%	82.8%	85.3%	83.5%	84.1%
Flotation Recovery - Ag	%	84.4%	84.0%	85.3%	83.1%	84.4%
Concentrate Ratio		15	15	15	15	15
Humidity	%	10.0%	10.0%	10.0%	10.0%	10.0%

Concentrate Au Fines	oz	50,968	51,506	63,008	11,616	177,098
Concentrate Ag Fines	oz	3,733,230	3,836,267	3,367,802	934,576	11,871,876
Precipitate Production Capacity	mt/day	50	50	50	50	50
Precipitate Concentrate	mt	17,402	17,650	17,515	3,810	56,377
Flotation to Precipitate Rec - Au	%	94.0%	94.1%	94.1%	94.1%	94.1%
Flotation to Precipitate Rec - Ag	%	91.7%	92.2%	92.2%	92.2%	92.0%
Dust in Precipitate	%	9.0%	10.0%	10.0%	10.0%	9.7%
Precipitate	mt	119	124	109	30	382
Precipitate to Dore Rec. - Au	%	99.8%	99.8%	99.8%	99.8%	99.8%
Precipitate to Dore Rec. - Ag	%	99.2%	99.2%	99.2%	99.2%	99.2%
Dore Au Fines	oz	47,826	48,365	59,165	10,908	166,264
Dore Ag Fines	oz	3,395,543	3,506,839	3,078,602	854,323	10,835,307
Overall Recovery - Au	%	81.3%	80.3%	82.7%	80.9%	81.5%
Overall Recovery - Ag	%	80.6%	80.4%	81.6%	79.6%	80.7%
Total Au Fines	oz	98,794	99,871	122,173	22,524	343,362
Total Ag Fines	oz	7,128,773	7,343,107	6,446,404	1,788,899	22,707,183

Note: Represents 100% of the Property. Minera Andes has a 49 % interest in the Property.

EXPLORATION AND DEVELOPMENT

The 2010 exploration program at San José consists of surface geophysics and a diamond core drilling program totaling approximately 34,000 meters of drilling.  Additional follow-up drilling of up to 22,000 meters may be drilled during the course of the year depending upon the success of the basic program.  The goal of this year’s exploration program is to upgrade existing resources to replace reserves depleted during 2010 and to discover new mineralized veins (new resources) on the San José Property, comprising of approximately 115 km2 (28,400 acres).

LOS AZULES COPPER PROJECT

Unless otherwise indicated, technical information in this AIF regarding the Los Azules Copper Project is derived from the technical report (the “Los Azules Technical Report”) entitled “Canadian National Instrument 43-101 Technical Report in Support of the Preliminary Assessment on the Development of the Los Azules Copper Project, San Juan Province, Argentina” dated March 19, 2009 prepared by Randolph P. Schneider (MAusIMM), project manager, Samuel Engineering, Inc., Robert Sim (P.Geo), an independent consultant of SIM Geological, Inc., Bruce M. Davis (Ph.D., FAusIMM), president of BD Resource Consulting Inc., William L. Rose (P.E), principal mining engineer of WLR Consulting, Inc., and Scott C. Elfen (P.E.), general manager of Vector Perú S.A.C.,each of whom is a “qualified person” and “independent” of the Corporation, in each case, within the meaning of NI 43-101. Such information is based on assumptions, qualifications and procedures which are not fully described herein.  Reference should be made to the full text of the Los Azules Technical Report which is available for review under our profile on SEDAR at www.sedar.com. The Los Azules Report is not and shall not be deemed to be incorporated by reference into this AIF.

PROJECT DESCRIPTION AND LOCATION

The Los Azules Project is located near 31° 13' 30" south latitude and 70° 13' 50" west longitude in the western portion of San Juan Province, Calingasta Department, adjacent to the Argentina/Chilean border as shown below.

The Los Azules Project is about 20,612 ha (50,933 acres) and was discovered by Minera Andes geologists through regional exploration in the Andes.  The project is situated between two prolific mineral belts and is held by two “Manifestaciones de Descubrimiento”.

The hydrothermal system at Los Azules is an altered area approximately 8 km (N-S) by 5 km (E-W) surrounding a core mineralized porphyry target that is about 3 km by 1 km in size.  Initial exploration efforts have been typical for a porphyry type deposit and have used a hole spacing of 400 m (N-S) and 200 m (E-W).  Now that mineralization has been confirmed, Minera Andes is continuing to infill drill the grid spacing in order to upgrade the mineral resource estimate from an Inferred status to an Indicated and Measured status in preparation for a Prefeasibility Study.

70° 0'0''W
68° 0'0''W
30° 0'0''S
32° 0'0''S
Pacific Ocean
CHILE
SAN JUAN
MENDOZA
SAN LUIS
LA RI
LOS AZULES
VALLENAR
LA SERENA
OVALLE
ILLAPEL
VALPARAISO
SANTIAGO
MENDOZA
SAN JUAN
Jáchal
Pismanta
Las Flores
Iglesia
Calingasta
Barreal
Uspallata
Tamberías
Va. Media Agua
Chepes
CORD. DE OLIVARES
CORD. DE LA TOTORA
SA. DEL VALLE FERTIL
SA. DE LA HUERTA
SA. PIE DE PALO
VALLE DEL RIO BERMEJO
Rio San Juan
Rio Calingasta
Rio Blanco
Rio Jachal
Rio Bermejo
PASCUA LAMA
VELADERO
EL INDIO
GASPOSO
ALCAPARROSA
PACHON
LOS PELAMBRES
MORRO DE LAS OJOTAS
MERCEDARIO
BOLIVIA
BRAZIL
PARAGUAY
URUGUAY
ARGENTINA
CHILE
Pacific Ocean
Atlantic Ocean
0
50 Km
To Buenos Aires

Environmental Liabilities

At the present time, there are no significant environmental issues at the project site, as it is an exploration project. Reclamation activities are comprised of re-grading the drill pad sites.

In February 2007, Minera Andes had deployed an environmental group (Vector Argentina S.A.) from Mendoza to commence an initial baseline study which includes a water sampling program within the primary target area, as well as surrounding areas and downstream of the mancamp.

Permitting Requirements

When considering project permitting, the Argentine legislation differentiates between prospecting and exploration activities. It is understood that exploration activities include sampling and site mapping, whereas prospecting activities include drilling.

All permits required for prospecting have been obtained and are kept current, including all necessary environmental and water usage permits.

Other regulations to be completed for the Los Azules Project are related to Hazardous Waste regulations set forth in National Law 24051, adopted by the province of San Juan. This law regulates the generation, handling, transportation, treatment and disposal of hazardous waste materials.

For the Health and Safety framework, the mining company must hire an Occupational Hazard Insurer (ART, as per the acronym in Spanish) in order to identify and evaluate occupational hazards and to design Preventive and Emergency Programs. For the mining sector, companies must give priority to riskier occupational activities and employee training.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Los Azules project is west and slightly north of the town Calingasta, in the San Juan Province of Argentina.  The project site is accessed by 120 km of unimproved dirt road with eight river crossings and two mountain passes (both above 4,100 m elevation).  Calingasta is located west of the city of San Juan along Route 12.At the Los Azules project, elevation ranges between 3,500 m and 4,500 m above mean sea level. The climate is tundra-like (semiarid/cold) with abundant snowfall during winter and temperatures as low as -30°C. Frequent northwesterly winds can approach 120 km/hr.Exploration work typically commences in November and terminates in early April.

The population of the department of Calingasta is 8,176 inhabitants (INDEC, Census 2001) and 8,456 inhabitants estimated for 2005 (Calingasta Municipality) with a density of 0.4 inhabitants per km2.

The population of the town of Villa Calingasta is 2,039 inhabitants (INDEC, Census 2001).

The Los Azules porphyry copper deposit is some 6 km to the southeast of the nearest Chilean-Argentina frontier.  The project is west and slightly north of Calingasta, accessed by 120 km of unimproved dirt road with eight river crossings and two mountain passes (both above 4,100 m elevation) in the Cordillera de la Totora, in the San Juan Province of Argentina. Calingasta is located west of the city of San Juan along Route 12. The last 95 km of dirt road to the project was constructed by Battle Mountain Gold, prior to which, access was by mules.

Available Resources

Historically, Villa Calingasta was a mining town that exploited aluminum. Today there is a UNDP program to remedy the liabilities of this time.

The principal activity of the area is agriculture with fruit trees (apple and walnut) forming 36% of the activity. Other lesser activities are the following:

•                  Timber and vegetables;

•                  Wood manufacturing activities;

•                  Cider manufacturing;

•                  Tourism (hotels, restaurants);

•                  Commercial activities (shops); and

•                  Public service (health, safety, education).

The censuses do not show that nearby projects (Casposo of Intrepid, Pachón of Xstrata, Los Azules of Minera Andes, Altar of Peregrine, and a project owed by Rio Doce) have increased considerably the population associated with mining.

Workers Available for the Mining Project

Based on the INDEC 2001 census, there are 2,221 employees in the entire department; the rest are self-employed. Of those that are employed:

•                  31% work in public administration;

•                  14% in education;

•                  5% in domestic service;

•                  5.6% in commerce;

•                  2.5% in mines and quarries;

•                  1.4% in hotel/restaurant industry;

•                  1.2% in electricity and gas; and

•                  0.3% in financial services.

The remaining approximately 6,000 persons, who are self-employed, work mainly in agriculture, which has decreased by 45% since the 1970s. These people form a potential worker pool for the project.

Power

Present Situation

The Calingasta substation is the nearest source of power to the Los Azules project; however, it is isolated from the provincial network.  Power supply to the region is currently satisfied by means of local hydro or thermal generation.

San Juan Province Official Network Expansion to Connect New Projects

The San Juan provincial government is planning to expand the existing 500 kV network based on the assumption that all mining projects placed on the west side of the province will be connected to the new 500/220 kV El Rodeo and Calingasta substations.  In addition to the construction of these new substations, the 500/220 kV San Juan substation, a 165 km San Juan to El Rodeo transmission line (“TL”) and a 160 km El Rodeo to Calingasta TL will also have to be constructed.  Finally, the existing Gran Mendoza to San Juan TL will need to be upgraded from 220 kV to 500 kV.  The 500 kV TL that will connect the future San Juan, Rodeo and La Rioja 500 kV substations is called the “Linea Minera II” (the Mining Line II) and is a national project under the regime of the Secretaria de Energía de la Nacion (Federal Department of Energy).

According to an agreement signed between Barrick and the province of San Juan, the Pascua Lama and Veladero projects located in the northwest side of the province are to be connected to the grid through the Rodeo substation; however, the agreement is presently on hold due to the retention taxes applied to mining operations by the federal government.  A similar agreement is being considered by El Pachón, located southwest of the province, which would connect the project to the grid through a 220 kV double circuit TL connected to the Calingasta substation, subject to the same retention tax situation.

The 500 kV TL that will connect the future Rodeo and Calingasta 500 kV substations is a new venture developed by the Province of San Juan through the Ente Regulador Provincial de Electricidad — EPRE (Provincial Electric Regulatory Entity).  At present, the project is in the engineering stage and it is being designed to initially operate at 132 kV to connect the 6 MW Casposo project and local sites like Tamberias and Barrial.  It is planned to start the construction process by a call for tenders in the 1Q of 2009 and be put into operation in 2010.  Confirmation of the feasibility of Los Azules may alter the configuration.

Cost of Energy

A recent energy study commissioned by Minera Andes estimates an energy cost of approximately US$65 per MWh at the substation.  Accounting for line losses and annual O&M expenses, the estimated energy cost rises to approximately US$70 per MWh at the mine site.

Surface Rights

The Corporation has confirmed that it has what it believes are sufficient surface rights for the Los Azules Project.

Topography, Elevation and Vegetation

The project is centered on La Ballena (English translation: the whale), a low NNW-SSE-trending ridge located on the property. The property is rugged and ranges in elevation from 3,500 m to nearly 4,500 m. Vegetation is sparse and is virtually absent at higher elevations.

Long, narrow lakes occupy the valley floors on either side of La Ballena. These lakes are fed by snowmelt, but apparently reflect the groundwater regime as well, with standing water levels at about 3,600 m in elevation. Springs are noted at about 3,790 m in elevation upstream of the lake along the west side of La Ballena. Groundwater-fed springs and lakes are also noted around the range to the west between 3,800 and 3,900 m in elevation and along the eastern flank of Cordillera de la Totora. These lakes then feed the westerly flowing Rio La Embarrada, which is joined by the Rio Frio to the west before turning south into the Rio de las Salinas, a main tributary to the San Juan River.

Deposits of glacial debris (morainal materials) and scree mantle much of the deposit and adjacent mountainsides. In the target area, these materials locally exceed 60 m in thickness, but on La Ballena the cover is often 10 m or less.

HISTORY

On June 21, 2000 Battle Mountain Gold Corporation (“BMGC”) merged with Newmont Mining Corporation (“NMC”).  Prior to the merger, BMGC explored a block of claims on the Chile-Argentine border and discovered a large hydrothermal alteration zone associated with dacite porphyry intrusions and stockwork structural zones, which was drilled with reverse circulation holes during 1998 and 1999. This discovery led to the recognition that the suggested porphyry copper-gold deposit area was not entirely contained within the lands controlled by BMGC.  The merger with NMC failed and the BMGC properties were subsequently acquired by Sr. Bosque and Solitario Argentina S.A. (“SASA”) and later by MIM Argentina S.A. (“MIM”).  Xstrata succeeded MIM and in 2007, signed an agreement with MASA optioning of the Los Azules lands now held by Minera Andes. The Los Azules project is now held 100% by the Corporation.

GEOLOGICAL SETTING

The property is located in a geological province known as the Cordillera Frontal, a mountainous region situated between the Pre-Cordillera and the Cordillera Principal. This region, located along the western side of Argentina and adjacent to the Chilean border, covers the provinces of Catamarca, La Rioja, San Juan and Mendoza between latitude 21°00’ south and 36°46’ south.

During Middle to Lower Miocene times, active volcanism resulted in a geographically broad distribution of porphyry-type copper-gold epithermal gold-silver deposits over 250 km wide zone from the Andean Cordillera through the Pampean ranges.

The Los Azules project is based on a NNW-SSW-trending ridge (“La Ballena”) that exists at the southern end of a hydrothermally altered system approximately 8 km long (N-S) by 5 km wide (E-W), which surrounds a core mineralized porphyry target that is about 3 km long by 1 km wide.

Previous work recognizes two principal geological groups at Los Azules: an upper volcanic suite and a lower intrusive complex.  The volcanic suite comprises a basal rhyolitic unit overlain by dacitic pyroclastics and andesitic flows.  The lower suite is described as diorite-tonalite in composition with a dacite porphyry core.  In addition, a rhyolitic-dacitic pyroclastic and volcaniclastic suite, interpreted to be part of the Choiyoi Group (Permian- Triassic) form the known basement rocks in the Los Azules area.

There appears to have been a very minor degree of near-surface remobilization of copper due to acidic fluids created from the breakdown of pyrite in this reducing environment.  These mechanisms are well documented in relation to many porphyry copper deposits, often developing a high-grade blanket of “supergene” enrichment, which is overlain by a “leach” cap and is essentially void of contained metals.  It is apparent that both of these types of mineralization zones (“Minzone”) have been developed at Los Azules and are underlain by primary sulfide mineralization comprised of pyrite, chalcopyrite and bornite.

Separate domains have been interpreted for overburden (“OVB”), leached (“LX”) and supergene (“SS”) zones using a combination of mineral zone logging (visual observation of enrichment minerals such as chalcocite and/or covellite) and assay grades.  In many areas, the base of the SS zone is defined at the interval where the ratio of cyanide soluble copper (“CSCu”) to total copper (“TCu”) is greater than 60 percent. Soluble copper assay data is not present in all drill holes and hence, visual observation is utilized in these cases.

Overburden is thickest in the valley floor and thins as the slopes steepen to the west and east.  Thicknesses are variable and range up to 100 m in some locations but average approximately 60 m in thickness above the zone of mineralization.  The Leached zone is also locally variable in thickness from non-existent in some drill holes to almost 200 m thick in others.  The average thickness of the Leach zone above the deposit is approximately 40 m.  The underlying Supergene zone is also somewhat variable with thicknesses ranging from zero to over 250 m with an average of approximately 70 m.

EXPLORATION

No formal records of previous exploration in the project area exist prior to 1980.  Evidence of prospecting (small trenches or pits) exists on some of the cateos.

All survey work (primarily drill hole collar surveys) has been performed by Ingeniero Agrimensur Jose Hurtado, a local contractor registered with the province of Mendoza with AFIP: Matricula #1498, Colegio Agrimensura de Mendoza.  Jose and Associates have done, or checked, all survey work reported to date at Los Azules.

According to BMGC and its operating subsidiaries (1999) the high Cordillera of San Juan, especially the Los Azules range (also known as the Valle de Los Patos Norte) was not effectively explored prior to the 1980’s. The only important project active was the Cu-Mo porphyry at El Pachón, some 100 km south of Los Azules.

Exploration activities documented by BMGC included the following:

•                  At the end of the 1970’s, airborne reconnaissance and reconnaissance mapping surveys detected a series of color anomalies that might correspond to porphyry copper systems. These areas were located some 20 km south of the Paso de La Coipa-Los Azules range.

•                  During the summer field season of 1985 and 1986, reconnaissance geological mapping, and surface geochemical sampling in the vicinity of some of these color anomalies returned various anomalous values of arsenic, silver and copper in the region of Rincones de Araya and La Coipa.

•                  In 1994, subsequent to a TM imagery study, BMGC asked for an exploration cateo in the “Los Azules” region. BMGC also optioned properties owned by SASA (now TNR Gold Corp.). In March 1995, BMGC initiated work in the sector of Quebrada La Embarrada along the Paso de La Coipa and Cordon de Los Azules west of Cordillera La Tortora. This work defined several zones of alteration and the presence of extrusive volcanic rocks and porphyries. Some chip samples returned values ranging from 0.3 to 0.5 g Au/t and up to 41 g Ag/t associated with anomalous copper values.

•                  In December 1995, a detailed geological and prospecting campaign confirmed the presence of porphyritic intrusive rocks and hydrothermal veins. During the summer season of 1996/1997, BMGC decided that an access road should be established.

•                  In 1997 and early 1998, BMGC constructed a new road for a total distance of about 95 km.

•                  During March 1998, BMGC completed an airborne survey, detailed geological mapping, rock chip sampling, trenching and ten (10) widely spaced RC drill holes (total 2,167 m). These holes confirmed the presence of porphyry copper - gold mineralization in the east central portion of the property.

•                  During the 1998/1999 field season, an additional fourteen (14) RC holes totaling 3,490 m were drilled in the northern portion of the Los Azules option (Escorpio II, Manifestacion #0154-F-28) and three (3) holes totaling 836 m were completed on the “La Coipa” property (Paso de La Coipa, Cateo # 545940-B-94), approximately 10 km west of the Los Azules property and immediately adjacent to the international border with Chile.

Subsequent Exploration

The San Juan Province project is a regional reconnaissance program, focused on epithermal gold and gold-copper porphyry targets in the eastern cordillera.  All of the lands were acquired based on the results of satellite image analysis.  Preliminary field examination, including rock chip sampling and property-wide stream sediment sampling, has been completed on all properties.

Minera Andes, Inc. geologists discovered the Los Azules property through regional exploration and prospecting using Landsat imaging, mapping and sampling.  The acquired land position covers approximately half of a large area of hydrothermal alteration typically associated with mineralized systems.  Exploration drilling in 1998 within the northern property boundary by BMGC encountered significant copper intervals.

BMGC also completed an airborne magnetics survey over the entire Los Azules target area. This work also validates the porphyry target on the Minera Andes ground.  The base of information for Los Azules is taken primarily from an unsigned “Battle Mountain Gold” report, titled “Los Azules Project”, Final Report, dated September 1999, by Battle Mountain Canada Ltd., San Juan, Argentina and includes drilling data presented on Los Azules along with some of the technical information provided to Minera Andes by BMGC under the terms of a joint venture agreement.

In December 2003, Minera Andes initiated an exploration program at Los Azules, including geologic mapping and sampling, ground magnetic and induced polarization geophysical surveys and core drilling. In May of 2004 Minera Andes reported the discovery of a large, enriched (chalcocite) copper in an area defined by geology, MIMDAS deep penetration IP and magnetic geophysical surveys.  The mineralized area is approximately 1,500 m by 2,000 m.

Nine reconnaissance core holes totaling 2,050 m were drilled in the campaign to depths of between 154 to 330 m.  The primary focus of the drilling was to test the extension of known leachable (chalcocite) copper mineralization identified on the adjacent property.  Minera Andes’s drilling tested a deep penetrating IP chargeability high anomaly as well as a well-defined magnetic low on its eastern flank. Drilling at Los Azules encountered features typical of many porphyry copper systems. In the discovery zone, strongly leached cap rock extended from 65 to 161 m depth followed by an enriched zone of secondary copper mineralization (chalcocite) overlying a zone of mixed secondary and primary (chalcopyrite) copper mineralization.  The mineralization in Minera Andes’s drilling was consistent with the mineralization observed in a prior hole drilled by BMGC some 220 m north of Minera Andes’s property, which contained a 117-m weighted average interval of 0.61% copper in the enriched zone.

MINERALIZATION

Mineralization at the Los Azules deposit consists of various copper sulfide minerals in two main zones, which consist of the supergene and primary zones.  The leached cap zone above the secondary or supergene enrichment zone is void of copper oxide minerals as none have been noted from surface or drill core observations.  The upper part of the drill holes generally show a restricted leach zone less than 50 m in depth, but occasionally reach 140 m in depth, represented by limonites, mainly goethite and hematite.  Most of the leached zone is by way of pyrite vein oxidation, yielding limonites (mainly goethite).  The extension of the alteration halo is only centimeters, on both sides of the vein.

Minerals in the supergene enrichment zone are comprised of chalcocite replacing chalcopyrite and to a lesser extent pyrite.  The supergene zone varies considerably in thickness from 40 m to well over 200 m, as some holes bottomed in copper mineralization.

Mineralization in the primary zone is comprised of chalcopyrite and pyrite with minor amounts of bornite and covellite. Although it was not always possible to visually pick the contact between the supergene and primary zone, an attempt was made to pick the zone based on the ratio of copper grade from the sequential chemical copper analysis. When the ratio of cyanide soluble copper to total copper fell below 50%, the zone was considered within the primary zone rather than secondary zone. As the project continues, further review of this determination will be required as the depth to heap-leachable copper will be necessary to determine economic verses non-economic grade copper.

Mineralization controls consist of the extensive stockworks, veining, and faulting as noted in the drill core.  Faulting is extreme as evident by the significant rubblization of the majority of core holes.  Mr. Ken Rippere, a geotechnical consultant hired by Minera Andes, also noted that faulting and brecciation are extreme.  In addition, Mr Rippere noted that the oxide cap is generally of better quality than the underlying sulfides and at this time, the anomalous condition has not been explained.

The drill hole spacing of 400 m (N-S) by 200 m (E-W) appears to indicate that the copper porphyry system is continuous from drill hole to drill hole.  Locally the mineralized porphyry target appears to extend about 3 km (N-S) by 1 km (E-W).

DRILLING

Drilling has been completed using both reverse circulation (“RC”) and diamond core (“core”) methods. The 1998 and 1999 drilling programs were completed by BMGC. The remaining drilling programs have been completed by Minera Andes and MIM - now Xstrata Copper, prior to the initial Option and Joint Venture Agreements between the two companies. The table immediately below etails the drilling to date by year and by company.

Exploration Drilling by Year and by Company

Year	Company	No. of Holes	Meters Drilled
1998	Battle Mountain Gold Corporation (BMGC)	16	3,614
1999	Battle Mountain Gold Corporation (BMGC)	8	2,067
2004	Xstrata Copper (MIM)	4	864
2004	Minera Andes	9	2,064
2006	Minera Andes	12	2,953
2007	Minera Andes	18	3,783
2008	Minera Andes	16	4,836
Total		83	20,181

Holes Minera Andes drilled during the 2008 campaign were intended to continue infilling the grid spacing of 400 m (N-S) and 200 m (E-W). During the 2008 campaign, 16 additional holes were drilled totaling 4,836 m, thereby bringing the total number of holes drilled on the project to 83.

The drilling program further tested the grade and the mineralized extension of supergene leachable copper (chalcocite), identified in prior drill campaigns on Minera Andes’s and Xstrata’s property (the Xstrata property is the same land package explored by BMGC and Xstrata’s predecessor company, MIM).  Overall, geology from the holes indicates a uniform sequence of dacite porphyry intruding diorite porphyry (granodiorite porphyry).  The mineralization and alteration distribution, with respect to the rock type, indicate a lithological control on the disposition of the quartz veins and associated stockwork zones.

Drilling on the property begins with UDR diamond core rigs using a tricone bit to pass through surface talus or gravels where possible.  Core drilling commenced with HQ size drill steel, narrowing to NQ size as necessary to reach depths of 300 to 350 m or until the drill passes through the supergene enrichment zone.  Some PQ drill core has been recovered from the site as well.  Several holes have bottomed in mineralization, either because the hole diameter has been reduced to the point that no smaller bits are available or the drill gets stuck or water circulation is lost as there appears to be significant fracturing in many parts of the deposit.

Current estimates indicate that the width of mineralization varies from a minimum of 400 m to a maximum of over 1 km.  The length of the mineralization exceeds 3 km.  As stated before, the true depth of mineralization is unknown; however, it is greater than 700 m below the current surface.  Enriched secondary mineralization occurs as a horizontal layer starting 60 to 170 m below the current surface and varies from 40 to more than 200 m in thickness.

Drill hole recovery and RQD data is logged at the drill site by an Minera Andes employee.  The cuttings or core are transported to the man-camp for splitting and sample gathering.  The core is identified by hole number and interval and photographed as whole core.  The core is then split using a pneumatic core splitter, bagged, tagged, and prepared for transportation to Mendoza for continued sample preparation at the ACME lab.

Multiple drilling contractors have worked the project since Minera Andes started drilling the deposit. The most recent group is Major from the city of San Juan, just north of Mendoza.  In addition to its own geologists, Minera Andes used the geologic consulting services of Rojas y Asociados of Mendoza, Argentina from time to time.

Significant Drilling Results

		Intersection
Drill Hole ID	TD (m)	From (m)	To (m)	Interval (m)	Total Copper (%)
AZ0401	195	130.0	195.0	65.0	0.62
Includes		150.0	192.0	42.0	0.82

		Intersection
Drill Hole ID	TD (m)	From (m)	To (m)	Interval (m)	Total Copper (%)
AZ0402	330.5	164.0	304.0	140.0	0.38
Includes		164.0	190.0	26.0	0.47
Includes		230.0	304.0	74.0	0.42
AZ0404	300.8	162.0	282.0	120.0	0.54
Includes		162.0	202.0	40.0	0.59
Includes		236.0	282.0	46.0	0.64
AZ0407	168.8	96.0	152.0	56.0	0.44
Includes		126.0	152.0	26.0	0.58
AZ0610	261.35	174.0	261.35	87.35	0.83
AZ0611	270.7	112.0	270.7	158.7	0.51
AZ0614	224.55	132.0	180.0	48.0	1.13
Includes		136.0	158.0	22.0	1.40
AZ0617	183.5	66.0	183.5	117.5	0.63
Includes		66.0	124.0	58.0	0.84
AZ0619	299.4	78.25	299.4	221.15	1.62
Includes		78.25	116.0	37.75	2.22
Includes		134.0	146.0	12.0	3.94
AZ0620	253.3	80.0	226.0	146.0	1.10
Includes		80.0	106.0	26.0	1.54
AZ0722	271.2	119.0	155.0	36.0	0.99
AZ0724D	278.2	124.0	160.0	36.0	0.79
AZ0729B	226.85	130.0	214.0	84.0	0.73
Includes		172.0	204.0	32.0	0.94
AZ0730	342.6	123	323.8	200.8	0.89
Includes		140	253	113	1.04
AZ0832	420.0	80	140	60	0.78
AZ0833	387.8	73	313	240	0.94
AZ0837A	540.95	326	516	190	0.82
AZ0841	400.15	241	285	44	1.83

Robert Sim of Sim Geological Inc. visited the Los Azules property during the period of March 30 and 31, 2008.  During his visit, Mr. Sim reviewed the geology of the project with Minera Andes site geology personnel.  The results of the recent drilling program were discussed and select intervals from a series of drill holes were reviewed.  A series of surface exposures were visited at the deposit site.  Two active drill sites were visited (AZ-08-40B and AZ-08-43) and a series of (completed) drill holes collars were observed.

Time was spent reviewing the sampling procedures and QA/QC practices used during the drilling program.  The sampling practices were found to adhere to accepted industry standards.  Standard reference material is prepared by Alex Stewart from local source rocks and sent to a series of labs for round robin testing. Blank material is made from “barren” quartz with a small portion of leached material “to add some color” (i.e. in an attempt to appear anonymous in the sample string).  As discussed later in the section, this material is not completely sterile and another source of blank material is recommended for future QA/QC programs.  “Coarse” duplicates taken at site are actually core duplicates obtained from quarter core splits.  Actual coarse material splits are recommended as a check of the crushing stage of sample preparation.

Robert Sim also visited Mineral Andes office and core storage facility in Mendoza on April 2, 2008. Drill core was observed from a series of random intervals and comparisons made between the assay results and the visual presence of copper bearing minerals. The assay results were confirmed by visual observations and checking against original assay certificates.

SAMPLING AND ANALYSIS

Drill hole samples are bagged and numbered when split. Subsequently 5 to 6 samples are placed in sacks containing approximately 25 kg.  These sacks are closed with numbered bag ties.  The sacks are not opened until they reach the laboratory where the bag tie number is recorded by laboratory personnel.  Samples are transported by project personnel from the project to the laboratory.

During the 2004 and 2006 field season, sample pulps were prepared by Alex Stewart and shipped to the ALS Chemex laboratory in Chile for analysis.  For the 2007 field season, and initially during the 2008 field season, samples were taken to the Alex Stewart Laboratory in Mendoza for sample preparation.  Due to the heavy seasonal work load at this laboratory some problems occurred when transporting pulps from the Alex Stewart laboratory to ACME Analytical Laboratories in Mendoza for analysis.  In particular, there was one instance where blanks and standards were not inserted into the numbered sequence of pulps when sent to ACME. Subsequently, field samples were taken directly to the ACME laboratory in Mendoza which only does sample preparation work. Sample pulps prepared at Alex Stewart, and later at the ACME laboratory in Mendoza, were shipped by ACME to ACME’s analytical laboratory in Santiago, Chile.

ALS Chemex, Alex Stewart, and ACME are all ISO 9001:2000 certified.

The sample preparation protocol consists of samples being dried at 60ºC until the desired moisture content is achieved. The entire sample is crushed to 85% passing 10 mesh (2 mm).  The crusher is cleaned with high pressure air after every sample.  The entire sample is then run through a Jones or riffle splitter to obtain 500 g.  Rejects are retained.

The 500 g sample is pulverized in a ring-and-puck pulverizer to 95% passing 150 mesh (105 microns).  The particle size of the samples is checked by screening random samples.  The pulverizer is cleaned after every sample with high pressure air.

A 150 gram split of the pulp is placed in a pulp envelope numbered and sent to the assay lab.  The remainder of the 500 gram pulp sample is saved as a pulp reject.  These pulp rejects have been used for later check analysis at the Alex Stewart Laboratory in Mendoza.

Core Sampling

RQD measurements and core recovery are measured at the drill rig by Minera Andes personnel prior to the core being boxed.  The core is placed in core boxes by the drill crew and is systematically logged by the geology staff at the core shed almost as soon as it becomes available. Core boxes are marked by the geologist every 2 m for sampling.  Subsequently the core is photographed three boxes at a time by the sampling staff.  Core is cut with a pneumatic splitter in order to minimize loss of sooty chalcocite, which could be lost by washing during cutting by diamond saw.

Alternating core halves are selected for assay.  No particular scrutiny that might bias the results is applied to the alternating halves selected.  The core inventory system is scrupulously maintained.  The sample is bagged immediately after splitting.  A lab generated sample ticket is inserted with the sample, and a second ticket is stapled into the throat of the bag. Nylon cable ties are used to seal the bags.  The bags are then weighed and 5 to 6 sample bags are sealed in a larger rip-stop-mesh sack.  The sacks are sealed with a larger cable tie labeled SECURED with a number attached.  Samples are shipped at least once a week.

QC Sample Insertion

The sampling staff insert standards as specified in the quality sample handling procedure memo.  There was every indication that the procedure was being strictly followed and QC sample coverage was adequate for the drilling.

Duplicate samples were taken every 40 to 45 samples by quartering the assay core splits.  Blank material was inserted at the rate of one in every 40 to 45 samples.

Chain of Custody

The chain of custody has been outlined in the previous sampling sections.  It appears that any tampering with individual bags or the ties would be immediately evident when the samples arrived at the lab.  Any tampering with the larger bags would also be apparent on arrival at the lab.  Documentation was provided such that that it would be difficult for a mix up in the samples to occur either during shipment or at the lab.

All procedures were being carefully attended to and meet or exceeded industry standards for collection, handling and transport of drill core samples.

Conclusions

Results from the standard reference material, SRM, analysis indicate that the copper and gold assay processes are under sufficient control to produce reliable sample assay data for resource estimation and release of drill hole assay results. Blank results suggest mineralized blank material that should be replaced.  Coarse reject duplicates and pulp duplicates need to be appropriately paired for evaluation, which Minera Andes is in the process of preparing for future evaluation.

Although there are some minor deficiencies in the current QC program that need remediation, the Los Azules sampling and assaying program appears to be producing sample information that meets industry standards for copper and gold accuracy and reliability.  The assay results are sufficiently accurate and precise for use in resource estimation and the release of drill hole results on a hole by hole basis.

MINERAL RESOURCE ESTIMATES

The mineral resource estimate was prepared under the direction of Robert Sim, P.Geo with the assistance of Bruce Davis, FAusIMM. Mr. Sim is an independent Qualified Person within the meaning of NI 43-101 for the purposes of mineral resource estimates.  Resource estimates are made from 3-dimensional block models based on geostatistical applications using commercial mine planning software (MineSight® v4.00.04).

Mineralization at the Los Azules deposit consists of various copper sulfide minerals in two main zones consisting of the supergene and primary zones. Minerals in the supergene enrichment zone are comprised of chalcocite, chalcopyrite, and pyrite. The supergene zone varies considerably in thickness from 40 m to well over 200 m, as some holes bottomed in copper mineralization. Mineralization in the primary zone consists of chalcopyrite and pyrite with minor amounts of bornite and covellite. Mineralization controls consist of the extensive stockworks, veining and faulting as noted in the drill core.  At the current drill hole spacing (400 m north-south by 200 m east-west) the copper porphyry system appears to be continuous from drill hole to drill hole. Locally the mineralized porphyry target appears to extend about 3 km north-south by 1 km east-west.

There are a total of 83 drill holes in the Los Azules database with a cumulative length of 19,680 meters and a total of 10,919 samples analyzed for total copper with an average individual sample length of 1.5 meters. A total of 35 drill holes have some portion of the sample intervals tested for sequential copper analysis providing additional information supporting the interpretation of the supergene zone.  The resource estimate has been generated from drill hole sample assay results and the interpretation of a geologic model which relates to the spatial distribution of copper in the deposit.  Grade estimates have been made using ordinary kriging with a nominal block size of 20x20x15 meters.  The resources have been classified by their proximity to the sample locations and are reported, as required by NI43-101, according to the CIM standards on Mineral Resources and Reserves. Inferred Mineral Resources are blocks in the supergene and primary domains which are a maximum distance of 200 m from a drill hole.

The Los Azules mineral resources are summarized in the table immediately below at a series of copper cutoff grades for comparison purposes.  The “base case” cut-off grade of 0.35%Cu, highlighted in the table, is considered appropriate for this deposit and is based on assumptions derived from other projects exhibiting similar characteristics, potential scale of operation and location.

Inferred Mineral Resources

Cutoff Grade (TCu%)	Million Tonnes	TCu%
0.30	1,171	0.50
0.35	922	0.55
0.40	727	0.60
0.50	451	0.69
0.60	273	0.78
0.70	161	0.87
0.80	93	0.97

Note: Mineral Resources do not have demonstrated economic viability.

There are no known factors related to environmental, permitting, legal, title, taxation, socioeconomic, marketing or political issues which could materially affect the mineral resource.

MINING OPERATIONS

Metallurgy

The scope of the metallurgical testing program was to determine the flotation response of Los Azules mineralized material samples and provide data for the design of the grinding and flotation circuits.

The metallurgical testwork indicated the flotation response on the samples tested are typical of ore deposits for the recovery of copper, gold and silver.  Two composites and 16 drill core samples were sent to CH Plenge & Cia. for the metallurgical test work.  Composite No. 1 is a secondary strong enrichment composite with 17% of the copper in chalcopyrite, while composite No. 2 is a primary weak enrichment composite with 49% of the copper in chalcopyrite.  A small amount of high grade sample (No. 3) of primary sulfide with 75% of the copper in chalcopyrite was also sent to Plenge for metallurgical test work and it was confirmed that the high grade sample responded well to copper recovery by flotation.

Locked-cycle tests were performed on each of the two composites and Sample 3.  The results of the locked-cycle tests are shown below.

Locked-Cycle Test Work Results

	Concentrate Assay			Metal Recoveries (%)
Composite	Copper (%)	Silver (g/t)	Gold (g/t)	Copper	Silver	Gold
1 — Strong Enrichment	35	101	2.7	94.1	70	56
2 — Weak Enrichment	31	80	3.9	94.7	62	66
Sample 3 — High-grade Primary Sulfide	34	84	2.4	95.1	83	74

These results were factored for use in the process design to relate laboratory results to expected industry capabilities.  In this, composite No. 1 concentrate is 34% copper with 92% copper recovery, composite No. 2 is 30% copper with 93% copper recovery and sample No. 3 is 33% copper with 93% copper recovery.  From the results of these two composites and sample a weighted final concentrate copper grade of 30.8% copper and a recovery of 92.8% copper were applied to the process design.

Process Description

The process flow sheet (contained in the Los Azules Report) and the process block flow diagram (see below) in the Los Azules Report show a plant design representative of a conventional flotation concentrator.

The Los Azules concentrator will have an annual throughput of 36,000,000 tonnes, based on an average daily throughput of 100,000 tonnes and 360 operating days per annum.  The concentrator on site will include a comminution circuit followed by a flotation circuit and a copper circuit with thickener, filtration and concentrate load out and shipping. Tailings thickener, tailings storage, and water reclaim are part of the tailings storage facilities (“TSF”).  This circuit will have a design capacity of 108,696 tonnes per day (“tpd”) and the aforementioned nominal capacity of 100,000 tpd.

The 1524 mm x 2794 mm (60 inch x 110 inch) primary gyratory crusher will produce a 175 mm (7 inch) feed which will be conveyed to a coarse material stockpile with a live capacity of 100,000 tonnes. Material from the stockpile is reclaimed and transported by conveyor to two (2) parallel grinding lines.

Each grinding line is comprised of one (1) 12.2 m diameter x 6.7 m long (40 ft x 22 ft) semi-autogenous grinding (“SAG”) mill powered by an 25 MW gearless drive, and one (1) 7.6 m diameter x 11.3 m long (25 ft x 37 ft) ball mill powered by a 15 MW dual pinion drive.  The two (2) SAG mills discharge through trommel screens and the screens oversize (“critical”) report to two (2) 5.36 m x 3.87 m (17.6 ft x 12.7 ft) pebble crushers, each driven by a 1.0 MW motor, before returning to the SAG mills.  Cyclone classification is employed to produce the required particle size distribution at P80 of 125 microns (“µm”).

This overflow will be fed to two (2) rougher flotation circuits.  Tailings from the rougher flotation circuits will be combined and sent to two (2) scavenger flotation banks, while the concentrate from the scavenger circuit will be combined with the rougher concentrate and both will report to a regrind circuit, and the tails will report to the tailings thickener.

The combined rougher and scavenger concentrates are reduced to a P80 of 30 µm in six (6) 1,250 hp tower mills before being pumped to the 3-stage cleaner circuit.

The 1st cleaner underflow is transferred to the cleaner/scavenger flotation circuit and the reclaimed concentrate is sent back to the regrind circuit.  The tailings from the cleaner/scavenger are then joined by the rougher and scavenger flotation tailings and transferred to two (2) 80 m (263 ft) diameter tailings thickeners.

The concentrate from the 1st cleaner flotation cells transfers to the 2nd cleaner flotation circuit.  Tails from the 2nd cleaner circuit will be sent back to the 1st cleaner circuit.  Concentrate from the 2nd cleaner will report to the 3rd cleaner flotation circuit.

Tails from the 3rd cleaner circuit report back to 2nd cleaner flotation.  Concentrate from the 3rd cleaner reports to the copper concentrate thickener.

Final copper concentrate at 25% solids from the 3rd cleaner flotation concentrate stream will be thickened to 60% solids in one (1) 45 m (148 ft) diameter thickener.  The copper concentrate thickener overflow reports back to the process water tank for reuse, while the thickened copper concentrate will be pumped via pipeline to the port facility of Coquimbo, Chile, which houses three (3) vertical pressure type dewatering filters.  The filter cake containing 8% moisture reports to the covered copper concentrate stockpile for loading by a front-end loader to copper concentrate transport ships destined for smelters in the Orient.  The filtrate will be pumped to an evaporation pond for final disposal.

Process Block Flow Diagram

ROM Ore
Primary Crusher
SAG Mill
Pebble Crusher
SAG Pebble Wash Screen
Oversize
Ball Mill Cyclones
O/F
Ball Mill
Rougher Flotation
Con
Tails
Scavenger Flotation
Con
Tails
Process Water Tank
O/F
Tailings Thickener
Tailings Storage Facility (TSF)
Reclaim
Regrind Cyclones
U/F
Regrind Mills
O/F
Cleaner/ Scavenger Flotation
Tails
Tails
1st Cleaner Flotation
Con
Tails
2nd Cleaner Flotation
Tails
Con
3rd Cleaner Flotation
Con
Copper Concentrate Thickener
Concentrate Pipeline
Port of Coquimbo
Copper Concentrate Filter
Copper Concentrate Storage
Loading & Shipping
O/F

Basic Process Design Criteria

The Table below shows the design criteria used to establish the process for a 100,000 tonnes per day operation process facility.

Basic Design Criteria

	Units	Design	Source
General Site Information
Location
Latitude - Approximate	angular	S31° 13'89 30"	Rojas y Asociados
Longitude - Approximate	angular	W70° 13' 50"	Rojas y Asociados
Elevation
Minimum	masl	3,650	Minera Andes
Maximum	masl	3,900	Minera Andes
Ambient Air Temperature
Minimum	°C	-20°	Minera Andes
Maximum	°C	25°	Minera Andes
Average Annual Precipitation	mm/y	380	Vector Engineering
General Project Information
Mineable Resource to Mill	tonnes (“t”)	842,894,000	WLR
Estimated Project Life @ 100,000 tpd	y	23.6	Samuel Engineering
Copper Grading	%	0.51	Minera Andes
Gold Grading	g/t	0.05	Minera Andes
Silver Grading	g/t	1.68	Minera Andes
Operating Schedule
Hours per Day	h	24	Samuel Engineering
Days per Year	d	360	Samuel Engineering
Hours per Year	h	8,640	Samuel Engineering
Plant Capacity	dmtpd	100,000	Samuel Engineering
Based on a 92% grinding circuit operating time	dmtpd	108,696	Samuel Engineering
Based on a 92% grinding circuit operating time	dmtph	4,529	Samuel Engineering
Annual Mineralized Material Processed per Year	t	36,000,000	Samuel Engineering
Copper Concentrate Production
Copper Recovery to Copper Concentrate	%	92.8	Plenge/Samuel Engineering
Copper Grade in Copper Concentrate	%	30.8	Plenge/Samuel Engineering
Copper Concentrate Production	dmtph	116	Samuel Engineering
Copper Concentrate Production	dmtpy	1,002,146	Samuel Engineering

Tailings Storage Facility (“TSF”)

The mine plan estimates mine life at approximately 24 years with a production rate of approximately 100,000 tpd.  It is estimated that approximately 98% of mineralized material fed into the process plant will be discharged as gangue (tailings) and co-disposed of into the TSF and waste rock disposal facility (“WRDF”). Current estimates show that approximately 80% [663 million tonnes (dry)] of the tailings will enter the TSF, while the remaining 20% [166 million tonnes (dry)] will be diverted to the WRDF. At an estimated average dry density of 1.3 tonnes/m3, this equates to approximately 510 million m3 placed in the TSF and 128 million m3 placed in the WRDF.

Tailings will be discharged by gravity from the process plant into the impoundment as slurry, a mixture of pulverized rock and water, estimated to contain 55% solids.  In addition to the tailings, the TSF will hold ponded water which includes water that separates from the tailings slurry, incident rainfall, rainfall runoff from the surrounding catchment and water pumped into the TSF from other sources such as pit dewatering.

Waste Rock Disposal Facility

During 24 years of mining operations, it is calculated that approximately 1,272.7 million tonnes of waste rock will be generated from the open pit.

The WRDF will be located immediately west and downstream of the pit in Los Azules Valley and extend into the confluences with Embarrada Valley, and the Salinas Valley.  It will ultimately buttress the TSF embankment located in the Embarrada Valley.  Approximately 236 million tonnes of waste rock will be placed in the northern end of the pit.  In-pit waste disposal will start in Year 16 of operation based on the current mine plan.

The total capacity of the WRDF is reduced by 389 million tonnes due to requirements for the construction of the TSF embankment and in-pit filling operations.

Mine Plan

An allowance of five days per annum was made for weather delays and/or shutdowns for holidays.  Otherwise, pit operations would be scheduled around the clock.  Mineralized material feed for the first year of concentrator operations was limited to 29.55 million tonnes to account for a gradual ramp-up of milling rates during the first seven months after startup.

Only primary and secondary sulfide mineral resources above a 0.22% Cu cutoff were considered as mineralized material for purposes of developing the mine production schedule.  Advanced stripping needed to maintain adequate mineralized material exposure was estimated for the above milling rates.  A proprietary scheduling program sequenced the necessary material by bench, by phase, for each time period.  Mining phases were processed in order, from the upper most benches downward.  Concurrent phase mining was allowed for advanced stripping purposes, subject to the restriction that previous phases cannot be undercut by subsequent pushbacks.  The Table below summarizes the resulting mine production schedule.

Mine Production Schedule Based on Inferred Mineral Resources

Time	Mineral Resources* (>= 0.22% Cu Cutoff)					Waste	Total	Strip
Period	(Million t)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)	(Million t)	(Million t)	Ratio
PP	2.874	0.67	0.002	0.080	2.67	147.397	150.271	51.29
Y1*	29.55	0.86	0.003	0.079	2.59	63.65	93.2	2.15
Y2	36.0	0.74	0.004	0.071	1.60	57.2	93.2	1.59
Y3	36.0	0.56	0.002	0.047	1.38	57.2	93.2	1.59
Y4	36.0	0.60	0.005	0.052	1.44	57.2	93.2	1.59
Y5	36.0	0.61	0.005	0.057	2.10	57.2	93.2	1.59
Y6	36.0	0.56	0.003	0.057	1.69	57.2	93.2	1.59
Y7	36.0	0.55	0.004	0.076	1.59	57.2	93.2	1.59
Y8	36.0	0.55	0.004	0.065	2.35	57.2	93.2	1.59
Y9	36.0	0.44	0.003	0.039	1.26	57.2	93.2	1.59
Y10	36.0	0.41	0.002	0.033	1.12	52.6	88.6	1.46
Y11	36.0	0.40	0.003	0.047	1.15	52.6	88.6	1.46
Y12	36.0	0.41	0.003	0.054	1.32	52.6	88.6	1.46
Y13	36.0	0.60	0.004	0.066	1.87	52.6	88.6	1.46
Y14	36.0	0.47	0.003	0.053	1.72	52.6	88.6	1.46
Y15	36.0	0.46	0.004	0.058	1.45	52.6	88.6	1.46
Y16	36.0	0.47	0.003	0.060	2.27	52.6	88.6	1.46
Y17	36.0	0.57	0.002	0.058	1.57	52.6	88.6	1.46
Y18	36.0	0.51	0.002	0.053	1.85	52.6	88.6	1.46
Y19	36.0	0.44	0.002	0.046	1.83	52.6	88.6	1.46
Y20	36.0	0.45	0.002	0.045	1.90	51.627	87.627	1.43
Y21	36.0	0.40	0.002	0.044	1.52	14.07	50.07	0.39
Y22	36.0	0.37	0.002	0.046	1.67	5.749	41.749	0.16
Y23	36.0	0.45	0.002	0.045	1.69	3.126	39.126	0.09
Y24	21.344	0.52	0.001	0.043	1.49	3.522	24.866	0.17
Total	845.767	0.51	0.003	0.050	1.68	1,272.743	2,118.51	1.50

* Includes rehandling 2.874  million t of stockpiled ROM mineralized material during Year 1.

Mineralized material feed to the mills would total 842,894 kt over the life of the mine, which is projected at 23.6 years.  About 2,874 kt of run-of-mine (“ROM”) mineralized material stockpiled during preproduction stripping would be reclaimed and hauled to the primary crusher during Year 1.

Peak material handling rates from Years 2-9 would average nearly 259,000 tpd, before settling back to about 246,000 tpd from Year 10 through late Year 20.  Over 150 million tonnes of waste rock and mineralized material would be stripped during preproduction to expose sufficient mineralized material for the concentrator startup.  Preproduction stripping operations would last approximately two years.

A rotating, four-crew system would be used to staff mine operations and maintenance craft labor positions.  These crews would work 12-hour shifts.  Peak manpower levels of 595 are projected for Years 12-14.

Operating Costs

The total life-of-mine (“LoM”) operating cost is estimated at $6.40 billion, or $7.59/t mineralized material as summarized inthe figure below.   The chart below shows the percentage of each operating cost component.

LoM Operating Cost Summary

Description	LoM Cost ($000s)	LoM Cost/t Mineralized Material ($)
Mining	2,367,702	2.81
Processing	3,308,494	3.92
General & Administrative	603,857	0.72
Mine Reclamation / Closure	116,106	0.14
LoM Operating Cost	6,396,159	7.59

LoM Operating Costs per Tonne Mineralized Material

Capital Costs

The total capital cost is estimated at $3.49B, being comprised of $2.75B during preproduction, $39.0M for working capital, and $704M in sustaining capital over the LoM.

LoM Capital Cost Summary

Description	Units	LoM Cost
Mine Area Facilities	$000s	31,332
Mineralized Material Storage, Handling and Crushing	$000s	111,870
Grinding and Concentrating	$000s	318,141
Tailings	$000s	68,487
Concentrate Transport	$000s	144,357
Port Concentrate Handling Facilities	$000s	81,687
Utilities	$000s	49,229
Off-site Infrastructure	$000s	178,052
Site Development	$000s	135,160
Contracted Indirects	$000s	486,333
Owner Directs	$000s	414,758
Owner Indirects	$000s	186,970
Freight, Duties & Taxes	$000s	119,628
Contingency	$000s	421,630
Total Preproduction Capital	$000s	2,747,634
Sustaining	$000s	703,549
Working Capital	$000s	39,021
Total LoM Capital	$000s	3,490,204

The accuracy target for this capital cost estimate is intended to be plus or minus 35%. Most of the costs have been derived using a recently completed estimate for a similar plant, located in the Peruvian Andes, and making adjustment for project specific requirements and differences.

The costs presented in this document are based on estimates prepared as of December 2008 and no provision has been included to offset future escalation in prices.

Where source information was provided in other currencies, these amounts have been converted at rates shown in the Figure below.

Foreign Currency Conversion Rates

The rate of foreign currency exchange could have a serious impact on the value of labor and materials obtained in the local market (including freight, duties, and taxes).  In addition, the value of the U.S. dollar against other world currencies could also influence future project cost if equipment is purchased in Europe or elsewhere. No funds have been allocated in the estimate to offset potential future currency fluctuations.

Project Economics

The PA set out herein is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that the PA will be realized.

The project before-tax pro forma cash flow shows an 10.8% IRR and a $496 million NPV at an 8% discount rate.

The pro forma cash flow used the following conventional methodology:

•                  unleveraged 100% equity basis (no project financing or debt);

•                  stand-alone project basis;

•                  no export retentions;

•                  before-tax determination of project economics;

•                  annual cash flows discounted on end of year basis;

•                  costs in third quarter 2008 U.S. Dollars (US$); and

•                  no employee profit sharing.

The general parameters used in the economic analysis are shown in the Table below.  The preproduction period is estimated at four years including one year for preparation of a feasibility study and three years for project development and construction.

Production, Metal Prices, Royalties and Smelting-Refining (“TC-RC”) Terms

Parameter	Data
General
Estimate Basis	Third quarter 2008
Preproduction Period	Three years
Mine Production Life	23.6 years
Inferred Mineral Resources (Contained within Designed Pit)	842,894,000 t
Annual Mineralized Material Production Capacity	36,000,000 t
Market Prices
Copper Price	$1.90/lb
Gold Price	$750.00/oz
Silver Price	$12.00/oz
Royalties
San Juan Province	3.00%
Xstrata Land Agreements	0.00%
Transportation, Smelting, and Refining Charges and Terms
Copper Concentrate Transportation — Ocean Shipping	$55/wmt Cu conc.
Copper Concentrate Treatment Charge	$70/dmt conc.
Copper Refining Charge	$0.075/lb (payable)
Gold Refining Charge	$5.00/oz (payable)
Silver Refining Charge	$0.45/oz (payable)
Copper Payfor	96.5%
Gold Payfor (net of deductions)	54.9%
Silver Payfor (net of deductions)	59.4%

The Table below summarizes the LoM concentrate productions and payable metals.

Concentrate Productions & Payable Metals

Description	Units	Value
Copper Concentrate
Copper Concentrate	t	12,542,753
Copper Concentrate Grade	%	31.9
Contained Copper	t	4,002,595
Gold Content	g/t	2.22
Contained Gold	oz	895,231
Silver Content	g/t	74.0
Contained Silver	oz	29,827,136
Payable Metals
Copper	t	3,856,672
Gold	oz	491,233
Silver	oz	17,702,746

The Los Azules Project is at the exploration stage of investigation; consequently, this study is at the scoping level of accuracy, preliminary in nature, and includes inferred mineral resources in the conceptual mine plan and the mine production schedule.  Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves under the standards set forth in NI 43-101.  There is no certainty that the preliminary assessment will be realized.

Exploration and Development

In the fourth quarter the Corporation established a seasonal field camp at the Los Azules site to support a drilling campaign during the 2009-2010 field season.  Two diamond drills arrived at the Los Azules Project in December and initiated drilling. A third diamond drill arrived the first week of January 2010.  Drilling will continue until the field season closes in mid-to late-April. The objective of the drilling program is to expand the known limits of the mineralization, look for extensions of high-grade mineralization, and to increase the confidence level of the current inferred resource.  The Corporation plans to drill approximately 8,800 meters of diamond drilling during the field season.  More geological mapping and geophysical work will be conducted during the field season to target possible extensions of the mineralization.  Planning and organization for a preliminary feasibility study also commenced during the fourth quarter.

OTHER PROPERTIES

In addition to the San José Mine and the Los Azules Copper Project, we own a 100% interest in several exploration properties located in the provinces of Chubut, San Juan and Santa Cruz, Argentina.  We hold our interest in these properties pursuant to 9 cateos and 41 manifestations of discovery covering an aggregate of 132,988.74 hectares.

Management believes that the exploration results received to date indicate that certain of these properties located in the Santa Cruz province have numerous similarities to the San José Mine and the San Juan province properties have similarities to the Los Azules Project.

DIVIDEND POLICY

No dividends have been paid on any common shares of the Corporation, since incorporation, nor do we currently intend to pay dividends.

The Corporation’s current policy is to retaining its cash resources for exploration and development and to acquire additional mineral resource properties.

DESCRIPTION OF CAPITAL STRUCTURE

The Corporation’s authorized capital consists of an unlimited number of common shares and an unlimited number of preferred shares of which, as of the date hereof, 264,741,621 common shares are issued and outstanding and no preferred shares are issued and outstanding.

Common Shares

The holders of common shares are entitled to receive notice of and to attend any meeting of the shareholders of the Corporation and are entitled to one vote for each common share held (except at meetings at which only the holders of another class of shares are entitled to vote). The holders of common shares are entitled to receive dividends, as and when declared by the directors. Such dividend payment is subject to the rights, privileges, restrictions and conditions attached to any preferred share of the Corporation. The holders of the common shares are entitled to share equally in the distribution of the assets of the Corporation in the event of liquidation, dissolution or winding-up of the Corporation or upon any distribution of the assets of the Corporation among its shareholders, subject to the rights, privileges, restrictions and conditions attached to any preferred shares of the Corporation.

Preferred Shares

The Corporation is authorized to issue an unlimited number of preferred shares which may be issued in one or more series. The designation, rights, privileges, restrictions and conditions including, but not limited to, the voting rights, the rate or amount of dividends on the method of calculating dividends, the dates of payment therefor, the terms and conditions of redemptions, purchase and conversion if any, and any sinking funds or other provisions of any series of preferred shares shall be determined by the resolution of the directors in their sole discretion, except as required by law. The preferred shares rank prior to the common shares with respect to distribution in the event of liquidation, dissolution or winding-up of the Corporation. If any cumulative dividends are not paid in full, all series of preferred shares shall participate rateably. The holders of preferred shares shall not, except as specifically provided in the Business Corporations Act (Alberta) or as resolved by the directors, in their discretion, be entitled to receive notice of or vote at any meeting of shareholders.

MARKET FOR SECURITIES

Trading Price and Volume

The Corporation’s common shares have been listed and posted for trading on the TSX since February 7, 2007 and prior to February 7, 2007, on the TSXV, under the trading symbol “MAI” and quoted on NASD Over the Counter Bulletin Board as “MNEAF”.  The trading price and volume of the Corporation’s common shares on the TSX for the year ended December 31, 2009 is as follows:

	High	Low	Volume
	C$	C$
March 1-29, 2010	1.05	0.75	14,976,700
February 2010	0.78	0.67	3,981,300
January 2010	0.94	0.69	6,708,200
December 2009	1.00	0.76	10,560,900
November 2009	0.81	0.63	7,282,100
October 2009	0.77	0.63	11,524,400
September 2009	0.76	0.60	12,151,300
August 2009	0.75	0.59	11,907,600
July 2009	0.87	0.69	6,089,600
June 2009	0.99	0.76	5,159,600
May 2009	0.89	0.64	4,556,300
April 2009	0.74	0.57	5,170,500
March 2009	0.80	0.55	4,785,400
February 2009	0.79	0.32	14,442,300

Prior Sales

During the most recently completed financial year ended December 31, 2009, the following securities of the Corporation, which are not listed or quoted on a market place, were issued:

	Number	Price Per
Date of Issue	of Securities	common share C$	Reason for Issuance
March 1, 2009	200,000 options	0.73	Stock Options
March 13, 2009	200,000 options	0.67	Stock Options
August 19, 2009	13,350,000 warrants	1.25	Purchase Warrants
August 19, 2009	2,002,500 warrants	1.25	Purchase Warrants
September 30, 2009	220,000 options	0.66	Stock Options

DIRECTORS AND OFFICERS

The following table sets forth information about the Corporation’s directors and executive officers and their respective positions as of the date of this AIF:

Name and Municipality of Residence	Position with Corporation	Principal Occupation	Director Since
Directors

ROBERT R. McEWEN Toronto, Ontario, Canada	Executive Chairman, President, Chief Executive Officer, and Director

President and Chief Executive Officer of the Corporation (June 2009 to present); Executive Chairman of the Corporation (Feb. 2009 to present); Chairman and CEO of US Gold Corporation (a United States based gold and silver exploration company) (August 2005 to present); Chairman of Goldcorp Inc. (1986 to 2005), and CEO of Goldcorp Inc. (1994 to 2005).

August 5, 2008

ALLEN V. AMBROSE, Spokane, Washington, United States of America	Director

Director of the Corporation (1995 to present); President of the Corporation (1995-August 2009); Chairman of the Board of Directors of the Corporation (2006 to Feb. 2009) Chief Executive Officer of the Corporation (to Feb. 2009); director of, and consultant to Century Mining Corporation and Caerus Resource Corporation (formerly named Samba Gold Inc.), (2002 to year-end 2009), consultant to Franconia Minerals Corporation (1998 to present), director of Mexivada Mining Corporation (2005 to present), director of Rockgate Capital Corporation (2005 to present), director of Gold Port Resources Ltd. (2006 to present), director of Stoneshield Capital Corp. (2007 to present), a director of Northrock Resources Inc. (2008 to present) and a director of Butler Developments Corp. (2008 to November 2009).

November 6, 1995

VICTOR LAZAROVICI (1) (2) (3) Mt. Pleasant, South Carolina, United States of America	Director	A director of Abacus Mining and Exploration Corp. (July 2008 to present), Managing Director - Senior Base Metals and Minerals, BMO Capital Markets (1998 to 2008).	August 5, 2008

ALLAN J. MARTER (1) (3) Littleton, Colorado, United States of America	Director

Chief financial officer of Copperbelt Minerals Limited, a private BVI company with copper properties in the DRC (2009 to present); director of Maestro Ventures Ltd. (2009 to present); president of the board and director of EURO Ressources SA, a French gold royalty company (2005 to 2009); director of Franconia Minerals Corporation (2006 to present); chief financial officer of Golden Star Resources Ltd. (1999 to 2006), and president of Waiata Inc., Mr. Marter’s personal services company.

November 9, 2006

DR. DONALD R.M. QUICK (2) (3) Hamilton, Ontario, Canada	Director	Private investor, a director of Goldcorp Inc. (2000 to 2006) and a director of CSA Management Inc. (1996 to 2000). Prior to 2003 Dr. Quick was in private practice as a chiropractor.	August 5, 2008

MICHAEL L. STEIN(2) Toronto, Ontario, Canada	Director

Chairman and Chief Executive Officer of MPI Group Inc., a company engaged in real estate investment and development (1994 to present); Chairman of the board of directors of Canadian Apartment Properties Real Estate Investment Trust (May 1997 to present); a director of CSA Management Inc. (1994 to 2000); a director of Goldcorp Inc. (2000 to 2006); a director of Moneysworth & Best Shoe Care Inc. (1997 to 2000).

February 23, 2009

RICHARD W. BRISSENDEN(1) Toronto, Ontario, Canada	Director

Businessman; President of Regal Consolidated Ventures Limited, (formerly named Regal Goldfields Limited), a mineral exploration company currently being re-activated (1996 to present); Vice- President, William G. Brissenden Inc., a private investment management firm; director of Canuc Resources Corporation (2008 to present); director of Corona Gold Corporation (1996 to present); director of Lexam Explorations Inc. (1994 to present); director of Valdez Gold Inc. (2002 to present); and, former President (2006 to 2008) and Honorary Chairman (2009 — present), Director (1990 to 2009) and Chairman of Excellon Resources Inc. (1991-2006).

February 23, 2009

Executive Officers

HENRY A. JOHN(4) British Columbia, Canada	Chief Financial Officer	Chief Financial Officer of the Corporation (2007 to present) and accountant with the accounting firm of LeMaster & Daniels (1997 to 2007).	N/A

PERRY ING(5) Toronto, Ontario Canada	Chief Financial Officer

Chief Financial Officer of the Corporation (appointed effective April 5, 2010); and Vice President, Finance of the Corporation (January 2010 - present); Chief Financial Officer of US Gold Corporation (2008 — present); Chief Financial Officer of Lexam Explorations Inc. (2005-present); Consultant to Barrick Gold Corporation (2005-2008).

N\A

JAMES K. DUFF Coeur d’Alene, Idaho, United States of America	Chief Operating Officer

Chief Operating Officer of the Corporation (March 2009 to present), President, South American Operations for Coeur d’Alene Mines Corporation (2005 to 2008) and management consultant to Coeur d’Alene Mines Corporation and director of Empresa Minera Manquiri, S.A., a Bolivian subsidiary of Coeur d’Alene Mines (2002 to 2005)

N/A

NILS F. ENGELSTAD Toronto, Ontario Canada	Vice President, Corporate Affairs

Vice President, Corporate Affairs of the Corporation (September 2009 to present). Corporate Counsel to the McEwen Capital group of companies (July 2009 — present) which includes serving as Secretary of US Gold Corporation and Vice President, Legal of Lexam Explorations Inc.; formerly at the law firm of Stikeman Elliott LLP.

N/A

Notes:

(1)                                  Member of the Audit Committee. Mr. Marter chairs this committee.

(2)                                  Member of the Corporate Governance, Nominating and Compensation Committee. Mr. Lazarovici chairs this committee.

(3)                                  Member of the Special Committee. Special Committee was constituted to review the terms of the McEwen Financing, to review any alternative proposals to McEwen Financing and to seek an extension to the MSC cash call received in December 2008.

(4)                                  Mr. John has indicated his resignation from his role as Chief Financial Officer with an effective date of April 5, 2010.

(5)                                  Mr. Ing was appointed Chief Financial Officer, to take effect upon Mr. John’s departure which is expected on April 5, 2010.

As of the date hereof, the number of common shares of the Corporation beneficially owned, or controlled or directed, directly or indirectly, by all directors and executive officers of the Corporation as a group is 85,147,143 or 32.2% of the issued and outstanding common shares of the Corporation.

The term of office of the directors expires annually at the time of the Corporation’s annual general meeting or until their successors are elected or appointed.

Cease Trade Orders, Bankruptcies, Penalties, or Sanctions

Except as disclosed below, no director or executive officer of the Corporation is, as at the date hereof or has been within the ten years prior to the date hereof, a director, chief executive officer or chief financial officer of any company that was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days issued: (1) while that person was acting as director, chief executive officer or chief financial officer (2) after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in that capacity.

Mr. Ambrose has advised the Corporation that he is a director of Century Mining Corporation (“Century”). On March 20, 2008, the British Columbia Securities Commission issued a cease trade order against the insiders of Century for not filing, in the correct form, a technical report under NI 43-101, interim financial statements for the financial period ended September 30, 2007, and management discussion and analysis for the period ended September 30, 2007.   The cease order was rescinded on July 18, 2008 and is no longer in effect.

Mr. Brissenden has advised the Corporation that he is a director and officer of Regal Consolidated Ventures Limited, which is subject to a cease trade order issued on June 12, 2001 by the Ontario Securities Commission for failure to file audited financial statements for the year ended December 31, 2000 and interim financial statements for the three-month period ended March 31, 2001. The cease trade order is still in effect.

Mr. Stein has advised the Corporation that he was a director of Moneysworth & Best Shoe Care Inc. (“Moneysworth”) when it filed for voluntary assignment into bankruptcy on July 11, 2000 under the Bankruptcy and Insolvency Act (Canada) and was subject to cease trade orders issued by the Ontario Securities Commission on July 21, 2000 and the British Columbia Securities Commission on October 25, 2000 against Moneysworth for failure to file certain financial statements. These cease trade orders are still in effect.

Except as disclosed above no director or executive officer of the Corporation or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation is, as at the date hereof or has been within the ten years prior to the date hereof, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee to hold its assets.

No director or executive officer of the Corporation or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has had any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

No director or executive officer of the Corporation or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, has during the ten years prior to the date hereof become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold such person’s assets.

Conflicts of Interest

The directors and officers of the Corporation are, or may become, directors or officers of other companies with businesses which may conflict with the business of the Corporation. Directors are required to act honestly and in good faith with a view to the best interests of the Corporation. In addition, directors in a conflict of interest position are required to disclose certain conflicts to the Corporation and to abstain from voting in connection with the matter. To the best of the Corporation’s knowledge, there are no known existing or potential conflicts of interest between the Corporation or a subsidiary of the Corporation and a director or officer of the Corporation or a subsidiary of the Corporation as a result of their outside business interests at the date hereof. However, certain of the directors and officers serve as directors and/or officers of other companies. Accordingly, conflicts of interest may arise which could influence these persons in evaluating possible acquisitions or in generally acting on behalf of the Corporation.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Certain of the Xstrata Properties formerly held by Xstrata and transferred to the Company pursuant to the (Los Azules) Option Agreement remain subject to an underlying option agreement between Xstrata and Solitario Argentina S.A. (“Solitario”), whereby Solitario has the right to back-in up to 25% of the properties covered by the underlying option agreement (the “Solitario Agreement”), exercisable by Solitario upon the satisfaction of certain conditions within 36 months of Xstrata exercising the option, including the production of a feasibility study. The 36-month period expires on or about April 23, 2010. The Solitario Agreement is the subject of a dispute between Xstrata; and, Solitario and its parent company TNR Gold Corp. (together “TNR”). The dispute was commenced by TNR against Xstrata in the Supreme Court of British Columbia on October 27, 2008. The dispute surrounds the validity of the 36-month time limit described above. If TNR is successful, the Company’s interest in certain of the Xstrata Properties may be reduced by up to 25%. Minera Andes is not a party to the litigation.

On March 19, 2010, the Corporation was served with a summons and complaint in connection with a lawsuit by the Hochschild Lender filed in the State of New York. The Hochschild Lender, among other claims, claims Minera Andes has refused to sign formal Project Loan documentation and caused undue delay of the same. Hochschild has demanded that the court order Minera Andes to sign formal Project Loan documents contemplated under the Project Loan Letter Agreement, enjoin Minera Andes from interfering with the making of payments by MSC in relation to the Project Loans, require Minera Andes to repay to Hochschild Lender the benefits that Minera Andes has received from the Project Loans and establish the priority of other shareholder loans owed by MSC to Hochschild Lender and Minera Andes.  At the date of this AIF, Minera Andes, in consultation with its New York legal advisors, were preparing a response.

Other than as disclosed above there are no material legal proceedings involving the Corporation or a subsidiary of the Corporation or of which their respective properties are the subject matter of as at the date of this AIF .

There have been no penalties or sanctions imposed against the Corporation by a court relating to securities legislation or by a securities regulatory authority, or imposed by a court or regulatory body against the Corporation that would likely be considered important to a reasonable investor in making an investment decision, and the Corporation has not entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer of the Corporation, no person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the Corporation’s outstanding voting securities and no associate or affiliate of any of such persons or companies has any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Corporation other than as disclosed below.

On December 20, 2005, the Corporation entered into a private placement agreement (the “First McEwen Agreement”) at arm’s length with Robert R. McEwen of Toronto, Ontario, providing for the purchase by

Mr. McEwen or any associate or affiliate of Mr. McEwen (together, “McEwen”) of an aggregate of 15,414,740  units of the Corporation (“First Private Placement Units”), at a price of C$0.35 per First Private Placement Unit, for gross proceeds of C$5,395,159 (the “First Private Placement”). Each First Private Placement Unit was comprised of one common share and one-half of one common share purchase warrant (the “First Private Placement Warrant”). One whole First Private Placement Warrant entitled the holder thereof to purchase one additional common share at an exercise price of C$0.55 per common share.

In addition, on December 20, 2005 the Corporation signed a further subscription agreement, (as amended, the “Second McEwen Agreement”), with McEwen, granting McEwen the right to acquire a further 13,156,689 units of the Corporation, on the same terms as the First Private Placement, for gross proceeds of C$4,604,841.10 (the “Second Private Placement”). The Second Private Placement closed on March 8, 2006.

In connection with the aforementioned private placements McEwen was granted the right, from time to time and at any time, to nominate one individual (the “Subscriber Nominee”) to the board of directors of the Corporation for a period of five years following closing of the Second Private Placement provided McEwen then owns not less than 10% of the issued and outstanding common shares of the Corporation.  In addition, the Corporation agreed to use all reasonable efforts to cause its board of directors to pass such resolutions and to take such other actions as may be required in order to maintain the number of members of the board of directors of the Corporation at not more than six. Mr. McEwen himself joined the Board of Directors of the Corporation on August 5, 2008, upon exercise of this right.

Pursuant to an agreement dated May 5, 2006 Mr. McEwen completed the early exercise of 14,285,714 warrants then held by him.  In consideration for the early exercise of these warrants, the Corporation issued to Mr. McEwen 2,000,000 new common share purchase warrants. Each new warrant entitles McEwen to purchase one common share at an exercise price of C$1.80 per share. On May 4, 2007 Mr. McEwen exercised these 2,000,000 common share purchase warrants.

On February 17, 2009, the Corporation entered in a amended and restated private placement agreement (the “2009 McEwen Agreement”) with Mr. McEwen in respect of the McEwen Financing. As previously stated, pursuant to the McEwen Financing Mr. McEwen purchased an aggregate of 40 million common shares at a purchase price of C$1.00 per share.

In connection with the McEwen Financing, Mr. McEwen was granted the right to nominate an additional two directors to the Corporation’s board. Messrs. Richard Brissenden and Michael Stein were appointed as directors of Minera Andes on February 23, 2009 pursuant to the exercise of this right. In addition, the Corporation agreed to use all reasonable efforts to cause its board of directors to pass such resolutions and to take such other actions as may be required in order to maintain the number of members of the board of directors of the Corporation at not more than seven.

As of the date of this AIF, Mr. McEwen holds 84,857,143 or 32.1% of the issued and outstanding common shares of the Corporation and 100,000 options each exercisable for one common share at a price of C$0.81 per share.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for the Corporation’s common shares is Computershare Trust Company of Canada, 100 University Avenue, 8th Fl., Toronto, ON, M5J 2Y1. Registration and transfers of the Corporation’s common shares may be effected through Computershare’s offices in Toronto, Ontario; Calgary, Alberta; and, Vancouver, British Columbia.

MATERIAL CONTRACTS

The following is a list of every contract, other than contracts entered into in the ordinary course of business, which is material to the Corporation and was entered into within the most recently completed financial year, or before the most recently completed financial year but is still in effect:

(1)          Option and Joint Venture Agreement;

(2)          Project Loan Letter Agreement;

(3)          Loan Agreement; and

(4)          The 2009 McEwen Agreement.

INTERESTS OF EXPERTS

Technical information relating to the Corporation’s principal mineral projects contained in this AIF was derived from the San José Technical Report and the Los Azules Technical Report.

The following table sets out the individuals who are named as authors of the San José Technical Report or Los Azules Technical Report, as the case may be.:

Project	Qualified Person(s)
San José Mine	Eugene Puritch, P.Eng; Al Hayden, P.Eng; James Pearson, P.Eng; Antoine Yassa, P.Geo; Fred H. Brown, CPG, Pr. Sci. Nat; and; Kirstine Malloch, MAusIMM
Los Azules Copper Project	Randolph P. Schneider, MAusIMM; Robert Sim, P.Geo; Bruce M. Davis, Ph.D., FAusIMM; William L. Rose, P.E.; and, Scott C. Elfen, P.E.

None of the aforementioned firms or persons held any securities of the Corporation or of any associate or affiliate of the Corporation when they prepared the reports referred to above or following the preparation of such reports nor did they receive any direct or indirect interest in any securities of the Corporation or of any associate or affiliate of the Corporation in connection with the preparation of such reports.

None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation.

BDO Canada LLP (“BDO”) of Vancouver, British Columbia resigned as auditors of the Corporation effective September 29, 2009. KPMG LLP (“KPMG”), of Toronto, Ontario were appointed as the independent auditors of the Corporation by the board effective that same date.

At the effective date of BDO’s resignation, there had been no reservations in the their reports on any of the Corporation’s financial statements commencing at the beginning of the two most recently completed financial years and ending on the date of the their resignation. There were no reportable events between the Corporation and BDO. The resignation of BDO and the appointment of KPMG were considered and approved by the Audit Committee and the Board of Directors of the Corporation.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS

National Instrument 52-110 — Audit Committees of the Canadian Securities Administrators (“NI 52-110”) requires the Corporation to disclose annually in its AIF certain information concerning the constitution of its audit committee and its relationship with its independent auditors.

The Corporation’s audit committee (the “Audit Committee”) is governed by an Audit Committee Charter, the text of which is attached as Schedule A to this AIF.

The Audit Committee is comprised of three directors, Allan J. Marter (Chairman), Victor Lazarovici (since September 11, 2008) and Richard Brissenden (since February 23, 2009). As defined in NI 52-110, each of Allan J. Marter, Victor Lazarovici, and Richard Brissenden are “independent”. Also as defined in NI 52-110, all of the Audit Committee members are “financially literate”.

Each Audit Committee member possesses education or experience that is relevant to the performance of their responsibilities as members of the Corporation’s Audit Committee.

Mr. Marter has more than 30 years experience in the financial sector of the mining industry. Mr. Marter was Chief Financial Officer of Golden Star Resources Ltd., a TSX listed company between 1999 and 2006.  Mr. Marter served as President of the board and as a director of EURO Ressources SA until January 2009, a TSX and Euronext listed company and has previously served as an officer and director of a number of North American junior exploration and mining companies. Mr. Marter is also currently a director of Franconia Minerals Corporation, a TSX listed company and a director of Maestro Ventures Ltd., a TSX-V listed company.  Mr. Marter currently (since October 2009) serves as chief financial officer of Copperbelt Minerals Limited, a private BVI company with copper properties in the Democratic Republic of the Congo.

Mr. Lazarovici was the managing director, senior base metals and minerals analyst for BMO Capital Markets (New York) from 1998 to 2008. From 1993 to 1998, Mr. Lazarovici served as a managing director and senior metals and minerals analyst for Smith Barney (New York).  Mr. Lazarovici has completed the NYSE/NASD Series 86/87 (Research Analyst Qualification Examination) examinations.  Prior to entering the financial services industry, Mr. Lazarovici held several financial management positions in manufacturing and mining industries. Mr. Lazarovici holds a bachelor of engineering from Sir George Williams University and an MBA from York University.

Mr. Brissenden is a chartered accountant with more than 25 years experience in the mining and exploration sector. Mr. Brissenden serves as a director on several mining companies, including Canuc Resources Corporation, Corona Gold Corporation, Lexam Explorations Inc. and Valdez Gold Inc.

Audit, Audit Related, Tax, and Other Fees

Category of Fee	Description	Amount 2009	Amount 2008
Audit Fees	Fees incurred by the Corporation’s external auditor in connection with the audit of the Corporation’s financial statements and with the review of the Corporation’s interim financial statements.	$378,042	$248,946
Audit-Related Fees	Fees incurred by the Corporation’s external auditor in connection with a non-audit review and change of auditor notice.	$17,478	—
Tax Fees	Fees billed by the Corporation’s external consultants in connection with preparation of tax returns and certain tax advice.	$36,296	$15,569
Other Fees	Fees billed by the Corporation’s external consultants in connection with correspondence with various corporate matters such as efficient treatment of certain transactions, transitional support services, and the filing of a Preliminary Short Form Prospectus ($40,483). Fees pertaining to Sarbanes Oxley compliance of $112,453 and $43,344 are included in the 2009 and 2008 other fees, respectively.	$452,051	$76,883
Total Fees		$883,867	$341,398

As previously stated, BDO resigned as auditors of the Corporation effective September 29, 2009 and KPMG was appointed as the independent auditors of the Corporation by the board effective that same date.  Audit fees billed by KPMG for 2009 and 2008 amounted to $212,000. Audit fees billed by BDO for 2009 and 2008 amounted to $166,042 and $248,946 respectively.

Audit Committee Approval of Audit and Non-Audit Services

The Audit Committee is responsible for overseeing the Corporation’s independent auditor and pre-approving all services provided by KPMG.  The Audit Committee sets forth its pre-approval in the minutes of its meetings.  “Audit Related Fees” and “Tax Fees” are typically approved separately during regular meetings of the Audit

Committee or, on an as-needed basis, the Audit Committee’s Chair is authorized to approve such services in advance on behalf of the Committee with such approval being reported to the full Audit Committee at its next meeting.

ADDITIONAL INFORMATION

Additional information relating to the Corporation can be found on SEDAR at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, and securities authorized for issuance under equity compensation plans are contained in the Corporation’s management information circular prepared in connection with the Corporation’s annual and special meeting of shareholders held on June 18, 2009.  Additional financial information is provided in the Corporation’s annual financial statements and management discussion and analysis, also filed on SEDAR.

GLOSSARY OF CERTAIN GEOLOGIC AND MINING TERMS

The following is a glossary of technical terms which are used in this AIF:

“Ag” means silver;

“andesite” is a type of dark colored, fine grained volcanic rock;

“anomalous” means either a geophysical response that is higher or lower than the average background or rock samples that return assay values greater than the average background;

“argillic” means pertaining to clay or clay minerals;

“As” means arsenic;

“Au” means gold;

“Bankable Feasibility Study” means the study, prepared to industry standards, based upon which a bank or other lending institution may loan the Corporation or MASA funds for production development on the Claims;

“breccia” means a course grained rock, composed of angular broken rock fragments held together by a finer grained matrix;

“Cateo” means an exploration concession for mineral rights granted to an individual or company in the Republic of Argentina, as defined by the Republic of Argentina Mining Code, as amended;

“Claims” means the Cateos, Manifestación de Descubrimiento, Mina, Estaca Mina (as defined by the Republic of Argentina Mining Code, as amended) described herein issued to MASA, MSC or the Corporation by the government of Argentina or any provincial government;

“Cu” means copper;

“dacite” is a type of fine-grained extrusive rock;

“Estaca Mina” means areas granted to extend the area covered by existing Minas;

“felsic” describes an igneous rock having abundant light colored minerals;

“g/t” means grams per tonne;

“g/t Au” means grams per tonne gold;

“g/t Ag” means grams per tonne silver;

“graben” means an elongate crustal block that is bounded by faults on its long sides;

“grab sample” means one or more pieces of rock collected from a mineralized zone that when analyzed do not represent a particular width of mineralization nor necessarily the true mineral concentration of any larger portion of a mineralized area;

“ha” means hectare(s);

“Hg” means mercury;

“igneous rock” means a rock formed by the cooling of molten rock either underground or at the surface of the earth;

“illitic” is a general name for a group of clay minerals;

“intrusive rock”means an igneous rock that, when in the molten or partially molten state, penetrated into or between other rocks, but cooled beneath the surface;

“IP/RES” means induced polarization and resistivity (survey);

“kg” means kilogram(s);

“km” means kilometer(s);

“low sulfidation” applies to a type of mineralization low in sulfur content;

“m” means meter(s);

“Manifestación de Descubrimiento” (literally, manifestation of discovery) means the intermediate stage between the exploration phase and exploitation phase of development;

“metamorphic rock” means an igneous or sedimentary rock that has been altered by exposure to heat and pressure (resulting from deep burial, contact with igneous rocks, compression in mountain building zones or a combination of these factors) but without complete melting. Metamorphosis typically results in partial recrystallization and the growth of new minerals.

“Metasediment” refers to metamorphosed sedimentary rock.  “Metavolcanics” refers to metamorphosed volcanic rock;

“Mina”means an exploitation grant based on Manifestación de Descubrimiento;

“Mo” means molybdenum;

“net profits royalty” is a form of royalty payable as a percentage of the net profits of a mining operation.  In contrast to net smelter return royalties, costs relating to exploration, development and mining may be deducted from the net proceeds of the operation in calculating the royalty.  However, such royalties are established by contract or statute (in the case of property owned by governments), and the specific terms of such contracts or statutes govern the calculation of the royalty;

“net smelter return royalty” is a form of royalty payable as a percentage of the value of the final product of a mine, after deducting the costs of transporting ore or concentrate to a smelter, insurance charges for such transportation, and all charges or costs related to smelting the ore.  Normally, exploration, development and mining costs are not deducted in calculating a net smelter return royalty.  However, such royalties are established by contract or statute (in the case of property owned by governments), and the specific terms of such contracts or statutes govern the calculation of the royalty;

“NSR” means Net Smelter Return;

“orebody” means a continuous well-defined mass of material containing enough ore to make extraction economically feasible;

“opt” means ounces per ton;

“oz” means ounce;

“Pb” means lead;

“porphyry” means an igneous rock of any composition that contains conspicuous large mineral crystals in a fine-grained ground mass;

“ppb” means parts per billion;

“ppm” parts per million;

“pyroclastic” means pertaining to rock material formed by volcanic explosion or expulsion from a volcanic vent;

“rhyolite” is a type of felsic lava flow;

“Sb” means antimony;

“sq.” means square;

“stratabound” means a mineral deposit confined to a single stratigraphic unit;

“stratigraphy” means the science of rock strata;

“synvolcanic” means formed at the time of volcanic activity;

“tuffaceous” is a general term for all consolidated pyroclastic rocks;

“Underlying Royalty” means any royalties on the Claims that are part of the lease, purchase or option of said Claim from the owner or any royalties that may be imposed by the provincial government;

“vein” means a mineral filling of a fault or fracture in the host rock, typically in tabular or sheet-like form;

“VLF-EM” means a very low frequency electromagnetic geophysical instrument used in exploration to measure variances of conductivity in surficial sediments and bedrock (survey);

“volcanic rock” (basalt, pillowed-flows, rhyolite) means an igneous rock that has been poured out or ejected at or near the earth’s surface;

“volcanoclastic rock” (wacke, tuff, turbidite) means a sedimentary rock derived from the transportation and deposition of volcanic rock fragments by air (tuff) or water (wacke or turbidite); and

“Zn” means zinc.

SCHEDULE “A”

MINERA ANDES INC.

(the “Corporation”)

AUDIT COMMITTEE CHARTER

A.            Purpose

The Audit Committee (the “Committee”) is a committee of the board of directors (the “Board”) of the Corporation the primary function of which is to assist the Board in its oversight of the nature and scope of the annual audit, management’s reporting on internal accounting standards and practices, financial information and accounting systems and procedures and financial reporting and statements and to recommend, for approval of the Board, or to approve, the audited financial statements, interim financial statements and any other releases containing financial information.

The primary objectives of the Committee are as follows:

1.     To assist directors meet their responsibilities (especially for accountability) in respect of the preparation and disclosure of the financial statements of the Corporation and related matters.

2.     To oversee the work of the external auditors.

3.     To provide better communication between directors and external auditors.

4.     To enhance the external auditors’ independence.

5.     To increase the credibility and objectivity of financial reports.

6.     To strengthen the role of the outside directors by facilitating in depth discussions between directors on the Committee, management and the external auditors.

B.            Responsibility of Management and External Auditors

The Committee’s role is one of oversight. Management is responsible for preparing the Corporation’s financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with generally accepted accounting principles (“GAAP”). Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The external auditors’ responsibility is to audit the Corporation’s financial statements and provide their opinion, based on their audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Corporation in accordance with GAAP.

C.            Membership and Organization

1.     Composition - The Committee shall be comprised of not less than three independent members of the Board.

2.     Independence - None of the members of the Committee shall be members of management of the Corporation, and all of them shall be “independent” (as such term is used in Multilateral Instrument 52-110 - Audit Committees (“MI 52-110”).

3.     Appointment and Removal of Committee Members - Each member of the Committee shall be appointed by the Board on an annual basis and shall serve at the pleasure of the Board or until the earlier of: (a) the close of the next annual meeting of the shareholders of the Corporation at which the member’s term of office expires; (b) the death of the member; or (c) the resignation, disqualification or removal of the member from the Committee or from the Board. The Board may fill the vacancy in the membership of the Committee.

4.     Financial Literacy - All of the members of the Committee shall be “financially literate” within the meaning used in MI 52-110 or a member who is not financially literate must become so within a reasonable period of time following his or her appointment.

5.     Chair - At the time of the annual appointment of the members of the Committee, the Board shall appoint a Chair of the Audit Committee. The Chair shall be a member of the Committee, preside over all Committee meetings, coordinate the Committee’s compliance with this Charter, work with management to develop the Committee’s annual work plan and provide reports of the Committee to the Board. The Chair may vote on any matter requiring a vote. In the case of an equality of votes, the Chair shall be entitled to a second or casting vote. The Chair shall report to the Board, as required by applicable law or as deemed necessary by the Committee or as requested by the Board, on matters arising at Committee meetings and, where applicable, shall present the Committee’s recommendation to the Board for its approval.

D.            Functions and Responsibilities

The Committee shall have the functions and responsibilities set out below as well as any other functions that are specifically delegated to the Committee by the Board. In addition to these functions and responsibilities, the Committee shall perform the duties required of an audit committee by the Alberta Business Corporations Act, by any requirements of stock exchanges on which the securities of the Corporation are listed, and all other applicable laws.

1.     Oversee External Auditors - The Committee shall oversee the work of the external auditors, including reviewing any disagreements between management and the external auditors in connection with the preparation of financial statements and shall communicate directly with the external and any internal auditors.

2.     Internal Controls - The Committee shall monitor the system of internal control. The Committee shall require management to implement and maintain appropriate systems of internal control in accordance with applicable laws, regulations and guidance, including internal control over financial reporting and disclosure and to review, evaluate and approve these procedures. At least annually, the Committee shall consider and review with management and the external auditors:

(a)          the effectiveness of, or weaknesses or deficiencies in: the design or operation of the Corporation’s internal controls (including computerized information system controls and security); the overall control environment for managing business risks; and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), non financial controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management’s conclusions.

(b)         any significant changes in internal control over financial reporting that are disclosed, or considered for disclosure, including those in the Corporation’s periodic regulatory filings;

(c)          any material issues raised by any inquiry or investigation by the Corporation’s regulators;

(d)         any related significant issues and recommendations of the external auditors together with management’s responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls over financial reporting and disclosure controls.

3.     Review Financial Statements - The Committee shall review the annual and interim financial statements of the Corporation and related management’s discussion and analysis (“MD&A”) prior to their approval. The process should include but not be limited to:

(a)          reviewing changes in accounting principles and policies, or in their application, which may have a material impact on the current or future years’ financial statements;

(b)         reviewing significant accruals, reserves or other estimates;

(c)          reviewing any “related party” transactions, with related party having the meaning ascribed to it by Canadian securities regulations;

(d)         reviewing accounting treatment of unusual or non-recurring transactions;

(e)          ascertaining compliance with covenants under loan agreements;

(f)            reviewing disclosure requirements for commitments and contingencies;

(g)         reviewing unresolved differences between management and the external auditors;

(h)         obtain explanations of significant variances with comparative reporting periods;

(i)             reviewing any legal matters which could significantly impact the financial statements as reported on by the general counsel and meet with outside counsel whenever deemed appropriate; and

(j)             reviewing audit response letters from the Corporation’s legal counsel made under the Joint Policy Statement of the Canadian Bar Association and the Canadian Institute of Chartered Accountants.

4.     Public Disclosure - The Committee shall review the financial statements, MD&A, annual information forms (“AIF”), management information circulars and any prospectuses as well as all public disclosure containing audited or unaudited financial information (including, without limitation, any press releases disclosing earnings or financial results) before release and prior to Board approval and shall satisfy itself that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements.

5.     Interim Financial Statements - The Committee shall review the interim financial statements and disclosures, and obtain explanations from management as required. After completing its review of the interim financial statements, if advisable, the Committee shall, if so authorized by the Board, approve the interim financial statements and the related MD&A, or if not so authorized by the Board, then approve and recommend them for approval by the Board.

6.     Hiring Policies - The Committee shall review and approve the Corporation’s hiring policies regarding the hiring of partners, employers and former partners and employees of the present and former external auditors of the Corporation. The Committee shall review candidates for the position of Chief Financial Officer of the Corporation and make recommendations to the Board with respect to the appointment of a Chief Financial Officer.

7.     Appointment of External Auditors - With respect to the appointment of external auditors by the Board, the Committee shall:

(a)          recommend to the Board the appointment of the external auditors;

(b)         recommend to the Board the terms of engagement of the external auditor, including the compensation of the auditors and a confirmation that the external auditors shall communicate directly to the Committee;

(c)          on an annual basis, review and discuss with the external auditors all significant relationships such auditors have with the Corporation to determine the auditors’ independence;

(d)         review the performance of the external auditors;

(e)          when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change; and

(f)            review and approve in advance any non-audit services to be provided to the Corporation or its subsidiaries by the external auditors and consider the impact on the independence of such auditors, including reviewing the range of services provided in the context of all consulting services bought by the Corporation. The Committee may delegate to one or more members the authority to approve non—audit services, provided that the member report to the Committee at the next scheduled meeting such pre—approval and the member comply with such other procedures as may be established by the Committee from time to time.

8.     Evaluation and Rotation of Lead Partner - At least annually, the Committee shall review the qualifications and performance of the lead partners of the external auditors. The Committee shall obtain a report from the external auditors annually verifying that the lead partner of the external auditors has served in that capacity for no more than five fiscal years of the Corporation and that the engagement team collectively possesses the experience and competence to perform an appropriate audit.

9.     Review with External Auditors - Review with external auditors (and internal auditor if one is appointed by the Corporation) their assessment of the internal controls of the Corporation, their written reports containing recommendations for improvement, and management’s response and follow-up to any identified weaknesses. The Committee shall also review annually with the external auditors their plan for their audit and, upon completion of the audit, their reports upon the financial statements of the Corporation and its subsidiaries.

10.   Risk Policies and Procedures - The Committee shall review risk management policies and procedures of the Corporation (e.g. hedging, litigation and insurance), regarding current areas of great financial risk and whether management is managing these effectively.

11.   Treatment of Complaints/Submissions - The Committee shall review and approve the establishment by management of procedures for the receipt, retention and treatment of complaints received by the Corporation from employees or others, regarding accounting, internal accounting controls, or auditing matters as well as the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

12.   Investigations - The Committee shall have the authority to investigate any financial activity of the Corporation. All employees of the Corporation are to cooperate as requested by the Committee.

13.   Retain Experts - The Committee may retain independent counsel, persons having special expertise and/or obtain independent professional advice to assist in filling their responsibilities at the expense of the Corporation without any further approval of the Board. The Committee has the authority to set, and have the Corporation, pay the compensation for any such persons engaged by the Committee.

14. Advising Board - The Committee shall ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business.

15.   Updates to Charter - The Committee shall review and recommend to the Board any updates to the Audit Committee Charter. All changes to the Audit Committee Charter shall be approved by the Board.

E.            Adoption of the Audit Committee Charter and Amendments

1.     This Charter was adopted and approved by the Board of Directors of the Corporation on May 20, 2005.